EXHIBIT 99.2

CONSOLIDATED STATEMENT OF INCOME

TOTAL

For the year ended December 31, (M€)(a)		2011	2010	2009
Sales	(Notes 4 & 5)	184,693	159,269	131,327
Excise taxes		(18,143)	(18,793)	(19,174)
Revenues from sales		166,550	140,476	112,153
Purchases net of inventory variation	(Note 6)	(113,892)	(93,171)	(71,058)
Other operating expenses	(Note 6)	(19,843)	(19,135)	(18,591)
Exploration costs	(Note 6)	(1,019)	(864)	(698)
Depreciation, depletion and amortization of tangible assets and mineral interests		(7,506)	(8,421)	(6,682)
Other income	(Note 7)	1,946	1,396	314
Other expense	(Note 7)	(1,247)	(900)	(600)
Financial interest on debt		(713)	(465)	(530)
Financial income from marketable securities & cash equivalents		273	131	132
Cost of net debt	(Note 29)	(440)	(334)	(398)
Other financial income	(Note 8)	609	442	643
Other financial expense	(Note 8)	(429)	(407)	(345)
Equity in income (loss) of affiliates	(Note 12)	1,925	1,953	1,642
Income taxes	(Note 9)	(14,073)	(10,228)	(7,751)
Consolidated net income		12,581	10,807	8,629
Group share		12,276	10,571	8,447
Non-controlling interests		305	236	182
Earnings per share (€)		5.46	4.73	3.79
Fully-diluted earnings per share (€)		5.44	4.71	3.78

(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

For the year ended December 31, (M€)	2011	2010	2009
Consolidated net income	12,581	10,807	8,629
Other comprehensive income
Currency translation adjustment	1,498	2,231	(244)
Available for sale financial assets	337	(100)	38
Cash flow hedge	(84)	(80)	128
Share of other comprehensive income of associates, net amount	(15)	302	234
Other	(2)	(7)	(5)
Tax effect	(55)	28	(38)
Total other comprehensive income (net amount) (note 17)	1,679	2,374	113
Comprehensive income	14,260	13,181	8,742
— Group share	13,911	12,936	8,500
— Non-controlling interests	349	245	242

CONSOLIDATED BALANCE SHEET

TOTAL

As of December 31, (M€)		2011	2010	2009
ASSETS
Non-current assets
Intangible assets, net	(Notes 5 & 10)	12,413	8,917	7,514
Property, plant and equipment, net	(Notes 5 & 11)	64,457	54,964	51,590
Equity affiliates: investments and loans	(Note 12)	12,995	11,516	13,624
Other investments	(Note 13)	3,674	4,590	1,162
Hedging instruments of non-current financial debt	(Note 20)	1,976	1,870	1,025
Other non-current assets	(Note 14)	4,871	3,655	3,081
Total non-current assets		100,386	85,512	77,996
Current assets
Inventories, net	(Note 15)	18,122	15,600	13,867
Accounts receivable, net	(Note 16)	20,049	18,159	15,719
Other current assets	(Note 16)	10,767	7,483	8,198
Current financial assets	(Note 20)	700	1,205	311
Cash and cash equivalents	(Note 27)	14,025	14,489	11,662
Total current assets		63,663	56,936	49,757
Assets classified as held for sale	(Note 34)	—	1,270	—
Total assets		164,049	143,718	127,753
LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity
Common shares		5,909	5,874	5,871
Paid-in surplus and retained earnings		66,506	60,538	55,372
Currency translation adjustment		(988)	(2,495)	(5,069)
Treasury shares		(3,390)	(3,503)	(3,622)
Total shareholders’ equity — Group share	(Note 17)	68,037	60,414	52,552
Non-controlling interests		1,352	857	987
Total shareholders’ equity		69,389	61,271	53,539
Non-current liabilities
Deferred income taxes	(Note 9)	12,260	9,947	8,948
Employee benefits	(Note 18)	2,232	2,171	2,040
Provisions and other non-current liabilities	(Note 19)	10,909	9,098	9,381
Non-current financial debt	(Note 20)	22,557	20,783	19,437
Total non-current liabilities		47,958	41,999	39,806
Current liabilities
Accounts payable		22,086	18,450	15,383
Other creditors and accrued liabilities	(Note 21)	14,774	11,989	11,908
Current borrowings	(Note 20)	9,675	9,653	6,994
Other current financial liabilities	(Note 20)	167	159	123
Total current liabilities		46,702	40,251	34,408
Liabilities directly associated with the assets classified as held for sale	(Note 34)	—	197	—
Total liabilities and shareholders’ equity		164,049	143,718	127,753

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(Note 27)

For the year ended December 31, (M€)	2011	2010	2009
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	12,581	10,807	8,629
Depreciation, depletion and amortization	8,628	9,117	7,107
Non-current liabilities, valuation allowances, and deferred taxes	1,665	527	441
Impact of coverage of pension benefit plans	—	(60)	—
(Gains) losses on disposals of assets	(1,590)	(1,046)	(200)
Undistributed affiliates’ equity earnings	(107)	(470)	(378)
(Increase) decrease in working capital	(1,739)	(496)	(3,316)
Other changes, net	98	114	77
Cash flow from operating activities	19,536	18,493	12,360
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(17,950)	(13,812)	(11,849)
Acquisitions of subsidiaries, net of cash acquired	(854)	(862)	(160)
Investments in equity affiliates and other securities	(4,525)	(654)	(400)
Increase in non-current loans	(1,212)	(945)	(940)
Total expenditures	(24,541)	(16,273)	(13,349)
Proceeds from disposals of intangible assets and property, plant and equipment	1,439	1,534	138
Proceeds from disposals of subsidiaries, net of cash sold	575	310	—
Proceeds from disposals of non-current investments	5,691	1,608	2,525
Repayment of non-current loans	873	864	418
Total divestments	8,578	4,316	3,081
Cash flow used in investing activities	(15,963)	(11,957)	(10,268)
CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
— Parent company shareholders	481	41	41
— Treasury shares	—	49	22
Dividends paid:
— Parent company shareholders	(5,140)	(5,098)	(5,086)
— Non-controlling interests	(172)	(152)	(189)
Other transactions with non-controlling interests	(573)	(429)	—
Net issuance (repayment) of non-current debt	4,069	3,789	5,522
Increase (decrease) in current borrowings	(3,870)	(731)	(3,124)
Increase (decrease) in current financial assets and liabilities	896	(817)	(54)
Cash flow used in financing activities	(4,309)	(3,348)	(2,868)
Net increase (decrease) in cash and cash equivalents	(736)	3,188	(776)
Effect of exchange rates	272	(361)	117
Cash and cash equivalents at the beginning of the period	14,489	11,662	12,321
Cash and cash equivalents at the end of the period	14,025	14,489	11,662

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders’ equity - Group share	Non-controlling interests	Total shareholders’ equity
(M€)	Number	Amount			Number	Amount
As of Janurary 1, 2009	2,371,808,074	5,930	52,947	(4,876)	(143,082,095)	(5,009)	48,992	958	49,950
Net income 2009	—	—	8,447	—	—	—	8,447	182	8,629
Other comprehensive income (Note 17)	—	—	246	(193)	—	—	53	60	113
Comprehensive income	—	—	8,693	(193)	—	—	8,500	242	8,742
Dividend	—	—	(5,086)	—	—	—	(5,086)	(189)	(5,275)
Issuance of common shares (Note 17)	1,414,810	3	38	—	—	—	41	—	41
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares(a)	—	—	(143)	—	2,874,905	165	22	—	22
Share-based payments (Note 25)	—	—	106	—	—	—	106	—	106
Share cancellation (Note 17)	(24,800,000)	(62)	(1,160)	—	24,800,000	1,222	—	—	—
Other operations with non-controlling interests	—	—	(23)	—	—	—	(23)	(24)	(47)
Other items	—	—	—	—	—	—	—	—	—
As of December 31, 2009	2,348,422,884	5,871	55,372	(5,069)	(115,407,190)	(3,622)	52,552	987	53,539
Net income 2010	—	—	10,571	—	—	—	10,571	236	10,807
Other comprehensive income (Note 17)	—	—	(216)	2,581	—	—	2,365	9	2,374
Comprehensive income	—	—	10,355	2,581	—	—	12,936	245	13,181
Dividend	—	—	(5,098)	—	—	—	(5,098)	(152)	(5,250)
Issuance of common shares (Note 17)	1,218,047	3	38	—	—	—	41	—	41
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares(a)	—	—	(70)	—	2,919,511	119	49	—	49
Share-based payments (Note 25)	—	—	140	—	—	—	140	—	140
Share cancellation (Note 17)	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(199)	(7)	—	—	(206)	(223)	(429)
Other items	—	—	—	—	—	—	—	—	—
As of December 31, 2010	2,349,640,931	5,874	60,538	(2,495)	(112,487,679)	(3,503)	60,414	857	61,271
Net income 2011	—	—	12,276	—	—	—	12,276	305	12,581
Other comprehensive income (Note 17)	—	—	231	1,404	—	—	1,635	44	1,679
Comprehensive income	—	—	12,507	1,404	—	—	13,911	349	14,260
Dividend	—	—	(6,457)	—	—	—	(6,457)	(172)	(6,629)
Issuance of common shares (Note 17)	14,126,382	35	446	—	—	—	481	—	481
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares(a)	—	—	(113)	—	2,933,506	113	—	—	—
Share-based payments (Note 25)	—	—	161	—	—	—	161	—	161
Share cancellation (Note 17)	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(553)	103	—	—	(450)	(123)	(573)
Other items	—	—	(23)	—	—	—	(23)	441	418
As of December 31, 2011	2,363,767,313	5,909	66,506	(988)	(109,554,173)	(3,390)	68,037	1,352	69,389

(a)	Treasury shares related to the stock option purchase plans and restricted stock grants.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On February 9, 2012, the Board of Directors established and authorized the publication of the Consolidated Financial Statements of TOTAL S.A. for the year ended December 31, 2011, which will be submitted for approval to the shareholders’ meeting to be held on May 11, 2012.

INTRODUCTION

The Consolidated Financial Statements of TOTAL S.A. and its subsidiaries (the Group) are presented in Euros and have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board) as of December 31, 2011.

The accounting principles applied in the Consolidated Financial Statements as of December 31, 2011 were the same as those that were used as of December 31, 2010 except for amendments and interpretations of IFRS which were mandatory for the periods beginning after January 1, 2011 (and not early adopted). Their adoption has no material impact on the Consolidated Financial Statements as of December 31, 2011.

The preparation of financial statements in accordance with IFRS requires the management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. The management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirements benefits and the income tax computation.

Furthermore, where the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that will lead to relevant and reliable information, so that the financial statements:

•	give a true and fair view of the Group’s financial position, financial performance and cash flows;

•	reflect the substance of transactions;

•	are neutral;

•	are prepared on a prudent basis; and

•	are complete in all material aspects.

1) ACCOUNTING POLICIES

Pursuant to the accrual basis of accounting followed by the Group, the financial statements reflect the effects of transactions and other events when they occur. Assets and liabilities such as property, plant and equipment and intangible assets are usually measured at amortized cost. Assets and liabilities are measured at fair value when required by the standards.

Accounting policies used by the Group are described below:

A)	PRINCIPLES OF CONSOLIDATION

Subsidiaries that are directly controlled by the parent company or indirectly controlled by other consolidated subsidiaries are fully consolidated.

Investments in jointly-controlled entities are consolidated under the equity method. The Group accounts for jointly-controlled operations and jointly-controlled assets by recognising its share of assets, liabilities, income and expenses.

Investments in associates, in which the Group has significant influence, are accounted for by the equity method. Significant influence is presumed when the Group holds, directly or indirectly (e.g. through subsidiaries), 20% or more of the voting rights. Companies in which ownership interest is less than 20%, but over which the Company is deemed to exercise significant influence, are also accounted for by the equity method.

All significant intercompany balances, transactions and income are eliminated.

B)	BUSINESS COMBINATIONS

Business combinations are accounted for using the acquisition method. This method implies the recognition of the acquired identifiable assets, assumed liabilities and any non-controlling interests in the companies acquired by the Group at their fair value.

The acquirer shall recognize goodwill at the acquisition date, being the excess of:

•

The consideration transferred, the amount of non-controlling interests and, in business combinations achieved in stages, the fair value at the acquisition date of the investment previously held in the acquired company;

•	Over the fair value at the acquisition date of acquired identifiable assets and assumed liabilities.

If the consideration transferred is lower than the fair value of acquired identifiable assets and assumed liabilities, an additional analysis is performed on the identification and valuation of the identifiable elements of the assets and liabilities. Any residual badwill is recorded as income.

In transactions with non-controlling interests, the difference between the price paid (received) and the book value of non-controlling interests acquired (sold) is recognized directly in equity.

The purchase price allocation is finalized within one year from the acquisition date.

Non-monetary contributions by venturers to a jointly-controlled entity in exchange for an equity interest in the jointly-controlled entity are accounted for by applying guidance provided in SIC 13 “Jointly Controlled Entities — Non-Monetary Contributions by Venturers”. A gain or loss on disposal of the previously held investment is recorded up to the share of the co-venturer in the jointly controlled entity.

C)	FOREIGN CURRENCY TRANSLATION

The financial statements of subsidiaries are prepared in the currency that most clearly reflects their business environment. This is referred to as their functional currency.

(i)	Monetary transactions

Transactions denominated in foreign currencies other than the functional currency of the entity are translated at the exchange rate on the transaction date. At each balance sheet date, monetary assets and liabilities are translated at the closing rate and the resulting exchange differences are recognized in the statement of income.

(ii)	Translation of financial statements denominated in foreign currencies

Assets and liabilities of foreign entities are translated into euros on the basis of the exchange rates at the end of the period. The income and cash flow statements are translated using the average exchange rates for the period. Foreign exchange differences resulting from such translations are either recorded in shareholders’ equity under “Currency translation adjustments” (for the Group share) or under “Non-controlling interests” (for the share of non-controlling interests) as deemed appropriate.

D)	SALES AND REVENUES FROM SALES

Sales figures include excise taxes collected by the Group within the course of its oil distribution operations. Excise taxes are deducted from sales in order to obtain the “Revenues from sales” indicator.

(i)	Sale of goods

Revenues from sales are recognized when the significant risks and rewards of ownership have been passed to the buyer and when the amount is recoverable and can be reasonably measured.

Revenues from sales of crude oil, natural gas and coal are recorded upon transfer of title, according to the terms of the sales contracts.

Revenues from the production of crude oil and natural gas properties, in which the Group has an interest with other producers, are recognized based on actual volumes sold during the period. Any difference between volumes sold and entitlement volumes, based on the Group net working interest, is recognized as “Crude oil and natural gas inventories” or “Other current assets” or “Other creditors and accrued liabilities”, as appropriate.

Quantities delivered that represent production royalties and taxes, when paid in cash, are included in oil and gas sales, except for the United States and Canada.

Certain transactions within the trading activities (contracts involving quantities that are purchased to third parties then resold to third parties) are shown at their net value in sales.

Exchanges of crude oil and petroleum products within normal trading activities do not generate any income and therefore these flows are shown at their net value in both the statement of income and the balance sheet.

(ii)	Sale of services

Revenues from services are recognized when the services have been rendered.

Revenues from gas transport are recognized when services are rendered. These revenues are based on the quantities transported and measured according to procedures defined in each service contract.

Shipping revenues and expenses from time-charter activities are recognized on a pro rata basis over a period that commences upon the unloading of the previous voyage and terminates upon the unloading of the current voyage. Shipping revenue recognition starts only when a charter has been agreed to by both the Group and the customer.

E)	SHARE-BASED PAYMENTS

The Group may grant employees stock options, create employee share purchase plans and offer its employees the opportunity to subscribe to reserved capital increases. These employee benefits are recognized as expenses with a corresponding credit to shareholders’ equity.

The expense is equal to the fair value of the instruments granted. The fair value of the options is calculated using the Black-Scholes model at the grant date. The expense is recognized on a straight-line basis between the grant date and vesting date.

For restricted share plans, the expense is calculated using the market price at the grant date after deducting the expected distribution rate during the vesting period.

The cost of employee-reserved capital increases is immediately expensed. A discount reduces the expense in order to account for the nontransferability of the shares awarded to the employees over a period of five years.

F)	INCOME TAXES

Income taxes disclosed in the statement of income include the current tax expenses and the deferred tax expenses.

The Group uses the method whereby deferred income taxes are recorded based on the temporary differences between the carrying amounts of assets and liabilities recorded in the balance sheet and their tax bases, and on carry-forwards of unused tax losses and tax credits.

Deferred tax assets and liabilities are measured using the tax rates that have been enacted or substantially enacted at the balance sheet date. The tax rates used depend on the timing of reversals of temporary differences, tax losses and other tax credits. The effect of a change in tax rate is recognized either in the Consolidated Statement of Income or in shareholders’ equity depending on the item it relates to.

Deferred tax assets are recognized when future recovery is probable.

Asset retirement obligations and finance leases give rise to the recognition of assets and liabilities for accounting purposes as described in paragraph K “Leases” and paragraph Q “Asset retirement obligations” of this Note. Deferred income taxes resulting from temporary differences between the carrying amounts and tax bases of such assets and liabilities are recognized.

Deferred tax liabilities resulting from temporary differences between the carrying amounts of equity-method investments and their tax bases are recognized. The deferred tax calculation is based on the expected future tax effect (dividend distribution rate or tax rate on the gain or loss upon disposal of these investments).

G)	EARNINGS PER SHARE

Earnings per share is calculated by dividing net income (Group share) by the weighted-average number of common shares outstanding during the period, excluding TOTAL shares held by TOTAL S.A. (Treasury shares) and TOTAL shares held by the Group subsidiaries which are deducted from consolidated shareholders’ equity.

Diluted earnings per share is calculated by dividing net income (Group share) by the fully-diluted weighted-average number of common shares outstanding during the period. Treasury shares held by the parent company, TOTAL S.A., and TOTAL shares held by the Group subsidiaries are deducted from consolidated shareholders’ equity. These shares are not considered outstanding for purposes of this calculation which also takes into account the dilutive effect of stock options, share grants and capital increases with a subscription period closing after the end of the fiscal year.

The weighted-average number of fully-diluted shares is calculated in accordance with the treasury stock method provided for by IAS 33. The proceeds, which would be recovered in the event of an exercise of rights related to dilutive instruments, are presumed to be a share buyback at the average market price over the period. The number of shares thereby obtained leads to a reduction in the total number of shares that would result from the exercise of rights.

H) OIL AND GAS EXPLORATION AND PRODUCING PROPERTIES AND MINING ACTIVITY

The Group applies IFRS 6 “Exploration for and Evaluation of Mineral Resources”. Oil and gas exploration and production properties and assets are accounted for in accordance with the successful efforts method.

(i)	Exploration costs

Geological and geophysical costs, including seismic surveys for exploration purposes are expensed as incurred.

Mineral interests are capitalized as intangible assets when acquired. These acquired interests are tested for impairment on a regular basis, property-by-property, based on the results of the exploratory activity and the management’s evaluation.

In the event of a discovery, the unproved mineral interests are transferred to proved mineral interests at their net book value as soon as proved reserves are booked.

Exploratory wells are tested for impairment on a well-by-well basis and accounted for as follows:

•	Costs of exploratory wells which result in proved reserves are capitalized and then depreciated using the unit-of-production method based on proved developed reserves;

•	Costs of dry exploratory wells and wells that have not found proved reserves are charged to expense;

•	Costs of exploratory wells are temporarily capitalized until a determination is made as to whether the well has found proved reserves if both of the following conditions are met:

•	The well has found a sufficient quantity of reserves to justify its completion as a producing well, if appropriate, assuming that the required capital expenditures are made;

•

The Group is making sufficient progress assessing the reserves and the economic and operating viability of the project. This progress is evaluated on the basis of indicators such as whether additional exploratory works are under way or firmly planned (wells, seismic or significant studies), whether costs are being incurred for development studies and whether the Group is waiting for governmental or other third-party authorization of a proposed project, or availability of capacity on an existing transport or processing facility.

Costs of exploratory wells not meeting these conditions are charged to expense.

(ii)	Oil and Gas producing assets

Development costs incurred for the drilling of development wells and for the construction of production facilities are capitalized, together with borrowing costs incurred during the period of construction and the present value of estimated future costs of asset retirement obligations. The depletion rate is usually equal to the ratio of oil and gas production for the period to proved developed reserves (unit-of-production method).

With respect to production sharing contracts, this computation is based on the portion of production and reserves assigned to the Group taking into account estimates based on the contractual clauses regarding the reimbursement of exploration, development and production costs (cost oil) as well as the sharing of hydrocarbon rights (profit oil).

Transportation assets are depreciated using the unit-of-production method based on throughput or by using the straight-line method whichever best reflects the economic life of the asset.

Proved mineral interests are depreciated using the unit-of-production method based on proved reserves.

(iii)	Mining activity

Before an assessment can be made on the existence of resources, exploration costs, including studies and core drilling campaigns as a whole, are expensed.

When the assessment concludes that resources exist, the costs engaged subsequently to this assessment are capitalized temporarily while waiting for the field final development decision, if a positive decision is highly probable. Otherwise, these costs are expensed.

Once the development decision is taken, the predevelopment costs capitalized temporarily are integrated with the cost of development and depreciated from the start of production at the same pace than development assets.

Mining development costs include the initial stripping costs and all costs incurred to access resources, and particularly the costs of:

•	Surface infrastructures;

•	Machinery and mobile equipment which are significantly costly;

•	Utilities and off-sites.

These costs are capitalized and depreciated either on a straight line basis or depleted using the UOP method from the start of production.

I) GOODWILL AND OTHER INTANGIBLE ASSETS EXCLUDING MINERAL INTERESTS

Other intangible assets include goodwill, patents, trademarks, and lease rights.

Intangible assets are carried at cost, after deducting any accumulated depreciation and accumulated impairment losses.

Guidance for calculating goodwill is presented in Note 1 paragraph B to the Consolidated Financial Statements. Goodwill is not amortized but is tested for impairment annually or as soon as there is any indication of impairment (see Note 1 paragraph L to the Consolidated Financial Statements).

In equity affiliates, goodwill is included in the investment book value.

Other intangible assets (except goodwill) have a finite useful life and are amortized on a straight-line basis over 3 to 20 years depending on the useful life of the assets.

Research and development

Research costs are charged to expense as incurred.

Development expenses are capitalized when the following can be demonstrated:

•	the technical feasibility of the project and the availability of the adequate resources for the completion of the intangible asset;

•	the ability of the asset to generate probable future economic benefits;

•	the ability to measure reliably the expenditures attributable to the asset; and

•	the feasibility and intention of the Group to complete the intangible asset and use or sell it.

Advertising costs are charged to expense as incurred.

J)	OTHER PROPERTY, PLANT AND EQUIPMENT

Other property, plant and equipment are carried at cost, after deducting any accumulated depreciation and accumulated impairment losses. This cost includes borrowing costs directly attributable to the acquisition or production of a qualifying asset incurred until assets are placed in service. Borrowing costs are capitalized as follows:

•	if the project benefits from a specific funding, the capitalization of borrowing costs is based on the borrowing rate;

•	if the project is financed by all the Group’s debt, the capitalization of borrowing costs is based on the weighted average borrowing cost for the period.

Routine maintenance and repairs are charged to expense as incurred. The costs of major turnarounds of refineries and large petrochemical units are capitalized as incurred and depreciated over the period of time between two consecutive major turnarounds.

Other property, plant and equipment are depreciated using the straight-line method over their useful lives, which are as follows:

• Furniture, office equipment, machinery and tools	3-12 years
• Transportation equipments	5-20 years
• Storage tanks and related equipment	10-15 years
• Specialized complex installations and pipelines	10-30 years
• Buildings	10-50 years

K)	LEASES

A finance lease transfers substantially all the risks and rewards incidental to ownership from the lessor to the lessee. These contracts are capitalized as assets at fair value or, if lower, at the present value of the minimum lease payments according to the contract. A corresponding financial debt is recognized as a financial liability. These assets are depreciated over the corresponding useful life used by the Group.

Leases that are not finance leases as defined above are recorded as operating leases.

Certain arrangements do not take the legal form of a lease but convey the right to use an asset or a group of assets in return for fixed payments. Such arrangements are accounted for as leases and are analyzed to determine whether they should be classified as operating leases or as finance leases.

L)	IMPAIRMENT OF LONG-LIVED ASSETS

The recoverable amounts of intangible assets and property, plant and equipment are tested for impairment as soon as any indication of impairment exists. This test is performed at least annually for goodwill.

The recoverable amount is the higher of the fair value (less costs to sell) or its value in use.

Assets are grouped into cash-generating units (or CGUs) and tested. A cash-generating unit is a homogeneous group of assets that generates cash inflows that are largely independent of the cash inflows from other groups of assets.

The value in use of a CGU is determined by reference to the discounted expected future cash flows, based upon the management’s expectation of future economic and operating conditions. When this value is less than the carrying amount of the CGU, an impairment loss is recorded. It is allocated first to goodwill in counterpart of “Other expenses”. These impairment losses are then allocated to “Depreciation, depletion and amortization of tangible assets and mineral interests” for property, plant and mineral interests and to “Other expenses” for other intangible assets.

Impairment losses recognized in prior periods can be reversed up to the original carrying amount, had the impairment loss not been recognized. Impairment losses recognized for goodwill cannot be reversed.

M)	FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities are financial loans and receivables, investments in non-consolidated companies, publicly traded equity securities, derivatives instruments and current and non-current financial liabilities.

The accounting treatment of these financial assets and liabilities is as follows:

(i)	Loans and receivables

Financial loans and receivables are recognized at amortized cost. They are tested for impairment, by comparing the carrying amount of the assets to estimates of the discounted future recoverable cash flows. These tests are conducted as soon as there is any evidence that their fair value is less than their carrying amount, and at least annually. Any impairment loss is recorded in the statement of income.

(ii)	Other investments

These assets are classified as financial assets available for sale and therefore measured at their fair value. For listed securities, this fair value is equal to the market price. For unlisted securities, if the fair value is not reliably determinable, securities are recorded at their historical value. Changes in fair value are recorded in shareholders’ equity. If there is any evidence of a significant or long-lasting impairment loss, a loss is recorded in the Statement of Income. This impairment is reversed in the statement of income only when the securities are sold.

(iii)	Derivative instruments

The Group uses derivative instruments to manage its exposure to risks of changes in interest rates, foreign exchange rates and commodity prices. Changes in fair value of derivative instruments are recognized in the statement of income or in shareholders’ equity and are recognized in the balance sheet in the accounts corresponding to their nature, according to the risk management strategy described in Note 31 to the

Consolidated Financial Statements. The derivative instruments used by the Group are the following:

•	Cash management

Financial instruments used for cash management purposes are part of a hedging strategy of currency and interest rate risks within global limits set by the Group and are considered to be used for transactions (held for trading). Changes in fair value are systematically recorded in the statement of income. The balance sheet value of those instruments is included in “Current financial assets” or “Other current financial liabilities”.

•	Long-term financing

When an external long-term financing is set up, specifically to finance subsidiaries, and when this financing involves currency and interest rate derivatives, these instruments are qualified as:

i.	Fair value hedge of the interest rate risk on the external debt and of the currency risk of the loans to subsidiaries. Changes in fair value of derivatives are recognized in the statement of income as are changes in fair value of underlying financial debts and loans to subsidiaries.

The fair value of those hedging instruments of long-term financing is included in the assets under “Hedging instruments on non-current financial debt” or in the liabilities under “Non-current financial debt “for the non-current portion. The current portion (less than one year) is accounted for in “Current financial assets” or “Other current financial liabilities”.

In case of the anticipated termination of derivative instruments accounted for as fair value hedges, the amount paid or received is recognized in the statement of income and:

•	If this termination is due to an early cancellation of the hedged items, the adjustment previously recorded as revaluation of those hedged items is also recognized in the statement of income;

•	If the hedged items remain in the balance sheet, the adjustment previously recorded as a revaluation of those hedged items is spread over the remaining life of those items.

ii.

Cash flow hedge of the currency risk of the external debt. Changes in fair value are recorded in equity for the effective portion of the hedging and in the statement of income for the ineffective portion of the hedging. Amounts recorded in equity are transferred to the income statement when the hedged transaction affects profit or loss.

The fair value of those hedging instruments of long-term financing is included in the assets under “Hedging instruments on non-current financial debt” or in the liabilities under “Non-current financial debt” for the non-current portion. The current portion (less than one year) is accounted for in “Current financial assets” or “Other current financial liabilities”.

If the hedging instrument expires, is sold or terminated by anticipation, gains or losses previously recognized in equity remain in equity. Amounts are recycled in the income statement only when the hedged transaction affects profit or loss.

•	Foreign subsidiaries’ equity hedge

Certain financial instruments hedge against risks related to the equity of foreign subsidiaries whose functional currency is not the euro (mainly the dollar). These instruments qualify as “net investment hedges”. Changes in fair value are recorded in shareholders’ equity.

The fair value of these instruments is recorded under “Current financial assets” or “Other current financial liabilities”.

•	Financial instruments related to commodity contracts

Financial instruments related to commodity contracts, including crude oil, petroleum products, gas, power and coal purchase/sales contracts within the trading activities, together with the commodity contract derivative instruments such as energy contracts and forward freight agreements, are used to adjust the Group’s exposure to price fluctuations within global trading limits. According to the industry practice, these instruments are considered as held for trading. Changes in fair value are recorded in the statement of income. The fair value of these instruments is recorded in “Other current assets” or “Other creditors and accrued liabilities” depending on whether they are assets or liabilities.

Detailed information about derivatives positions is disclosed in Notes 20, 28, 29, 30 and 31 to the Consolidated Financial Statements.

(iv)	Current and non-current financial liabilities

Current and non-current financial liabilities (excluding derivatives) are recognized at amortized cost, except those for which a hedge accounting can be applied as described in the previous paragraph.

(v)	Fair value of financial instruments

Fair values are estimated for the majority of the Group’s financial instruments, with the exception of publicly traded equity securities and marketable securities for which the market price is used.

Estimated fair values, which are based on principles such as discounting future cash flows to present value, must be weighted by the fact that the value of a financial instrument at a given time may be influenced by the market environment (liquidity especially), and also the fact that subsequent changes in interest rates and exchange rates are not taken into account.

As a consequence, the use of different estimates, methodologies and assumptions could have a material effect on the estimated fair value amounts.

The methods used are as follows:

•	Financial debts, swaps

The market value of swaps and of bonds that are hedged by those swaps has been determined on an individual basis by discounting future cash flows with the zero coupon interest rate curves existing at year-end.

•	Financial instruments related to commodity contracts

The valuation methodology is to mark to market all open positions for both physical and paper transactions. The valuations are determined on a daily basis using observable market data based on organized and over the counter (OTC) markets. In particular cases when market data are not directly available, the valuations are derived from observable data such as arbitrages, freight or spreads and market corroboration. For valuation of risks which are the result of a calculation, such as options for example, commonly known models are used to compute the fair value.

•	Other financial instruments

The fair value of the interest rate swaps and of FRA (Forward Rate Agreement) are calculated by discounting future cash flows on the basis of zero coupon interest rate curves existing at year-end after adjustment for interest accrued but unpaid.

Forward exchange contracts and currency swaps are valued on the basis of a comparison of the negociated forward rates with the rates in effect on the financial markets at year-end for similar maturities.

Exchange options are valued based on the Garman-Kohlhagen model including market quotations at year-end.

•	Fair value hierarchy

IFRS 7 “Financial instruments: disclosures”, amended in 2009, introduces a fair value hierarchy for financial instruments and proposes the following three-level classification :

•	level 1: quotations for assets and liabilities (identical to the ones that are being valued) obtained at the valuation date on an active market to which the entity has access;

•	level 2: the entry data are observable data but do not correspond to quotations for identical assets or liabilities;

•

level 3: the entry data are not observable data. For example: these data come from extrapolation. This level applies when there is no market or observable data and the company has to use its own hypotheses to estimate the data that other market players would have used to determine the fair value of the asset.

Fair value hierarchy is disclosed in Notes 29 and 30 to the Consolidated Financial Statements.

N)	INVENTORIES

Inventories are measured in the Consolidated Financial Statements at the lower of historical cost or market value. Costs for petroleum and petrochemical products are determined according to the FIFO (First-In, First-Out) method and other inventories are measured using the weighted-average cost method.

Downstream (Refining — Marketing)

Petroleum product inventories are mainly comprised of crude oil and refined products. Refined products principally consist of gasoline, kerosene, diesel, fuel oil and heating oil produced by the Group’s refineries. The turnover of petroleum products does not exceed two months on average.

Crude oil costs include raw material and receiving costs. Refining costs principally include the crude oil costs, production costs (energy, labor, depreciation of producing assets) and allocation of production overhead (taxes, maintenance, insurance, etc.). Start-up costs and general administrative costs are excluded from the cost price of refined products.

Chemicals

Costs of chemical products inventories consist of raw material costs, direct labor costs and an allocation of production overhead. Start-up costs and general administrative costs are excluded from the cost of inventories of chemicals products.

O)	TREASURY SHARES

Treasury shares of the parent company held by its subsidiaries or itself are deducted from consolidated shareholders’ equity. Gains or losses on sales of treasury shares are excluded from the determination of net income and are recognized in shareholders’ equity.

P)	PROVISIONS AND OTHER NON-CURRENT LIABILITIES

Provisions and non-current liabilities are comprised of liabilities for which the amount and the timing are uncertain. They arise from environmental risks, legal and tax risks, litigation and other risks.

A provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event for which it is probable that an outflow of resources will be required and when a reliable estimate can be made regarding the amount of the obligation. The amount of the liability corresponds to the best possible estimate.

Q)	ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations, which result from a legal or constructive obligation, are recognized based on a reasonable estimate in the period in which the obligation arises.

The associated asset retirement costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the useful life of this asset.

An entity is required to measure changes in the liability for an asset retirement obligation due to the passage of time (accretion) by applying a risk-free discount rate to the amount of the liability. The increase of the provision due to the passage of time is recognized as “Other financial expense”.

R)	EMPLOYEE BENEFITS

In accordance with the laws and practices of each country, the Group participates in employee benefit plans offering retirement, death and disability, healthcare and special termination benefits. These plans provide benefits based on various factors such as length of service, salaries, and contributions made to the governmental bodies responsible for the payment of benefits.

These plans can be either defined contribution or defined benefit pension plans and may be entirely or partially funded with investments made in various non-Group instruments such as mutual funds, insurance contracts, and other instruments.

For defined contribution plans, expenses correspond to the contributions paid.

Defined benefit obligations are determined according to the Projected Unit Method. Actuarial gains and losses may arise from differences between actuarial valuation and projected commitments (depending on new calculations or assumptions) and between projected and actual return of plan assets.

The Group applies the corridor method to amortize its actuarial gains and losses. This method amortizes the net cumulative actuarial gains and losses that exceed 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets at the opening balance sheet date, over the average expected remaining working lives of the employees participating in the plan.

In case of a change in or creation of a plan, the vested portion of the cost of past services is recorded immediately in the statement of income, and the unvested past service cost is amortized over the vesting period.

The net periodic pension cost is recognized under “Other operating expenses”.

S)	CONSOLIDATED STATEMENT OF CASH FLOWS

The Consolidated Statement of Cash Flows prepared in foreign currencies has been translated into euros using the exchange rate on the transaction date or the average exchange rate for the period. Currency translation differences arising from the translation of monetary assets and liabilities denominated in foreign currency into euros using the closing exchange rates are shown in the Consolidated Statement of Cash Flows under “Effect of exchange rates”. Therefore, the Consolidated Statement of Cash Flows will not agree with the figures derived from the Consolidated Balance Sheet.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand and highly liquid short-term investments that are easily convertible into known amounts of cash and are subject to insignificant risks of changes in value.

Investments with maturity greater than three months and less than twelve months are shown under “Current financial assets”.

Changes in current financial assets and liabilities are included in the financing activities section of the Consolidated Statement of Cash Flows.

Non-current financial debt

Changes in non-current financial debt are presented as the net variation to reflect significant changes mainly related to revolving credit agreements.

T)	CARBON DIOXIDE EMISSION RIGHTS

In the absence of a current IFRS standard or interpretation on accounting for emission rights of carbon dioxide, the following principles are applied:

•	Emission rights are managed as a cost of production and as such are recognized in inventories:

•	Emission rights allocated for free are booked in inventories with a nil carrying amount,

•	Purchased emission rights are booked at acquisition cost,

•	Sales or annual restorations of emission rights consist of decreases in inventories recognized based on a weighted average cost,

•	If the carrying amount of inventories at closing date is higher than the market value, an impairment loss is recorded.

•

At each closing, a provision is recorded in order to materialize the obligation of emission rights restoration related to the emissions of the period. This provision is calculated based on estimated emissions of the period, valued at weighted average cost of the inventories at the end of the period. It is reversed when the emission rights are restored.

•

If emission rights to be delivered at the end of the compliance period are higher than emission rights (allocated and purchased) booked in inventories, the shortage is accounted for as a liability at market value.

•	Forward transactions are recognized at their fair market value in the balance sheet. Changes in the fair value of such forward transactions are recognized in the statement of income.

U)	NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Pursuant to IFRS 5 “Non-current assets held for sale and discontinued operations”, assets and liabilities of affiliates that are held for sale are presented separately on the face of the balance sheet.

Net income from discontinued operations is presented separately on the face of the statement of income. Therefore, the notes to the Consolidated Financial Statements related to the statement of income only refer to continuing operations.

A discontinued operation is a component of the Group for which cash flows are independent. It represents a major line of business or geographical area of operations which has been disposed of or is currently being held for sale.

V)	ALTERNATIVE IFRS METHODS

For measuring and recognizing assets and liabilities, the following choices among alternative methods allowable under IFRS have been made:

•	property, plant and equipment, and intangible assets are measured using historical cost model instead of revaluation model;

•	actuarial gains and losses on pension and other post-employment benefit obligations are recognized according to the corridor method (see Note 1 paragraph R to the Consolidated Financial Statements);

•	jointly-controlled entities are consolidated under the equity method, as provided for in the alternative method of IAS 31 “Interests in joint ventures”.

W) NEW ACCOUNTING PRINCIPLES NOT YET IN EFFECT

The standards or interpretations published respectively by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) which were not yet in effect and not adopted by the European Union at December 31, 2011, are as follows:

•

In November 2009, the IASB issued standard IFRS 9 “Financial Instruments” that introduces new requirements for the classification and measurement of financial assets, and included in October 2010 requirements regarding classification and measurement of financial liabilities. This standard shall be completed with texts on impairment and hedge accounting. Under standard IFRS 9, financial assets and liabilities are generally measured either at fair value through profit or loss or at amortised cost if certain conditions are met. The standard should be applicable for annual periods starting on or after January 1, 2015. The application of the standard as published in 2010 should not have any material effect on the Group’s consolidated balance sheet, statement of income and shareholder’s equity.

•

In May 2011, the IASB issued a package of standards on consolidation : standard IFRS 10 “Consolidated financial statements”, standard IFRS 11 “Joint arrangements”, standard IFRS 12 “Disclosure of interests in other entities”, revised standard IAS 27 “Separate financial statements” and revised standard IAS 28 “Investments in associates and joint ventures”. These standards are applicable for annual periods beginning on or after January 1, 2013. The impact of the application of these standards is currently assessed by the Group.

•

In June 2011, the IASB issued revised standard IAS 19 “Employee benefits”, which leads in particular to the full recognition of the net position in respect of employee benefits obligations (liabilities net of assets) in the balance sheet, to the elimination of the corridor approach currently used by the Group and to the obligation to evaluate the expected return on plan assets on a normative basis (via the discount rate used to value the debt). This standard is applicable for annual periods beginning on or after January 1, 2013. The impact of the application of this standard is currently assessed by the Group.

•

In addition, the IASB published in May 2011 standard IFRS 13 “Fair value measurement”, applicable for annual periods beginning on or after January 1, 2013, and in June 2011 revised standard IAS 1 “Presentation of financial statements”, applicable for annual periods beginning on or after July 1, 2012. The application of these standards should not have any material effect on the Group’s consolidated balance sheet, statement of income and shareholder’s equity.

2) MAIN INDICATORS — INFORMATION BY BUSINESS SEGMENT

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items

The detail of these adjustment items is presented in Note 4 to the Consolidated Financial Statements.

Adjustment items include :

(i)	Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general,

special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii)	The inventory valuation effect

The adjusted results of the Downstream and Chemicals segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii)	Effect of changes in fair value

As from January 1, 2011, the effect of changes in fair value presented as adjustment item reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

(iv)	Until June 30, 2010, TOTAL’s equity share of adjustment items reconciling “Business net income” to Net income attributable to equity holders of Sanofi (see Note 3, paragraph on the sales of Sanofi shares and loss of significant influence over Sanofi)

Main indicators

(i)	Operating income (measure used to evaluate operating performance)

Revenue from sales after deducting cost of goods sold and inventory variations, other operating expenses,

exploration expenses and depreciation, depletion, and amortization.

Operating income excludes the amortization of intangible assets other than mineral interests, currency translation adjustments and gains or losses on the disposal of assets.

(ii)	Net operating income (measure used to evaluate the return on capital employed)

Operating income after taking into account the amortization of intangible assets other than mineral interests, currency translation adjustments, gains or losses on the disposal of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, equity in income of affiliates, capitalized interest expenses), and after income taxes applicable to the above.

The only income and expense not included in net operating income but included in net income are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt) and non-controlling interests.

(iii)	Adjusted income

Operating income, net operating income, or net income excluding the effect of adjustment items described above.

(iv)	Fully-diluted adjusted earnings per share

Adjusted net income divided by the fully-diluted weighted-average number of common shares.

(v)	Capital employed

Non-current assets and working capital, at replacement cost, net of deferred income taxes and non-current liabilities.

(vi)	ROACE (Return on Average Capital Employed)

Ratio of adjusted net operating income to average capital employed between the beginning and the end of the period.

(vii)	ROE (Return on Equity)

Ratio of adjusted consolidated net income to average adjusted shareholders’ equity (after distribution) between the beginning and the end of the period.

(viii)	Net debt

Non-current debt, including current portion, current borrowings, other current financial liabilities less cash and cash equivalents and other current financial assets.

3)	CHANGES IN THE GROUP STRUCTURE, MAIN ACQUISITIONS AND DIVESTMENTS

During 2011, 2010 and 2009, main changes in the Group structure and main acquisitions and divestments were as follows:

2011

•	Upstream

•	TOTAL finalized in March 2011 the acquisition from Santos of an additional 7.5% interest in Australia’s GLNG project. This increases TOTAL’s overall stake in the project to 27.5%.

The acquisition cost amounts to €202 million ($281 million) and mainly corresponds to the value of mineral interests that have been recognized as intangible assets in the consolidated balance sheet for €227 million.

•

In March 2011, Total E&P Canada Ltd., a TOTAL subsidiary, and Suncor Energy Inc. (Suncor) have finalized a strategic oil sands alliance encompassing the Suncor-operated Fort Hills mining project, the TOTAL-operated Joslyn mining project and the Suncor-operated Voyageur upgrader project. All three assets are located in the Athabasca region of the province of Alberta, in Canada.

TOTAL acquired 19.2% of Suncor’s interest in the Fort Hills project, increasing TOTAL’s overall interest in the project to 39.2%. Suncor, as operator, holds 40.8%. TOTAL also acquired a 49% stake in the Suncor-operated Voyageur upgrader project. For those two acquisitions, the Group paid €1,937 million (CAD 2,666 million) mainly representing the value of intangible assets for €474 million and the value of tangible assets for €1,550 million.

Furthermore, TOTAL sold to Suncor 36.75% interest in the Joslyn project for €612 million (CAD 842 million). The Group, as operator, retains a 38.25% interest in the project.

•	TOTAL finalized in April 2011 the sale of its 75.8% interest in its upstream Cameroonian affiliate Total E&P Cameroun to Perenco, for an amount of €172 million ($247 million), net of cash sold.
•	TOTAL and the Russian company Novatek signed in March 2011 two Memorandums of Cooperation to develop the cooperation between TOTAL on one side, and Novatek and its main shareholders on the other side.

This cooperation is developed around the two following axes:

•

In April 2011, TOTAL took a 12.09% shareholding in Novatek for an amount of €2,901 million ($4,108 million). In December 2011, TOTAL finalized the acquisition of an additional 2% interest in Novatek for an amount of €596 million ($796 million), increasing TOTAL’s overall interest in Novatek to 14.09%. TOTAL considers that it has a significant influence especially through its representation on the Board of Directors of Novatek and its participation in the major Yamal LNG project. Therefore, the interest in Novatek has been accounted for by the equity method since the second quarter of 2011.

•	In October 2011, TOTAL finalized the acquisition of a 20% interest in the Yamal LNG project and has become Novatek’s partner in this project.

•

After the all-cash tender of $23.25 per share launched on April 28, 2011 and completed on June 21, 2011, TOTAL has acquired a 60% stake in SunPower Corp., a U.S. company listed on Nasdaq with headquarters in San Jose (California), one of the most established players in the American solar industry. Shares of SunPower Corp. continue to be traded on the Nasdaq.

The acquisition cost, whose cash payment occurred on June 21, 2011, amounts to €974 million ($1,394 million). In accordance with revised IFRS 3, TOTAL is currently assessing the fair value of identifiable acquired assets, liabilities and contingent liabilities. Based on available information, provisional fair value of net assets acquired at 100% amounts to $1,512 million.

Given the estimated fair value of instruments that are likely to confer rights to non-controlling interests, provisional goodwill amounts to $533 million. This goodwill must be allocated within twelve months from the acquisition date.

Provisional allocation of the acquisition price and the amount of non-controlling interests at the acquisition date are as follows:

(M$)	Fair value at the acquisition date
Intangible assets	465
Tangible assets	589
Accounts receivable, net	396
Other current assets	223
Other capital employed	292
Net debt	(453)
Net assets of SunPower (100%) as of June 21, 2011	1,512
Share attributable at 100% to non-controlling interests	(76)
Net assets of SunPower (100%) as of June 21, 2011 to share	1,436
Group share 60%		861
Goodwill		533
Acquisition cost of SunPower’s shares		1,394
Non-controlling interests (40%)		575
Reinclusion of the share attributable at 100% to non-controlling interests		76
Non-controlling interests as of June 21, 2011		651

Since the acquisition date, sales and net income Group share (before impairment of goodwill) realized by SunPower amount respectively to $1,447 million and $(56) million. The goodwill arising from the acquisition of SunPower has been impaired in 2011 (see Note 4E to the Consolidated Financial Statements).

Acquisition-related costs recognized in the statement of income for the period amount to €9 million.

As part of the transaction, various agreements were signed, including a financial guarantee agreement through which TOTAL guarantees up to $1 billion SunPower’s repayments obligations under letters of credit that would be issued during the next five years for the development of solar power plants and large roofs activities. Furthermore, SunPower’s off-balance sheet commitments and contractual obligations are now included in TOTAL’s notes to the Consolidated Financial Statements (see Note 23 to the Consolidated Financial Statements).

•	TOTAL finalized in July 2011 the sale of 10% of its interest in the Colombian pipeline OCENSA. The Group still holds a 5.2% interest in this asset.

•

TOTAL finalized in September 2011 the acquisition of Esso Italiana’s interests respectively in the Gorgoglione concession (25% interest), which contains the Tempa Rossa field, and in two exploration licenses located in the same area (51.7% for each one). The acquisition increases TOTAL’s interest in the operated Tempa Rossa field to 75%.

•

TOTAL finalized in December 2011 the sale to Silex Gas Norway AS, a wholly owned subsidiary of Allianz, of its entire stake in Gassled (6.4%) and related entities for an amount of €477 million (NOK 3.7 billion).

•

Total E&P USA Inc. signed in December 2011 an agreement to enter into a Joint Venture with Chesapeake Exploration L.L.C., a subsidiary of Chesapeake Energy Corporation, and its partner EnerVest Ltd. Under the terms of this agreement, TOTAL acquired a 25% share in Chesapeake’s and EnerVest’s liquids-rich area of the Utica shale play. TOTAL paid to Chesapeake and EnerVest €500 million ($696 million) in cash for the acquisition of these assets. TOTAL will also be committed to pay additional amounts up to $1.63 billion over a maximum period of 7 years in the form of a 60% carry of Chesapeake and EnerVest’s future capital expenditures on drilling and completion of wells within the Joint Venture. Furthermore, TOTAL will also acquire a 25% share in any new acreage which will be acquired by Chesapeake in the liquids-rich area of the Utica shale play.

•	Downstream

•

TOTAL and International Petroleum Investment Company (a company wholly-owned by the Government of Abu Dhabi) entered into an agreement on February 15, 2011 for the sale, to International Petroleum Investment Company (IPIC), of the 48.83% equity interest held by TOTAL in the share capital of CEPSA, to be completed within the framework of a public tender offer being launched by IPIC for all the CEPSA shares not yet held by IPIC, at a unit purchase price of €28 per CEPSA share. TOTAL sold to IPIC all of its equity interest in CEPSA and received, as of July 29, 2011, an amount of €3,659 million.

•

TOTAL finalized in October 2011 the sale of most of its Marketing assets in the United Kingdom, the Channel Islands and the Isle of Man, to Rontec Investments LLP, a consortium led by Snax 24, one of the leading independent forecourt operators in the United Kingdom, for an amount of €424 million (£368 million).

•	Chemicals

•	TOTAL finalized in July 2011 the sale of its photocure and coatings resins businesses to Arkema for an amount of €520 million, net of cash sold.

2010

•	Upstream

•

Total E&P Canada Ltd., a TOTAL subsidiary, signed in July 2010 an agreement with UTS Energy Corporation (UTS) to acquire UTS Corporation with its main asset, a 20% interest in the Fort Hills mining project in the Athabasca region of the Canadian province of Alberta.

Total E&P Canada completed on September 30, 2010 the acquisition of all UTS shares for a cash amount of 3.08 Canadian dollars per share. Taking into account the cash held by UTS and acquired by TOTAL (€232 million), the cost of the acquisition for TOTAL amounted to €862 million. This amount mainly represented the value of mineral interests that have been recognized as intangible assets in the consolidated balance sheet for €646 million and the value of tangible assets that have been recognized in the consolidated balance sheet for €217 million.

•	TOTAL completed in September 2010 an agreement for the sale to BP and Hess of its interests in the Valhall (15.72%) and Hod (25%) fields, in the Norwegian North Sea, for an amount of €800 million.

•

TOTAL signed in September 2010 an agreement with Santos and Petronas to acquire a 20% interest in the GLNG project in Australia. Upon completion of this transaction finalised in October 2010, the project brought together Santos (45%, operator), Petronas (35%) and TOTAL (20%).

The acquisition cost amounted to €566 million and it mainly represented the value of mineral interests that have been recognized as intangible assets in the consolidated balance sheet for €617 million.

In addition, TOTAL announced in December 2010 the signature of an agreement to acquire an additional 7.5% interest in this project.

•	TOTAL sold in December 2010 its 5% interest in Block 31, located in the Angolan ultra deep offshore, to the company China Sonangol International Holding Limited.

•	Downstream

•

TOTAL and ERG announced in January 2010 that they signed an agreement to create a joint venture, named TotalErg, by contribution of the major part of their activities in the refining and marketing business in Italy. TotalErg has been operational since October 1st, 2010. The shareholder pact calls for joint governance as well as operating independence for the new entity. TOTAL’s interest in TotalErg is 49% and is accounted for by the equity method (see Note 12 to the Consolidated Financial Statements).

•	Chemicals

•	TOTAL closed on April 1, 2010 the sale of its consumer specialty chemicals business, Mapa Spontex, to U.S.-based Jarden Corporation for an enterprise value of €335 million.

•	Corporate

•

On March 24, 2010, TOTAL S.A. filed a public tender offer followed by a squeeze out with the French Autorité des Marchés Financiers (AMF) in order to buy the 1,468,725 Elf Aquitaine shares that it did not already hold, representing 0.52% of Elf Aquitaine’s share capital and 0.27% of its voting rights, at a price of €305 per share (including the remaining 2009 dividend). On April 13, 2010, the French Autorité des marchés financiers (AMF) issued its clearance decision for this offer.

The public tender offer was open from April 16 to April 29, 2010 inclusive. The Elf Aquitaine shares targeted by the offer which were not tendered to the offer have been transferred to TOTAL S.A. under the squeeze out upon payment to the shareholders equal to the offer price on the first trading day after the offer closing date, i.e. on April 30, 2010.

On April 30, 2010, TOTAL S.A. announced that, following the squeeze out, it held 100% of Elf Aquitaine shares, with the transaction amounting to €450 million.

In application of revised standard IAS 27 “Consolidated and Separate Financial Statements”, effective for annual periods beginning on or after January 1, 2010, transactions with non-controlling interests are accounted for as equity transactions, i.e. in consolidated shareholder’s equity.

As a consequence, following the squeeze out of the Elf Aquitaine shares by TOTAL S.A., the difference between the consideration paid and the book value of non-controlling interests acquired was recognized directly as a decrease in equity.

•	During 2010, TOTAL progressively sold 1.88% of Sanofi’s share capital, thus reducing its interest to 5.51%.

As from July 1, 2010, given its reduced representation on the Board of Directors and the decrease in the percentage of voting rights, TOTAL ceased to have a significant influence over Sanofi-Aventis and no longer consolidated this investment under the equity method. The investment in Sanofi is accounted for as a financial asset available for sale in the line “Other investments” of the consolidated balance sheet at its fair value, i.e. at the stock price.

Net income as of December 31, 2010 included a €135 million gain relating to this change in the accounting treatment.

2009

•	Upstream

•

In December 2009, TOTAL signed an agreement with Chesapeake Energy Corporation whereby TOTAL acquired a 25% share in Chesapeake’s Barnett shale gas portfolio located in the United States (State of Texas). The acquisition cost of these assets amounted to €1,562 million and it represented the value of mineral interests that have been recognized as intangible assets in the consolidated balance sheet for €1,449 million and the value of tangible assets that have been recognized in the consolidated balance sheet for €113 million. As no cash payment has occurred in 2009, a corresponding debt has been recognized in the sections “Provisions and other non-current liabilities” and “Other creditors and accrued liabilities” for €818 million and €744 million respectively.

•	Corporate

•

During 2009, TOTAL progressively sold 3.99% of Sanofi-Aventis’ share capital, thus reducing its interest to 7.39%. Sanofi-Aventis is accounted for by the equity method in TOTAL’s Consolidated Financial Statements for the year ended December 31, 2009.

4) BUSINESS SEGMENT INFORMATION

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. The Group’s activities are conducted through three business segments:

•	the Upstream segment includes the activities of the Exploration & Production division and the Gas & Power division;

•	the Downstream segment includes activities of the Refining & Marketing division and the Trading & Shipping division; and

•	the Chemicals segment includes Base Chemicals and Specialties.

The Corporate segment includes the operating and financial activities of the holding companies (including the investment in Sanofi).

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

Furthermore, the Group announced in October 2011 a plan of reorganization of its business segments Downstream and Chemicals. The consultation and notification process towards employee representatives is finished and this reorganization became effective as of January 1st, 2012.

This plan changed the organization through the creation of:

•

a Refining & Chemicals segment that is a major production hub combining TOTAL’s refining, petrochemicals, fertilizers and specialty chemicals operations. This segment also includes Trading & Shipping activities ;

•	a Supply & Marketing segment that is dedicated to the global supply and marketing of petroleum products.

A)	INFORMATION BY BUSINESS SEGMENT

For the year ended December 31, 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	23,298	141,907	19,477	11	—	184,693
Intersegment sales	27,301	5,983	1,234	185	(34,703)	—
Excise taxes	—	(18,143)	—	—	—	(18,143)
Revenues from sales	50,599	129,747	20,711	196	(34,703)	166,550
Operating expenses	(23,079)	(126,145)	(19,566)	(667)	34,703	(134,754)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,076)	(1,908)	(487)	(35)	—	(7,506)
Operating income	22,444	1,694	658	(506)	—	24,290
Equity in income (loss) of affiliates and other items	1,596	401	471	336	—	2,804
Tax on net operating income	(13,506)	(409)	(225)	(38)	—	(14,178)
Net operating income	10,534	1,686	904	(208)	—	12,916
Net cost of net debt						(335)
Non-controlling interests						(305)
Net income						12,276

For the year ended December 31, 2011 (adjustments(a)) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	45					45
Intersegment sales						—
Excise taxes						—
Revenues from sales	45					45
Operating expenses	—	1,156	(33)	—		1,123
Depreciation, depletion and amortization of tangible assets and mineral interests	(75)	(700)	(6)	—		(781)
Operating income(b)	(30)	456	(39)	—	—	387
Equity in income (loss) of affiliates and other items	191	256	209	90		746
Tax on net operating income	(32)	(109)	(41)	(80)		(262)
Net operating income(b)	129	603	129	10		871
Net cost of net debt						—
Non-controlling interests						(19)
Net income						852

(a)	Adjustments include special items, inventory valuation effect and, as from January 1st, 2011, the effect of changes in fair value.

(b) Of which inventory valuation effect	Upstream	Downstream	Chemicals	Corporate
on operating income	—	1,224	(9)	—
on net operating income	—	859	10	—

For the year ended December 31, 2011 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	23,253	141,907	19,477	11	—	184,648
Intersegment sales	27,301	5,983	1,234	185	(34,703)	—
Excise taxes	—	(18,143)	—	—	—	(18,143)
Revenues from sales	50,554	129,747	20,711	196	(34,703)	166,505
Operating expenses	(23,079)	(127,301)	(19,533)	(667)	34,703	(135,877)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,001)	(1,208)	(481)	(35)	—	(6,725)
Adjusted operating income	22,474	1,238	697	(506)	—	23,903
Equity in income (loss) of affiliates and other items	1,405	145	262	246	—	2,058
Tax on net operating income	(13,474)	(300)	(184)	42	—	(13,916)
Adjusted net operating income	10,405	1,083	775	(218)	—	12,045
Net cost of net debt						(335)
Non-controlling interests						(286)
Adjusted net income						11,424
Adjusted fully-diluted earnings per share (€)						5.06

(a)	Except for earnings per share

For the year ended December 31, 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	21,689	1,870	847	135		24,541
Total divestments	2,656	3,235	1,164	1,523		8,578
Cash flow from operating activities	17,054	2,165	512	(195)		19,536
Balance sheet as of December 31, 2011
Property, plant and equipment, intangible assets, net	64,069	7,918	4,638	245		76,870
Investments in equity affiliates	8,932	699	1,118	—		10,749
Loans to equity affiliates and other non-current assets	4,793	1,749	1,144	3,105		10,791
Working capital	1,240	9,627	2,585	(1,374)		12,078
Provisions and other non-current liabilities	(20,095)	(2,577)	(1,593)	(1,136)		(25,401)
Assets and liabilities classified as held for sale	—	—	—	—		—
Capital Employed (balance sheet)	58,939	17,416	7,892	840		85,087
Less inventory valuation effect	—	(3,615)	(419)	13		(4,021)
Capital Employed (Business segment information)	58,939	13,801	7,473	853		81,066
ROACE as a percentage	20%	7%	10%			16%

For the year ended December 31, 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	18,527	123,245	17,490	7	—	159,269
Intersegment sales	22,540	4,693	981	186	(28,400)	—
Excise taxes	—	(18,793)	—	—	—	(18,793)
Revenues from sales	41,067	109,145	18,471	193	(28,400)	140,476
Operating expenses	(18,271)	(105,660)	(16,974)	(665)	28,400	(113,170)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,346)	(2,503)	(533)	(39)	—	(8,421)
Operating income	17,450	982	964	(511)	—	18,885
Equity in income (loss) of affiliates and other items	1,533	141	215	595	—	2,484
Tax on net operating income	(10,131)	(201)	(267)	263	—	(10,336)
Net operating income	8,852	922	912	347	—	11,033
Net cost of net debt						(226)
Non-controlling interests						(236)
Net income						10,571

For the year ended December 31, 2010 (adjustments(a)) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales
Operating expenses	—	923	92	—		1,015
Depreciation, depletion and amortization of tangible assets and mineral interests	(203)	(1,192)	(21)	—		(1,416)
Operating income(b)	(203)	(269)	71	—		(401)
Equity in income (loss) of affiliates and other items(c)	183	(126)	(16)	227		268
Tax on net operating income	275	149	—	(6)		418
Net operating income(b)	255	(246)	55	221		285
Net cost of net debt						—
Non-controlling interests						(2)
Net income						283

(a) Adjustments include special items, inventory valuation effect and, until June 30, 2010, equity share of adjustments related to Sanofi.
(b) Of which inventory valuation effect	Upstream	Downstream	Chemicals	Corporate
on operating income	—	863	130	—
on net operating income	—	640	113	—
(c) Of which equity share of adjustments related to Sanofi	—	—	—	(81)

For the year ended December 31, 2010 (adjusted) (M€)(a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	18,527	123,245	17,490	7	—	159,269
Intersegment sales	22,540	4,693	981	186	(28,400)	—
Excise taxes	—	(18,793)	—	—	—	(18,793)
Revenues from sales	41,067	109,145	18,471	193	(28,400)	140,476
Operating expenses	(18,271)	(106,583)	(17,066)	(665)	28,400	(114,185)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,143)	(1,311)	(512)	(39)	—	(7,005)
Adjusted operating income	17,653	1,251	893	(511)	—	19,286
Equity in income (loss) of affiliates and other items	1,350	267	231	368	—	2,216
Tax on net operating income	(10,406)	(350)	(267)	269	—	(10,754)
Adjusted net operating income	8,597	1,168	857	126	—	10,748
Net cost of net debt						(226)
Non-controlling interests						(234)
Adjusted net income						10,288
Adjusted fully-diluted earnings per share (€)						4.58

(a)	Except for earnings per share

For the year ended December 31, 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	13,208	2,343	641	81		16,273
Total divestments	2,067	499	347	1,403		4,316
Cash flow from operating activities	15,573	1,441	934	545		18,493
Balance sheet as of December 31, 2010
Property, plant and equipment, intangible assets, net	50,565	8,675	4,388	253		63,881
Investments in equity affiliates	5,002	2,782	1,349	—		9,133
Loans to equity affiliates and other non-current assets	4,184	1,366	979	4,099		10,628
Working capital	(363)	9,154	2,223	(211)		10,803
Provisions and other non-current liabilities	(16,076)	(2,328)	(1,631)	(1,181)		(21,216)
Assets and liabilities classified as held for sale	660	—	413	—		1,073
Capital Employed (balance sheet)	43,972	19,649	7,721	2,960		74,302
Less inventory valuation effect	—	(4,088)	(409)	1,061		(3,436)
Capital Employed (Business segment information)	43,972	15,561	7,312	4,021		70,866
ROACE as a percentage	21%	8%	12%			16%

For the year ended December 31, 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	16,072	100,518	14,726	11	—	131,327
Intersegment sales	15,958	3,786	735	156	(20,635)	—
Excise taxes	—	(19,174)	—	—	—	(19,174)
Revenues from sales	32,030	85,130	15,461	167	(20,635)	112,153
Operating expenses	(14,752)	(81,281)	(14,293)	(656)	20,635	(90,347)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,420)	(1,612)	(615)	(35)	—	(6,682)
Operating income	12,858	2,237	553	(524)	—	15,124
Equity in income (loss) of affiliates and other items	846	169	(58)	697	—	1,654
Tax on net operating income	(7,486)	(633)	(92)	326	—	(7,885)
Net operating income	6,218	1,773	403	499	—	8,893
Net cost of net debt						(264)
Non-controlling interests						(182)
Net income						8,447

For the year ended December 31, 2009 (adjustments(a)) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales
Operating expenses	(17)	1,558	344	—		1,885
Depreciation, depletion and amortization of tangible assets and mineral interests	(4)	(347)	(40)	—		(391)
Operating income(b)	(21)	1,211	304	—		1,494
Equity in income (loss) of affiliates and other items(c)	(160)	22	(123)	(117)		(378)
Tax on net operating income	17	(413)	(50)	(3)		(449)
Net operating income(b)	(164)	820	131	(120)		667
Net cost of net debt						—
Non-controlling interests						(4)
Net income						663

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi.

(b) Of which inventory valuation effect	Upstream	Downstream	Chemicals	Corporate
on operating income	—	1,816	389	—
on net operating income	—	1,285	254	—
(c) Of which equity share of adjustments related to Sanofi	—	—	—	(300)

For the year ended December 31, 2009 (adjusted) (M€)(a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	16,072	100,518	14,726	11	—	131,327
Intersegment sales	15,958	3,786	735	156	(20,635)	—
Excise taxes	—	(19,174)	—	—	—	(19,174)
Revenues from sales	32,030	85,130	15,461	167	(20,635)	112,153
Operating expenses	(14,735)	(82,839)	(14,637)	(656)	20,635	(92,232)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,416)	(1,265)	(575)	(35)	—	(6,291)
Adjusted operating income	12,879	1,026	249	(524)	—	13,630
Equity in income (loss) of affiliates and other items	1,006	147	65	814	—	2,032
Tax on net operating income	(7,503)	(220)	(42)	329	—	(7,436)
Adjusted net operating income	6,382	953	272	619	—	8,226
Net cost of net debt						(264)
Non-controlling interests						(178)
Adjusted net income						7,784
Adjusted fully-diluted earnings per share (€)						3.48

(a)	Except for earnings per share

For the year ended December 31, 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	9,855	2,771	631	92		13,349
Total divestments	398	133	47	2,503		3,081
Cash flow from operating activities	10,200	1,164	1,082	(86)		12,360
Balance sheet as of December 31, 2009
Property, plant and equipment, intangible assets, net	43,997	9,588	5,248	271		59,104
Investments in equity affiliates	4,260	2,110	652	4,235		11,257
Loans to equity affiliates and other non-current assets	3,844	1,369	850	547		6,610
Working capital	660	7,624	2,151	58		10,493
Provisions and other non-current liabilities	(15,364)	(2,190)	(1,721)	(1,094)		(20,369)
Assets and liabilities classified as held for sale	—	—	—	—		—
Capital Employed (balance sheet)	37,397	18,501	7,180	4,017		67,095
Less inventory valuation effect	—	(3,202)	(282)	840		(2,644)
Capital Employed (Business segment information)	37,397	15,299	6,898	4,857		64,451
ROACE as a percentage	18%	7%	4%			13%

B)	ROE (RETURN ON EQUITY)

The Group evaluates the return on equity as the ratio of adjusted consolidated net income to average adjusted shareholders’ equity between the beginning and the end of the period. Thus, adjusted shareholders’ equity for the year ended December 31, 2011 is calculated after payment of a dividend of €2.28 per share, subject to approval by the shareholders’ meeting on May 11, 2012.

The ROE is calculated as follows:

For the year ended December 31, (M€)	2011	2010	2009
Adjusted net income — Group share	11,424	10,288	7,784
Adjusted non-controlling interests	286	234	178
Adjusted consolidated net income	11,710	10,522	7,962
Shareholders’ equity — Group share	68,037	60,414	52,552
Distribution of the income based on existing shares at the closing date	(1,255)	(2,553)	(2,546)
Non-controlling interests	1,352	857	987
Adjusted shareholders’ equity(a)	68,134	58,718	50,993
ROE	18%	19%	16%

(a)	Adjusted shareholders’ equity as of December 31, 2008 amounted to €47,410 million.

C)	RECONCILIATION OF THE INFORMATION BY BUSINESS SEGMENT WITH CONSOLIDATED FINANCIAL STATEMENTS

The table below presents the impact of adjustment items on the Consolidated Statement of Income:

For the year ended December 31, 2011 (M€)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	184,648	45	184,693
Excise taxes	(18,143)	—	(18,143)
Revenues from sales	166,505	45	166,550
Purchases, net of inventory variation	(115,107)	1,215	(113,892)
Other operating expenses	(19,751)	(92)	(19,843)
Exploration costs	(1,019)	—	(1,019)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,725)	(781)	(7,506)
Other income	430	1,516	1,946
Other expense	(536)	(711)	(1,247)
Financial interest on debt	(713)	—	(713)
Financial income from marketable securities & cash equivalents	273	—	273
Cost of net debt	(440)	—	(440)
Other financial income	609	—	609
Other financial expense	(429)	—	(429)
Equity in income (loss) of affiliates	1,984	(59)	1,925
Income taxes	(13,811)	(262)	(14,073)
Consolidated net income	11,710	871	12,581
Group share	11,424	852	12,276
Non-controlling interests	286	19	305

(a)	Adjustments include special items, inventory valuation effect and, as from January 1st, 2011, the effect of changes in fair value.

For the year ended December 31, 2010 (M€)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	159,269	—	159,269
Excise taxes	(18,793)	—	(18,793)
Revenues from sales	140,476	—	140,476
Purchases, net of inventory variation	(94,286)	1,115	(93,171)
Other operating expenses	(19,035)	(100)	(19,135)
Exploration costs	(864)	—	(864)
Depreciation, depletion and amortization of tangible assets and mineral interests	(7,005)	(1,416)	(8,421)
Other income	524	872	1,396
Other expense	(346)	(554)	(900)
Financial interest on debt	(465)	—	(465)
Financial income from marketable securities & cash equivalents	131	—	131
Cost of net debt	(334)	—	(334)
Other financial income	442	—	442
Other financial expense	(407)	—	(407)
Equity in income (loss) of affiliates	2,003	(50)	1,953
Income taxes	(10,646)	418	(10,228)
Consolidated net income	10,522	285	10,807
Group share	10,288	283	10,571
Non-controlling interests	234	2	236

(a)	Adjustments include special items, inventory valuation effect and, until June 30, 2010, equity share of adjustments related to Sanofi.

For the year ended December 31, 2009 (M€)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	131,327	—	131,327
Excise taxes	(19,174)	—	(19,174)
Revenues from sales	112,153	—	112,153
Purchases, net of inventory variation	(73,263)	2,205	(71,058)
Other operating expenses	(18,271)	(320)	(18,591)
Exploration costs	(698)	—	(698)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,291)	(391)	(6,682)
Other income	131	183	314
Other expense	(315)	(285)	(600)
Financial interest on debt	(530)	—	(530)
Financial income from marketable securities & cash equivalents	132	—	132
Cost of net debt	(398)	—	(398)
Other financial income	643	—	643
Other financial expense	(345)	—	(345)
Equity in income (loss) of affiliates	1,918	(276)	1,642
Income taxes	(7,302)	(449)	(7,751)
Consolidated net income	7,962	667	8,629
Group share	7,784	663	8,447
Non-controlling interests	178	4	182

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi.

D)	ADJUSTMENT ITEMS BY BUSINESS SEGMENT

The adjustment items for income as per Note 2 to the Consolidated Financial Statements are detailed as follows:

Adjustments to operating income For the year ended December 31, 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	1,224	(9)	—	1,215
Effect of changes in fair value	45	—	—	—	45
Restructuring charges	—	—	—	—	—
Asset impairment charges	(75)	(700)	(6)	—	(781)
Other items	—	(68)	(24)	—	(92)
Total	(30)	456	(39)	—	387

Adjustments to net income, Group share For the year ended December 31, 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	824	10	—	834
Effect of changes in fair value	32	—	—	—	32
Restructuring charges	—	(113)	(9)	—	(122)
Asset impairment charges	(531)	(478)	(5)	—	(1,014)
Gains (losses) on disposals of assets	843	412	209	74	1,538
Other items	(202)	(74)	(76)	(64)	(416)
Total	142	571	129	10	852

Adjustments to operating income For the year ended December 31, 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	863	130	—	993
Restructuring charges	—	—	—	—	—
Asset impairment charges	(203)	(1,192)	(21)	—	(1,416)
Other items	—	60	(38)	—	22
Total	(203)	(269)	71	—	(401)

Adjustments to net income, Group share For the year ended December 31, 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	635	113	—	748
TOTAL’s equity share of adjustments related to Sanofi	—	—	—	(81)	(81)
Restructuring charges	—	(12)	(41)	—	(53)
Asset impairment charges	(297)	(913)	(14)	—	(1,224)
Gains (losses) on disposals of assets	589	122	33	302	1,046
Other items	(37)	(83)	(33)	—	(153)
Total	255	(251)	58	221	283

Adjustments to operating income For the year ended December 31, 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	1,816	389	—	2,205
Restructuring charges	—	—	—	—	—
Asset impairment charges	(4)	(347)	(40)	—	(391)
Other items	(17)	(258)	(45)	—	(320)
Total	(21)	1,211	304	—	1,494

Adjustments to net income, Group share For the year ended December 31, 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	1,279	254	—	1,533
TOTAL’s equity share of adjustments related to Sanofi	—	—	—	(300)	(300)
Restructuring charges	—	(27)	(102)	—	(129)
Asset impairment charges	(52)	(253)	(28)	—	(333)
Gains (losses) on disposals of assets	—	—	—	179	179
Other items	(112)	(182)	7	—	(287)
Total	(164)	817	131	(121)	663

E)	ADDITIONAL INFORMATION ON IMPAIRMENTS

In the Upstream, Downstream and Chemicals segments, impairments of assets have been recognized for the year ended December 31, 2011, with an impact of €781 million in operating income and €1,014 million in net income, Group share. These impairments have been disclosed as adjustments to operating income and adjustments to net income, Group share. These items are identified in paragraph 4D above as adjustment items with the heading “Asset impairment charges”.

The impairment losses impact certain Cash Generating Units (CGU) for which there were indications of impairment, due mainly to changes in the operating conditions or the economic environment of their specific businesses.

The principles applied are the following:

•	the recoverable amount of CGUs has been based on their value in use, as defined in Note 1 paragraph L to the Consolidated Financial Statements “Impairment of long-lived assets”;

•

future cash flows have been determined with the assumptions in the long-term plan of the Group. These assumptions (including future prices of products, supply and demand for products, future production volumes) represent the best estimate by management of the Group of all economic conditions during the remaining life of assets;

•

future cash flows, based on the long-term plan, are prepared over a period consistent with the life of the assets within the CGU. They are prepared post-tax and include specific risks attached to CGU assets. They are discounted using an 8% post-tax discount rate, this rate being a weighted-average capital cost estimated from historical market data. This rate has been applied consistently for the years ending in 2009, 2010 and 2011.

SunPower is a CGU acquired in 2011 for which specific assumptions were applied because of its own financing and its listing on Nasdaq. Thus, future cash flows of this CGU have been discounted using a 14% post-tax discount rate, corresponding to the weighted-average capital cost of this CGU.

•

value in use calculated by discounting the above post-tax cash flows using an 8% post-tax discount rate is not materially different from value in use calculated by discounting pre-tax cash flows using a pre-tax discount rate determined by an iterative computation from the post-tax value in use. These pre-tax discount rates are in a range from 10% to 13% in 2011. SunPower’s pre-tax discount rate is 16%.

The CGUs of the Upstream segment affected by these impairments are oil fields, assets in solar energy and investments in associates accounted for by the equity method. For the year ended December 31, 2011, the Group has recognized impairments with an impact of €75 million in operating income and €531 million in net income, Group share. A 10% decrease in hydrocarbons prices would not lead to additional impairment losses. In 2011, impairment losses accounted for mainly include the impairment of the whole goodwill arising from the acquisition of SunPower for €383 million. Indeed, the stress on public debt markets of some European states during the second half of 2011, successive austerity plans adopted by these states and their impact on financial incentives specific to the solar industry have greatly worsened the financial situation and forecasts of future cash flows of the solar industry companies, including SunPower. The market capitalization of these companies fell sharply in 2011, thus the share price of SunPower as of December 31, 2011 stood at $6.23 per share, down 73% compared to the share price at the acquisition date.

The CGUs of the Downstream segment are affiliates or groups of affiliates (or industrial assets) organized mostly by country for the refining activities and by relevant geographical area for the marketing activities. For the refining activities, the unfavorable trends observed in 2010 have continued in 2011, with a worldwide context of surplus in refining capacities compared to the demand for petroleum products. This surplus is still based in Europe with a falling demand, whereas the emerging countries (Middle East and Asia) report a strong growth in the consumption of petroleum products. In this persistent context of deteriorated margins, the refining CGUs in France and in the United Kingdom have suffered substantial operating losses despite the constant efforts to improve operations. This situation, coupled with less favorable outlooks, led the Group to recognize impairments within the CGUs Refining France and United Kingdom with an impact of €700 million in operating income and €478 million in net income, Group share. A variation of +5% of projections of gross margin in identical operating conditions would have a positive impact of €676 million in operating income and €443 million in net income, Group share. A variation of (1) % of the discount rate would have a positive impact of €335 million in operating income and €219 million in net income, Group share. Inverse variations of projections of gross margin and discount rate would have impacts of respectively

€(683) million and €(249) million in operating income and €(448) million and €(164) million in net income, Group share.

The CGUs of the Chemicals segment are worldwide business units, including activities or products with common strategic, commercial and industrial characteristics. The different scenarios of sensitivity would not lead to additional impairment losses.

For the year ended December 31, 2010, impairments of assets have been recognized in the Upstream, Downstream and Chemicals segments with an impact of €1,416 million in operating income and €1,224 million in net income, Group share. These impairments have been disclosed as adjustments to operating income and adjustments to net income, Group share.

For the year ended December 31, 2009, impairments of assets have been recognized in the Upstream, Downstream and Chemicals segments with an impact of €413 million in operating income and €382 million in net income, Group share. These impairments have been disclosed as adjustments to operating income for €391 million and adjustments to net income, Group share for €333 million.

For the years ended December 31, 2011, 2010 and 2009, no reversal of impairment has been recognized.

5) INFORMATION BY GEOGRAPHICAL AREA

(M€)	France	Rest of Europe	North America	Africa	Rest of the world	Total
For the year ended December 31, 2011
Non-Group sales	42,626	81,453	15,917	15,077	29,620	184,693
Property, plant and equipment, intangible assets, net	5,637	15,576	14,518	23,546	17,593	76,870
Capital expenditures	1,530	3,802	5,245	5,264	8,700	24,541
For the year ended December 31, 2010
Non-Group sales	36,820	72,636	12,432	12,561	24,820	159,269
Property, plant and equipment, intangible assets, net	5,666	14,568	9,584	20,166	13,897	63,881
Capital expenditures	1,062	2,629	3,626	4,855	4,101	16,273
For the year ended December 31, 2009
Non-Group sales	32,437	60,140	9,515	9,808	19,427	131,327
Property, plant and equipment, intangible assets, net	6,973	15,218	8,112	17,312	11,489	59,104
Capital expenditures	1,189	2,502	1,739	4,651	3,268	13,349

6) OPERATING EXPENSES

For the year ended December 31, (M€)	2011		2010	2009
Purchases, net of inventory variation(a)	(113,892	)(b)	(93,171)	(71,058)
Exploration costs	(1,019)		(864)	(698)
Other operating expenses(c)	(19,843)		(19,135)	(18,591)
of which non-current operating liabilities (allowances) reversals	615		387	515
of which current operating liabilities (allowances) reversals	(150)		(101)	(43)
Operating expenses	(134,754)		(113,170)	(90,347)

(a)	Includes taxes paid on oil and gas production in the Upstream segment, namely royalties.

(b)	As of December 31, 2011, the Group valued under / over lifting at market value. The impact in operating expenses is €577 million and €103 million in net income, Group share as of December 31, 2011.
(c)	Principally composed of production and administrative costs (see in particular the payroll costs as detailed in Note 26 to the Consolidated Financial Statements “Payroll and staff”).

7)	OTHER INCOME AND OTHER EXPENSE

For the year ended December 31, (M€)	2011	2010	2009
Gains (losses) on disposal of assets	1,650	1,117	200
Foreign exchange gains	118	—	—
Other	178	279	114
Other income	1,946	1,396	314
Foreign exchange losses	—	—	(32)
Amortization of other intangible assets (excl. mineral interests)	(592)	(267)	(142)
Other	(655)	(633)	(426)
Other expense	(1,247)	(900)	(600)

Other income

In 2011, gains and losses on disposal of assets are mainly related to the sale of the interest in CEPSA, to the sale of assets in the Upstream segment (especially the sale of 10% Group’s interest in the Colombian pipeline OCENSA) and to the sale of photocure and coatings resins businesses. These disposals are described in Note 3 to the Consolidated Financial Statements.

In 2010, gains and losses on disposal of assets were mainly related to sales of assets in the Upstream segment (sale of the interests in the Valhall and Hod fields in Norway and sale of the interest in Block 31 in Angola, see Note 3 to the Consolidated Financial Statements), as well as the change in the accounting treatment and the disposal of shares of Sanofi (see Note 3 to the Consolidated Financial Statements).

In 2009, gains and losses on disposal of assets were mainly related to the disposal of shares of Sanofi.

Other expense

In 2011, the heading “Other” is mainly comprised of €243 million of restructuring charges in the Upstream, Downstream and Chemicals segments.

In 2010, the heading “Other” was mainly comprised of €248 million of restructuring charges in the Downstream and Chemicals segments.

In 2009, the heading “Other” was mainly comprised of €190 million of restructuring charges in the Downstream and Chemicals segments.

8)	OTHER FINANCIAL INCOME AND EXPENSE

As of December 31, (M€)	2011	2010	2009
Dividend income on non-consolidated subsidiaries	330	255	210
Capitalized financial expenses	171	113	117
Other	108	74	316
Other financial income	609	442	643
Accretion of asset retirement obligations	(344)	(338)	(283)
Other	(85)	(69)	(62)
Other financial expense	(429)	(407)	(345)

9) INCOME TAXES

Since 1966, the Group had been taxed in accordance with the consolidated income tax treatment approved on a three-year renewable basis by the French Ministry of Economy, Finance and Industry. The approval for the period 2008-2010 expired on December 31, 2010 and TOTAL S.A. announced in July 2011 that it took the decision not to proceed with its initial application for the renewal of this agreement.

As a consequence, TOTAL S.A. is taxed in accordance with the common tax regime as from 2011. The exit of the consolidated income tax treatment has no significant impact, neither on the Group’s financial situation nor on the consolidated results.

No deferred tax is recognized for the temporary differences between the carrying amounts and tax bases of investments in foreign subsidiaries which are considered to be permanent investments. Undistributed earnings from foreign subsidiaries considered to be reinvested indefinitely amounted to €27,444 million as of December 31, 2011. The determination of the tax effect relating to such reinvested income is not practicable.

In addition, no deferred tax is recognized on unremitted earnings (approximately €22,585 million) of the Group’s French subsidiaries since the remittance of such earnings would be tax exempt for the subsidiaries in which the Company owns 95% or more of the outstanding shares.

Income taxes are detailed as follows:

For the year ended December 31, (M€)	2011	2010	2009
Current income taxes	(12,495)	(9,934)	(7,213)
Deferred income taxes	(1,578)	(294)	(538)
Total income taxes	(14,073)	(10,228)	(7,751)

Before netting deferred tax assets and liabilities by fiscal entity, the components of deferred tax balances are as follows:

As of December 31, (M€)	2011	2010	2009
Net operating losses and tax carry forwards	1,584	1,145	1,114
Employee benefits	621	535	517
Other temporary non-deductible provisions	3,521	2,757	2,184
Gross deferred tax assets	5,726	4,437	3,815
Valuation allowance	(667)	(576)	(484)
Net deferred tax assets	5,059	3,861	3,331
Excess tax over book depreciation	(12,831)	(10,966)	(9,791)
Other temporary tax deductions	(2,721)	(1,339)	(1,179)
Gross deferred tax liability	(15,552)	(12,305)	(10,970)
Net deferred tax liability	(10,493)	(8,444)	(7,639)

Net operating losses and tax carry forwards only come from foreign subsidiaries.

After netting deferred tax assets and liabilities by fiscal entity, deferred taxes are presented on the balance sheet as follows:

As of December 31, (M€)	2011	2010	2009
Deferred tax assets, non-current (note 14)	1,767	1,378	1,164
Deferred tax assets, current (note 16)	—	151	214
Deferred tax liabilities, non-current	(12,260)	(9,947)	(8,948)
Deferred tax liabilities, current	—	(26)	(69)
Net amount	(10,493)	(8,444)	(7,639)

The net deferred tax variation in the balance sheet is analyzed as follows:

As of December 31, (M€)	2011	2010	2009
Opening balance	(8,444)	(7,639)	(6,857)
Deferred tax on income	(1,578)	(294)	(538)
Deferred tax on shareholders’ equity(a)	(55)	28	(38)
Changes in scope of consolidation	(17)	(59)	(1)
Currency translation adjustment	(399)	(480)	(205)
Closing balance	(10,493)	(8,444)	(7,639)

(a)	This amount includes mainly current income taxes and deferred taxes for changes in fair value of listed securities classified as financial assets available for sale as well as deferred taxes related to the cash flow hedge (see Note 17 to the Consolidated Financial Statements).

Reconciliation between provision for income taxes and pre-tax income:

For the year ended December 31, (M€)	2011	2010	2009
Consolidated net income	12,581	10,807	8,629
Provision for income taxes	14,073	10,228	7,751
Pre-tax income	26,654	21,035	16,380
French statutory tax rate	36.10%	34.43%	34.43%
Theoretical tax charge	(9,622)	(7,242)	(5,640)
Difference between French and foreign income tax rates	(5,740)	(4,921)	(3,214)
Tax effect of equity in income (loss) of affiliates	695	672	565
Permanent differences	889	1,375	597
Adjustments on prior years income taxes	(19)	(45)	(47)
Adjustments on deferred tax related to changes in tax rates	(201)	2	(1)
Changes in valuation allowance of deferred tax assets	(71)	(65)	(6)
Other	(4)	(4)	(5)
Net provision for income taxes	(14,073)	(10,228)	(7,751)

The French statutory tax rate includes the standard corporate tax rate (33.33%) and additional applicable taxes that bring the overall tax rate to 36.10% in 2011 (versus 34.43% in 2010 and 2009).

Permanent differences are mainly due to impairment of goodwill and to dividends from non-consolidated companies as well as the specific taxation rules applicable to certain activities.

Net operating losses and tax credit carryforwards

Deferred tax assets related to net operating losses and tax carryforwards expire in the following years:

	2011		2010		2009
As of December 31, (M€)	Basis	Tax	Basis	Tax	Basis	Tax
2010	—	—	—	—	258	126
2011	—	—	225	110	170	83
2012	242	115	177	80	121	52
2013	171	81	146	59	133	43
2014(a)	104	47	1,807	602	1,804	599
2015(b)	8	2	190	62	—	—
2016 and after	2,095	688	—	—	—	—
Unlimited	2,119	651	774	232	661	211
Total	4,739	1,584	3,319	1,145	3,147	1,114

(a)	Net operating losses and tax credit carryforwards in 2014 and after for 2009.
(b)	Net operating losses and tax credit carryforwards in 2015 and after for 2010.

10) INTANGIBLE ASSETS

As of December 31, 2011 (M€)	Cost	Amortization and impairment	Net
Goodwill	1,903	(993)	910
Proved and unproved mineral interests	13,719	(3,181)	10,538
Other intangible assets	3,377	(2,412)	965
Total intangible assets	18,999	(6,586)	12,413

As of December 31, 2010 (M€)	Cost	Amortization and impairment	Net
Goodwill	1,498	(596)	902
Proved and unproved mineral interests	10,099	(2,712)	7,387
Other intangible assets	2,803	(2,175)	628
Total intangible assets	14,400	(5,483)	8,917

As of December 31, 2009 (M€)	Cost	Amortization and impairment	Net
Goodwill	1,776	(614)	1,162
Proved and unproved mineral interests	8,204	(2,421)	5,783
Other intangible assets	2,712	(2,143)	569
Total intangible assets	12,692	(5,178)	7,514

Changes in net intangible assets are analyzed in the following table:

(M€)	Net amount as of January 1,	Acquisitions	Disposals	Amortization and impairment	Currency translation adjustment	Other	Net amount as of December 31,
2011	8,917	2,504	(428)	(991)	358	2,053	12,413
2010	7,514	2,466	(62)	(553)	491	(939)	8,917
2009	5,341	629	(64)	(345)	2	1,951	7,514

In 2011, the heading “Other” mainly includes Chesapeake’s Barnett shale mineral interests reclassified into the acquisitions for €(649) million, the not yet paid part of the acquisition of Chesapeake’s mineral interests in Utica for €1,216 million, the reclassification of Joslyn’s mineral interests sold in 2011 and formerly classified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” for €384 million, and €697 million related to the acquisition of SunPower.

In 2010, the heading “Other” mainly included Chesapeake’s Barnett shale mineral interests reclassified into the acquisitions for €(975) million and the reclassification of Joslyn’s mineral interests in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” for €(390) million, including the currency translation adjustment, partially compensated by the acquisition of UTS for €646 million (see Note 3 to the Consolidated Financial Statements).

In 2009, the heading “Other” mainly included Chesapeake’s Barnett shale mineral interests for €1,449 million (see Note 3 to the Consolidated Financial Statements).

A summary of changes in the carrying amount of goodwill by business segment for the year ended December 31, 2011 is as follows:

(M€)	Net goodwill as of January 1, 2011	Increases	Impairments	Other	Net goodwill as of December 31, 2011
Upstream	78	396	(383)	(2)	89
Downstream	82	—	(1)	(12)	69
Chemicals	717	23	(4)	(9)	727
Corporate	25	—	—	—	25
Total	902	419	(388)	(23)	910

In 2011, impairments of goodwill in the Upstream segment amount to €383 million and correspond to the impairment of the whole goodwill arising from the acquisition of SunPower (see Note 4E to the Consolidated Financial Statements).

11) PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2011 (M€)	Cost	Depreciation and impairment	Net
Upstream properties
Proved properties	84,222	(54,589)	29,633
Unproved properties	209	—	209
Work in progress	21,190	(15)	21,175
Subtotal	105,621	(54,604)	51,017
Other property, plant and equipment
Land	1,346	(398)	948
Machinery, plant and equipment (including transportation equipment)	25,838	(18,349)	7,489
Buildings	6,241	(4,131)	2,110
Work in progress	1,534	(306)	1,228
Other	6,564	(4,899)	1,665
Subtotal	41,523	(28,083)	13,440
Total property, plant and equipment	147,144	(82,687)	64,457

As of December 31, 2010 (M€)	Cost	Depreciation and impairment	Net
Upstream properties
Proved properties	77,183	(50,582)	26,601
Unproved properties	347	(1)	346
Work in progress	14,712	(37)	14,675
Subtotal	92,242	(50,620)	41,622
Other property, plant and equipment
Land	1,304	(393)	911
Machinery, plant and equipment (including transportation equipment)	23,831	(17,010)	6,821
Buildings	6,029	(3,758)	2,271
Work in progress	2,350	(488)	1,862
Other	6,164	(4,687)	1,477
Subtotal	39,678	(26,336)	13,342
Total property, plant and equipment	131,920	(76,956)	54,964

As of December 31, 2009 (M€)	Cost	Depreciation and impairment	Net
Upstream properties
Proved properties	71,082	(44,718)	26,364
Unproved properties	182	(1)	181
Work in progress	10,351	(51)	10,300
Subtotal	81,615	(44,770)	36,845
Other property, plant and equipment
Land	1,458	(435)	1,023
Machinery, plant and equipment (including transportation equipment)	22,927	(15,900)	7,027
Buildings	6,142	(3,707)	2,435
Work in progress	2,774	(155)	2,619
Other	6,506	(4,865)	1,641
Subtotal	39,807	(25,062)	14,745
Total property, plant and equipment	121,422	(69,832)	51,590

Changes in net property, plant and equipment are analyzed in the following table:

(M€)	Net amount as of January 1,	Acquisitions	Disposals	Depreciation and impairment	Currency translation adjustment	Other	Net amount as of December 31,
2011	54,964	15,443	(1,489)	(7,636)	1,692	1,483	64,457
2010	51,590	11,346	(1,269)	(8,564)	2,974	(1,113)	54,964
2009	46,142	11,212	(65)	(6,765)	397	669	51,590

In 2011, the heading “Disposals” mainly includes the impact of sales of assets in the Upstream segment (disposal of the interests in Gassled in Norway and in Joslyn’s field in Canada) and in the Downstream segment (disposal of Marketing assets in the United Kingdom) (see Note 3 to the Consolidated Financial Statements).

In 2011, the heading “Depreciation and impairment” includes the impact of impairments of assets recognized for €781 million (see Note 4D to the Consolidated Financial Statements).

In 2011, the heading “Other” corresponds to the increase of the asset for sites restitution for an amount of €653 million. It also includes €428 million related to the reclassification of tangible assets of Joslyn and resins businesses sold in 2011 and formerly classified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”.

In 2010, the heading “Disposals” mainly included the impact of sales of assets in the Upstream segment (sale of the interests in the Valhall and Hod fields in Norway and sale of the interest in Block 31 in Angola, see Note 3 to the Consolidated Financial Statements).

In 2010, the heading “Depreciation and impairment” included the impact of impairments of assets recognized for €1,416 million (see Note 4D to the Consolidated Financial Statements).

In 2010, the heading “Other” mainly corresponded to the change in the consolidation method of Samsung Total Petrochemicals (see Note 12 to the Consolidated Financial Statements) for €(541) million and the reclassification for €(537) million, including the currency translation adjustment, of property, plant and equipment related to Joslyn, Total E&P Cameroun, and resins businesses subject to a disposal project in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”, partially compensated by the acquisition of UTS for €217 million (see Note 3 to the Consolidated Financial Statements).

In 2009, the heading “Other” mainly included changes in net property, plant and equipment related to asset retirement obligations and Chesapeake’s Barnett shale tangible assets for €113 million (see Note 3 to the Consolidated Financial Statements).

Property, plant and equipment presented above include the following amounts for facilities and equipment under finance leases that have been capitalized:

As of December 31, 2011 (M€)	Cost	Depreciation and impairment	Net
Machinery, plant and equipment	414	(284)	130
Buildings	54	(25)	29
Other	—	—	—
Total	468	(309)	159

As of December 31, 2010 (M€)	Cost	Depreciation and impairment	Net
Machinery, plant and equipment	480	(332)	148
Buildings	54	(24)	30
Other	—	—	—
Total	534	(356)	178

As of December 31, 2009 (M€)	Cost	Depreciation and impairment	Net
Machinery, plant and equipment	548	(343)	205
Buildings	60	(30)	30
Other	—	—	—
Total	608	(373)	235

12) EQUITY AFFILIATES: INVESTMENTS AND LOANS

		As of December 31,
Equity value (M€)	2011	2010	2009	2011	2010	2009
	% owned			equity value
NLNG	15.00%	15.00%	15.00%	953	1,108	1,136
PetroCedeño — EM	30.32%	30.32%	30.32%	1,233	1,136	874
CEPSA (Upstream share)(d)	—	48.83%	48.83%	—	340	385
Angola LNG Ltd.	13.60%	13.60%	13.60%	869	710	490
Qatargas	10.00%	10.00%	10.00%	97	85	83
Société du Terminal Méthanier de Fos Cavaou	27.60%	28.03%	28.79%	119	125	124
Dolphin Energy Ltd (Del) Abu Dhabi	24.50%	24.50%	24.50%	208	172	118
Qatar Liquefied Gas Company Limited II (Train B)	16.70%	16.70%	16.70%	209	184	143
Yemen LNG Co	39.62%	39.62%	39.62%	169	25	(15)
Shtokman Development AG	25.00%	25.00%	25.00%	248	214	162
AMYRIS(a)	21.37%	22.03%	—	79	101	—
Novatek(e)	14.09%	—	—	3,368	—	—
Other	—	—	—	803	724	760
Total associates				8,355	4,924	4,260
Yamal LNG(e)	20.01%	—	—	495	—	—
Ichthys LNG Ltd(e)	24.00%	—	—	82	—	—
Other	—	—	—	—	78	—
Total jointly-controlled entities				577	78	—
Total Upstream				8,932	5,002	4,260
CEPSA (Downstream share)(d)	—	48.83%	48.83%	—	2,151	1,927
Saudi Aramco Total Refining & Petrochemicals (Downstream share)	37.50%	37.50%	37.50%	112	47	60
Other	—	—	—	166	159	123
Total associates				278	2,357	2,110
SARA(c)	50.00%	50.00%	—	125	134	—
TotalErg(a)	49.00%	49.00%	—	296	289	—
Other	—	—	—	—	2	—
Total jointly-controlled entities				421	425	—
Total Downstream				699	2,782	2,110
CEPSA (Chemicals share)(d)	—	48.83%	48.83%	—	411	396
Qatar Petrochemical Company Ltd.	20.00%	20.00%	20.00%	240	221	205
Saudi Aramco Total Refining & Petrochemicals (Chemicals share)	37.50%	37.50%	37.50%	9	4	5
Qatofin Company Limited	36.36%	36.36%	36.36%	136	27	9
Other	—	—	—	27	41	37
Total associates				412	704	652
Samsung Total Petrochemicals(c)	50.00%	50.00%	—	706	645	—
Total jointly-controlled entities				706	645	—
Total Chemicals				1,118	1,349	652
Sanofi(b)	—	—	7.39%	—	—	4,235
Total associates				—	—	4,235
Total jointly-controlled entities				—	—	—
Total Corporate				—	—	4,235
Total investments				10,749	9,133	11,257
Loans				2,246	2,383	2,367
Total investments and loans				12,995	11,516	13,624

(a)	Investment accounted for by the equity method as from 2010.
(b)	End of the accounting for by the equity method of Sanofi as of July 1st, 2010 (see Note 3 to the Consolidated Financial Statements).
(c)	Change in the consolidation method as of January 1st, 2010.
(d)	Sale of CEPSA on July 29th, 2011.
(e)	Investment accounted for by the equity method as from 2011.

	As of December 31,			For the year ended December 31,
	2011	2010	2009	2011	2010	2009
Equity in income (loss) (M€)	% owned			Equity in income (loss)
NLNG	15.00%	15.00%	15.00%	374	207	227
PetroCedeño — EM	30.32%	30.32%	30.32%	55	195	166
CEPSA (Upstream share)(d)	—	48.83%	48.83%	15	57	23
Angola LNG Ltd.	13.60%	13.60%	13.60%	6	8	9
Qatargas	10.00%	10.00%	10.00%	196	136	114
Société du Terminal Méthanier de Fos Cavaou	27.60%	28.03%	28.79%	13	—	—
Dolphin Energy Ltd (Del) Abu Dhabi	24.50%	24.50%	24.50%	131	121	94
Qatar Liquefied Gas Company Limited II (Train B)	16.70%	16.70%	16.70%	446	288	8
Yemen LNG Co	39.62%	39.62%	39.62%	130	37	34
Shtokman Development AG	25.00%	25.00%	25.00%	1	(5)	4
AMYRIS(a)	21.37%	22.03%	—	(23)	(3)	—
Novatek(e)	14.09%	—	—	24	—	—
Other	—	—	—	274	140	180
Total associates				1,642	1,181	859
Yamal LNG(e)	20.01%	—	—	—	—	—
Ichthys LNG Ltd(e)	24.00%	—	—	(7)	—	—
Other	—	—	—	(56)	6	—
Total jointly-controlled entities				(63)	6	—
Total Upstream				1,579	1,187	859
CEPSA (Downstream share)(d)	—	48.83%	48.83%	26	172	149
Saudi Aramco Total Refining & Petrochemicals (Downstream share)	37.50%	37.50%	37.50%	(27)	(19)	(12)
Other	—	—	—	24	76	81
Total associates				23	229	218
SARA(c)	50.00%	50.00%	—	11	31	—
TotalErg(a)	49.00%	49.00%	—	7	(11)	—
Other	—	—	—	1	2	—
Total jointly-controlled entities				19	22	—
Total Downstream				42	251	218
CEPSA (Chemicals share)(d)	—	48.83%	48.83%	19	78	10
Qatar Petrochemical Company Ltd.	20.00%	20.00%	20.00%	89	84	74
Saudi Aramco Total Refining & Petrochemicals (Chemicals share)	37.50%	37.50%	37.50%	(3)	(1)	(1)
Qatofin Company Limited	36.36%	36.36%	36.36%	98	36	(5)
Other	—	—	—	(13)	5	1
Total associates				190	202	79
Samsung Total Petrochemicals(c)	50.00%	50.00%	—	114	104	—
Total jointly-controlled entities				114	104	—
Total Chemicals				304	306	79
Sanofi(b)	—	—	7.39%	—	209	486
Total associates				—	209	486
Total jointly-controlled entities				—	—	—
Total Corporate				—	209	486
Total investments				1,925	1,953	1,642

(a)	Investment accounted for by the equity method as from 2010.
(b)	End of the accounting for by the equity method of Sanofi as of July 1st, 2010 (see Note 3 to the Consolidated Financial Statements).
(c)	Change in the consolidation method as of January 1st, 2010.
(d)	Sale of CEPSA on July 29th, 2011.
(e)	Investment accounted for by the equity method as from 2011.

The market value of the Group’s share in Novatek amounts to €4,034 million as of December 31, 2011 for an equity value of €3,368 million.

In Group share, the main financial items of the equity affiliates are as follows:

As of December 31, (M€)	2011		2010		2009
	Associates	Jointly- controlled entities	Associates	Jointly- controlled entities	Associates	Jointly- controlled entities
Assets	18,088	3,679	19,192	2,770	22,681	—
Shareholders’ equity	9,045	1,704	7,985	1,148	11,257	—
Liabilities	9,043	1,975	11,207	1,622	11,424	—

	2011		2010		2009
For the year ended December 31, (M€)	Associates	Jointly- controlled entities	Associates	Jointly- controlled entities	Associates	Jointly- controlled entities
Revenues from sales	9,948	5,631	16,529	2,575	14,434	—
Pre-tax income	2,449	119	2,389	166	2,168	—
Income tax	(594)	(49)	(568)	(34)	(526)	—
Net income	1,855	70	1,821	132	1,642

13) OTHER INVESTMENTS

The investments detailed below are classified as “Financial assets available for sale” (see Note 1 paragraph M(ii) to the Consolidated Financial Statements).

As of December 31, 2011 (M€)	Carrying amount	Unrealized gain (loss)	Balance sheet value
Sanofi(a)	2,100	351	2,451
Areva(b)	69	1	70
Arkema	—	—	—
Chicago Mercantile Exchange Group	1	6	7
Olympia Energy Fund — energy investment fund	38	(5)	33
Gevo	15	(3)	12
Other publicly traded equity securities	3	(1)	2
Total publicly traded equity securities(c)	2,226	349	2,575
BBPP	62	—	62
Ocensa(d)	85	—	85
BTC Limited	132	—	132
Other equity securities	820	—	820
Total other equity securities(c)	1,099	—	1,099
Other investments	3,325	349	3,674

As of December 31, 2010 (M€)	Carrying amount	Unrealized gain (loss)	Balance sheet value
Sanofi(a)	3,510	(56)	3,454
Areva(b)	69	63	132
Arkema	—	—	—
Chicago Mercantile Exchange Group	1	9	10
Olympia Energy Fund — energy investment fund	37	(3)	34
Other publicly traded equity securities	2	(1)	1
Total publicly traded equity securities(c)	3,619	12	3,631
BBPP	60	—	60
BTC Limited	141	—	141
Other equity securities	758	—	758
Total other equity securities(c)	959	—	959
Other investments	4,578	12	4,590

As of December 31, 2009 (M€)	Carrying amount	Unrealized gain (loss)	Balance sheet value
Areva(b)	69	58	127
Arkema	15	47	62
Chicago Mercantile Exchange Group	1	9	10
Olympia Energy Fund — energy investment fund	35	(2)	33
Other publicly traded equity securities	—	—	—
Total publicly traded equity securities(c)	120	112	232
BBPP	72	—	72
BTC Limited	144	—	144
Other equity securities	714	—	714
Total other equity securities(c)	930	—	930
Other investments	1,050	112	1,162

(a)	End of the accounting for by the equity method of Sanofi as of July 1st, 2010 (see Note 3 to the Consolidated Financial Statements).
(b)	Unrealized gain based on the investment certificate.
(c)	Including cumulative impairments of €604 million in 2011, €597 million in 2010 and €599 million in 2009.
(d)	End of the accounting for by the equity method of Ocensa in July 2011 (see Note 3 to the Consolidated Financial Statements).

14) OTHER NON-CURRENT ASSETS

As of December 31, 2011 (M€)	Gross value	Valuation allowance	Net value
Deferred income tax assets	1,767	—	1,767
Loans and advances(a)	2,454	(399)	2,055
Other	1,049	—	1,049
Total	5,270	(399)	4,871

As of December 31, 2010 (M€)	Gross value	Valuation allowance	Net value
Deferred income tax assets	1,378	—	1,378
Loans and advances(a)	2,060	(464)	1,596
Other	681	—	681
Total	4,119	(464)	3,655

As of December 31, 2009 (M€)	Gross value	Valuation allowance	Net value
Deferred income tax assets	1,164	—	1,164
Loans and advances(a)	1,871	(587)	1,284
Other	633	—	633
Total	3,668	(587)	3,081

(a)	Excluding loans to equity affiliates.

Changes in the valuation allowance on loans and advances are detailed as follows:

For the year ended December 31, (M€)	Valuation allowance as of January 1,	Increases	Decreases	Currency translation adjustment and other variations	Valuation allowance as of December 31,
2011	(464)	(25)	122	(32)	(399)
2010	(587)	(33)	220	(64)	(464)
2009	(529)	(19)	29	(68)	(587)

15) INVENTORIES

As of December 31, 2011 (M€)	Gross value	Valuation allowance	Net value
Crude oil and natural gas	4,735	(24)	4,711
Refined products	9,706	(36)	9,670
Chemicals products	1,489	(103)	1,386
Other inventories	2,761	(406)	2,355
Total	18,691	(569)	18,122

As of December 31, 2010 (M€)	Gross value	Valuation allowance	Net value
Crude oil and natural gas	4,990	—	4,990
Refined products	7,794	(28)	7,766
Chemicals products	1,350	(99)	1,251
Other inventories	1,911	(318)	1,593
Total	16,045	(445)	15,600

As of December 31, 2009 (M€)	Gross value	Valuation allowance	Net value
Crude oil and natural gas	4,581	—	4,581
Refined products	6,647	(18)	6,629
Chemicals products	1,234	(113)	1,121
Other inventories	1,822	(286)	1,536
Total	14,284	(417)	13,867

Changes in the valuation allowance on inventories are as follows:

For the year ended December 31, (M€)	Valuation allowance as of January 1,	Increase (net)	Currency translation adjustment and other variations	Valuation allowance as of December 31,
2011	(445)	(83)	(41)	(569)
2010	(417)	(39)	11	(445)
2009	(1,115)	700	(2)	(417)

16) ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

As of December 31, 2011 (M€)	Gross value	Valuation allowance	Net value
Accounts receivable	20,532	(483)	20,049
Recoverable taxes	2,398	—	2,398
Other operating receivables	7,750	(283)	7,467
Deferred income tax	—	—	—
Prepaid expenses	840	—	840
Other current assets	62	—	62
Other current assets	11,050	(283)	10,767

As of December 31, 2010 (M€)	Gross value	Valuation allowance	Net value
Accounts receivable	18,635	(476)	18,159
Recoverable taxes	2,227	—	2,227
Other operating receivables	4,543	(136)	4,407
Deferred income tax	151	—	151
Prepaid expenses	657	—	657
Other current assets	41	—	41
Other current assets	7,619	(136)	7,483

As of December 31, 2009 (M€)	Gross value	Valuation allowance	Net value
Accounts receivable	16,187	(468)	15,719
Recoverable taxes	2,156	—	2,156
Other operating receivables	5,214	(69)	5,145
Deferred income tax	214	—	214
Prepaid expenses	638	—	638
Other current assets	45	—	45
Other current assets	8,267	(69)	8,198

Changes in the valuation allowance on “Accounts receivable” and “Other current assets” are as follows:

(M€)	Valuation allowance as of January 1,	Increase (net)	Currency translation adjustments and other variations	Valuation allowance as of December 31,
Accounts receivable
2011	(476)	4	(11)	(483)
2010	(468)	(31)	23	(476)
2009	(460)	(17)	9	(468)
Other current assets
2011	(136)	(132)	(15)	(283)
2010	(69)	(66)	(1)	(136)
2009	(19)	(14)	(36)	(69)

As of December 31, 2011, the net portion of the overdue receivables includes in “Accounts receivable” and “Other current assets” is €3,556 million, of which €1,857 million has expired for less than 90 days, €365 million has expired between 90 days and 6 months, €746 million has expired between 6 and 12 months and €588 million has expired for more than 12 months.

As of December 31, 2010, the net portion of the overdue receivables includes in “Accounts receivable” and “Other current assets” is €3,141 million, of which €1,885 million has expired for less than 90 days, €292 million has expired between 90 days and 6 months, €299 million has expired between 6 and 12 months and €665 million has expired for more than 12 months.

As of December 31, 2009, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” is €3,610 million, of which €2,116 million has expired for less than 90 days, €486 million has expired between 90 days and 6 months, €246 million has expired between 6 and 12 months and €762 million has expired for more than 12 months.

17) SHAREHOLDERS’ EQUITY

Number of TOTAL shares

The Company’s common shares, par value €2.50, as of December 31, 2011 are the only category of shares. Shares may be held in either bearer or registered form.

Double voting rights are granted to holders of shares that are fully-paid and held in the name of the same shareholder for at least two years, with due consideration for the total portion of the share capital represented. Double voting rights are also assigned to restricted shares in the event of an increase in share capital by incorporation of reserves, profits or premiums based on shares already held that are entitled to double voting rights.

Pursuant to the Company’s bylaws (Statuts), no shareholder may cast a vote at a shareholders’ meeting, either by himself or through an agent, representing more than 10% of the total voting rights for the Company’s shares. This limit applies to the aggregated amount of voting rights held directly, indirectly or through voting proxies. However, in the case of double voting rights, this limit may be extended to 20%.

These restrictions no longer apply if any individual or entity, acting alone or in concert, acquires at least two-thirds of the total share capital of the Company, directly or indirectly, following a public tender offer for all of the Company’s shares.

The authorized share capital amounts to 3,446,401,650 shares as of December 31, 2011 compared to 3,439,391,697 shares as of December 31, 2010 and 3,381,921,458 as of December 31, 2009.

Variation of the share capital

As of January 1, 2009		2,371,808,074
Shares issued in connection with:	Exercise of TOTAL share subscription options	934,780
	Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	480,030
Cancellation of shares(a)		(24,800,000)
As of January 1, 2010		2,348,422,884
Shares issued in connection with:	Exercise of TOTAL share subscription options	1,218,047
As of January 1, 2011		2,349,640,931
Shares issued in connection with:	Capital increase reserved for employees	8,902,717
	Exercise of TOTAL share subscription options	5,223,665
As of December 31, 2011(b)		2,363,767,313

(a)	Decided by the Board of Directors on July 30, 2009.
(b)	Including 109,554,173 treasury shares deducted from consolidated shareholders’ equity.

The variation of both weighted-average number of shares and weighted-average number of diluted shares respectively used in the calculation of earnings per share and fully-diluted earnings per share is detailed as follows:

	2011	2010	2009
Number of shares as of January 1,	2,349,640,931	2,348,422,884	2,371,808,074
Number of shares issued during the year (pro rated)			—
Exercise of TOTAL share subscription options	3,412,123	412,114	221,393
Exercise of TOTAL share purchase options	—	984,800	93,827
Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	—	—	393,623
TOTAL performance shares	978,503	416,420	1,164,389
Global free TOTAL share plan(a)	506	15	—
Capital increase reserved for employees	5,935,145	—	—
TOTAL shares held by TOTAL S.A. or by its subsidiaries and deducted from shareholders’ equity	(112,487,679)	(115,407,190)	(143,082,095)
Weighted-average number of shares	2,247,479,529	2,234,829,043	2,230,599,211
Dilutive effect			—
TOTAL share subscription and purchase options	470,095	1,758,006	1,711,961
TOTAL performance shares	6,174,808	6,031,963	4,920,599
Global free TOTAL share plan(a)	2,523,233	1,504,071
Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	—	—	60,428
Capital increase reserved for employees	303,738	371,493	—
Weighted-average number of diluted shares	2,256,951,403	2,244,494,576	2,237,292,199

(a)	The Board of Directors approved on May 21, 2010 the implementation and conditions of a global free share plan intended for the Group employees.

Capital increase reserved for Group employees

At the shareholders’ meeting held on May 21, 2010, the shareholders delegated to the Board of Directors the authority to increase the share capital of the Company in one or more transactions and within a maximum period of 26 months from the date of the meeting, by an amount not exceeding 1.5% of the share capital outstanding on the date of the meeting of the Board of Directors at which a decision to proceed with an issuance is made reserving subscriptions for such issuance to the Group employees participating in a company savings plan. It is being specified that the amount of any such capital increase reserved for Group employees was counted against the aggregate maximum nominal amount of share capital increases authorized by the shareholders’ meeting held on May 21, 2010 for issuing new ordinary shares or other securities granting immediate or future access to the Company’s share capital with preferential subscription rights (€2.5 billion in nominal value).

Pursuant to this delegation of authorization, the Board of Directors, during its October 28, 2010 meeting, decided to proceed with a capital increase reserved for employees in 2011 within the limit of 12 million shares with dividend rights as of January 1, 2010 and delegated to the Chairman and Chief Executive Officer all powers to determine the opening and closing of the subscription period and the subscription price.

On March 14, 2011, the Chairman and Chief Executive Officer decided that the subscription period would be set from March 16, 2011 to April 1, 2011 included, and acknowledged that the subscription price per ordinary share would be set at €34.80. With respect to this capital increase, 8,902,717 TOTAL shares were subscribed and created on April 28, 2011.

Share cancellation

Pursuant to the authorization granted by the shareholders’ meeting held on May 11, 2007 authorizing reduction of capital by cancellation of shares held by the Company within the limit of 10% of the outstanding capital every 24 months, the Board of Directors decided on July 30, 2009 to cancel 24,800,000 shares acquired in 2008 at an average price of €49.28 per share.

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of December 31, 2011, TOTAL S.A. holds 9,222,905 of its own shares, representing 0.39% of its share capital, detailed as follows:

•	6,712,528 shares allocated to TOTAL share grant plans for Group employees;

•	2,510,377 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans.

These shares are deducted from the consolidated shareholders’ equity.

As of December 31, 2010, TOTAL S.A. held 12,156,411 of its own shares, representing 0.52% of its share capital, detailed as follows:

•	6,012,460 shares allocated to TOTAL share grant plans for Group employees;

•	6,143,951 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans.

These shares were deducted from the consolidated shareholders’ equity.

As of December 31, 2009, TOTAL S.A. held 15,075,922 of its own shares, representing 0.64% of its share capital, detailed as follows:

•	6,017,499 shares allocated to covering TOTAL share purchase option plans for Group employees and executive officers;

•	5,799,400 shares allocated to TOTAL share grant plans for Group employees; and
•	3,259,023 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans.

These shares were deducted from the consolidated shareholders’ equity.

TOTAL shares held by Group subsidiaries

As of December 31, 2011, 2010 and 2009, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.24% of its share capital as of December 31, 2011, 4.27% of its share capital as of December 31, 2010 and 4.27% of its share capital as of December 31, 2009 detailed as follows:

•	2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.; and

•	98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval), 100% indirectly controlled by TOTAL S.A.

These shares are deducted from the consolidated shareholders’ equity.

Dividend

TOTAL S.A. paid on May 26, 2011 the balance of the dividend of €1.14 per share for the 2010 fiscal year (the ex-dividend date was May 23, 2011). In addition, TOTAL S.A. paid two quarterly interim dividends for the fiscal year 2011:

•

The first quarterly interim dividend of €0.57 per share for the fiscal year 2011, decided by the Board of Directors on April 28, 2011, was paid on September 22, 2011 (the ex-dividend date was September 19, 2011);

•

The second quarterly interim dividend of €0.57 per share for the fiscal year 2011, decided by the Board of Directors on July 28, 2011, was paid on December 22, 2011 (the ex-dividend date was December 19, 2011).

The Board of Directors, during its October 27, 2011 meeting, decided to set the third quarterly interim dividend for the fiscal year 2011 at €0.57 per share. This interim dividend will be paid on March 22, 2012 (the ex-dividend date will be March 19, 2012).

A resolution will be submitted at the shareholders’ meeting on May 11, 2012 to pay a dividend of €2.28 per share for the 2011 fiscal year, i.e. a balance of €0.57 per share to be distributed after deducting the three quarterly interim dividends of €0.57 per share that will have already been paid.

Paid-in surplus

In accordance with French law, the paid-in surplus corresponds to share premiums of the parent company which can be capitalized or used to offset losses if the legal reserve has reached its minimum required level. The amount of the paid-in surplus may also be distributed subject to taxation unless the unrestricted reserves of the parent company are distributed prior to this item.

As of December 31, 2011, paid-in surplus amounted to €27,655 million (€27,208 million as of December 31, 2010 and €27,171 million as of December 31, 2009).

Reserves

Under French law, 5% of net income must be transferred to the legal reserve until the legal reserve reaches 10% of the nominal value of the share capital. This reserve cannot be distributed to the shareholders other than upon liquidation but can be used to offset losses.

If wholly distributed, the unrestricted reserves of the parent company would be taxed for an approximate amount of €539 million as of December 31, 2011 (€514 million as of December 31, 2010 and as of December 31, 2009).

Other comprehensive income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

For the year ended December 31, (M€)	2011		2010		2009
Currency translation adjustment		1,498		2,231		(244)
— Unrealized gain/(loss) of the period	1,435		2,234		(243)
— Less gain/(loss) included in net income	(63)		3		1
Available for sale financial assets		337		(100)		38
— Unrealized gain/(loss) of the period	382		(50)		38
— Less gain/(loss) included in net income	45		50		—
Cash flow hedge		(84)		(80)		128
— Unrealized gain/(loss) of the period	(131)		(195)		349
— Less gain/(loss) included in net income	(47)		(115)		221

Share of other comprehensive income of equity affiliates, net amount		(15)		302		234
Other		(2)		(7)		(5)
— Unrealized gain/(loss) of the period	(2)		(7)		(5)
— Less gain/(loss) included in net income	—		—		—
Tax effect		(55)		28		(38)
Total other comprehensive income, net amount		1,679		2,374		113

Tax effects relating to each component of other comprehensive income are as follows:

	2011			2010			2009
For the year ended December 31, (M€)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Currency translation adjustment	1,498	—	1,498	2,231	—	2,231	(244)	—	(244)
Available for sale financial assets	337	(93)	244	(100)	2	(98)	38	4	42
Cash flow hedge	(84)	38	(46)	(80)	26	(54)	128	(42)	86
Share of other comprehensive income of equity affiliates, net amount	(15)	—	(15)	302	—	302	234	—	234
Other	(2)	—	(2)	(7)	—	(7)	(5)	—	(5)
Total other comprehensive income	1,734	(55)	1,679	2,346	28	2,374	151	(38)	113

18) EMPLOYEE BENEFITS OBLIGATIONS

Liabilities for employee benefits obligations consist of the following:

As of December 31, (M€)	2011	2010	2009
Pension benefits liabilities	1,268	1,268	1,236
Other benefits liabilities	620	605	592
Restructuring reserves (early retirement plans)	344	298	212
Total	2,232	2,171	2,040

The Group’s main defined benefit pension plans are located in France, in the United Kingdom, in the United States, in Belgium and in Germany. Their main characteristics are the following:

•	The benefits are usually based on the final salary and seniority;

•	They are usually funded (pension fund or insurer); and
•	They are closed to new employees who benefit from defined contribution pension plans.

The pension benefits include also termination indemnities and early retirement benefits.

The other benefits are the employer contribution to post-employment medical care.

The fair value of the defined benefit obligation and plan assets in the Consolidated Financial Statements is detailed as follows:

	Pension benefits			Other benefits
As of December 31, (M€)	2011	2010	2009	2011	2010	2009
Change in benefit obligation
Benefit obligation at beginning of year	8,740	8,169	7,405	623	547	544
Service cost	163	159	134	13	11	10
Interest cost	420	441	428	28	29	30
Curtailments	(24)	(4)	(5)	(1)	(3)	(1)
Settlements	(111)	(60)	(3)	—	—	—
Special termination benefits	—	—	—	—	1	—
Plan participants’ contributions	9	11	10	—	—	—
Benefits paid	(451)	(471)	(484)	(34)	(33)	(33)
Plan amendments	33	28	118	4	1	(2)
Actuarial losses (gains)	435	330	446	(9)	57	—
Foreign currency translation and other	108	137	120	4	13	(1)
Benefit obligation at year-end	9,322	8,740	8,169	628	623	547
Change in fair value of plan assets
Fair value of plan assets at beginning of year	(6,809)	(6,286)	(5,764)	—	—	—
Expected return on plan assets	(385)	(396)	(343)	—	—	—
Actuarial losses (gains)	155	(163)	(317)	—	—	—
Settlements	80	56	2	—	—	—
Plan participants’ contributions	(9)	(11)	(10)	—	—	—
Employer contributions	(347)	(269)	(126)	—	—	—
Benefits paid	386	394	396	—	—	—
Foreign currency translation and other	(99)	(134)	(124)	—	—	—
Fair value of plan assets at year-end	(7,028)	(6,809)	(6,286)	—	—	—
Unfunded status	2,294	1,931	1,883	628	623	547
Unrecognized prior service cost	(78)	(105)	(153)	9	10	15
Unrecognized actuarial (losses) gains	(1,713)	(1,170)	(1,045)	(17)	(28)	30
Asset ceiling	10	9	9	—	—	—
Net recognized amount	513	665	694	620	605	592
Pension benefits and other benefits liabilities	1,268	1,268	1,236	620	605	592
Other non-current assets	(755)	(603)	(542)	—	—	—

As of December 31, 2011, the fair value of pension benefits and other pension benefits which are entirely or partially funded amounts to €8,277 million and the present value of the unfunded benefits amounts to €1,673 million (against €7,727 million and €1,636 million respectively as of December 31, 2010 and €7,206 million and €1,510 million respectively as of December 31, 2009).

The experience actuarial (gains) losses related to the defined benefit obligation and the fair value of plan assets are as follows:

For the year ended December 31, (M€)	2011	2010	2009	2008	2007
Experience actuarial (gains) losses related to the defined benefit obligation	(58)	(54)	(108)	12	80
Experience actuarial (gains) losses related to the fair value of plan assets	155	(163)	(317)	1,099	140

As of December 31, (M€)	2011	2010	2009	2008	2007
Pension benefits
Benefit obligation	9,322	8,740	8,169	7,405	8,129
Fair value of plan assets	(7,028)	(6,809)	(6,286)	(5,764)	(6,604)
Unfunded status	2,294	1,931	1,883	1,641	1,525
Other benefits
Benefits obligation	628	623	547	544	583
Fair value of plan assets	—	—	—	—	—
Unfunded status	628	623	547	544	583

The Group expects to contribute €182 million to its pension plans in 2012.

Estimated future payments (M€)	Pension benefits	Other benefits
2012	479	35
2013	467	35
2014	505	35
2015	511	35
2016	512	37
2017-2021	2,767	191

Asset allocation	Pension benefits
As of December 31,	2011	2010	2009
Equity securities	29%	34%	31%
Debt securities	64%	60%	62%
Monetary	4%	3%	3%
Real estate	3%	3%	4%

The Group’s assumptions of expected returns on assets are built up by asset class and by country based on long-term bond yields and risk premiums.

The discount rate retained corresponds to the rate of prime corporate bonds according to a benchmark per country of different market data on the closing date.

Assumptions used to determine benefits obligations		Pension benefits			Other benefits
As of December 31,		2011	2010	2009	2011	2010	2009
Discount rate (weighted average for all regions)		4.61%	5.01%	5.41%	4.70%	5.00%	5.60%
	Of which Euro zone	4.21%	4.58%	5.12%	4.25%	4.55%	5.18%
	Of which United States	5.00%	5.49%	6.00%	4.97%	5.42%	5.99%
	Of which United Kingdom	4.75%	5.50%	5.50%	—	—	—
Average expected rate of salary increase		4.69%	4.55%	4.50%	—	—	—
Expected rate of healthcare inflation
— initial rate		—	—	—	4.82%	4.82%	4.91%
— ultimate rate		—	—	—	3.77%	3.75%	3.79%

Assumptions used to determine the net periodic benefit cost (income)		Pension benefits			Other benefits
For the year ended December 31,		2011	2010	2009	2011	2010	2009
Discount rate (weighted average for all regions)		5.01%	5.41%	5.93%	5.00%	5.60%	6.00%
	Of which Euro zone	4.58%	5.12%	5.72%	4.55%	5.18%	5.74%
	Of which United States	5.49%	6.00%	6.23%	5.42%	5.99%	6.21%
	Of which United Kingdom	5.50%	5.50%	6.00%	—	—	6.00%
Average expected rate of salary increase		4.55%	4.50%	4.56%	—	—	—
Expected return on plan assets		5.90%	6.39%	6.14%	—	—	—
Expected rate of healthcare inflation
— initial rate		—	—	—	4.82%	4.91%	4.88%
— ultimate rate		—	—	—	3.75%	3.79%	3.64%

A 0.5% increase or decrease in discount rates — all other things being equal — would have the following approximate impact:

(M€)	0.5% increase	0.5% decrease
Benefit obligation as of December 31, 2011	(513)	551
2012 net periodic benefit cost (income)	(41)	56

A 0.5% increase or decrease in expected return on plan assets rate — all other things being equal — would have an impact of €31 million on 2012 net periodic benefit cost (income).

The components of the net periodic benefit cost (income) in 2011, 2010 and 2009 are:

	Pension benefits			Other benefits
For the year ended December 31, (M€)	2011	2010	2009	2011	2010	2009
Service cost	163	159	134	13	11	10
Interest cost	420	441	428	28	29	30
Expected return on plan assets	(385)	(396)	(343)	—	—	—
Amortization of prior service cost	58	74	13	2	(5)	(7)
Amortization of actuarial losses (gains)	46	66	50	—	(4)	(6)
Asset ceiling	2	(3)	4	—	—	—
Curtailments	(22)	(3)	(4)	(1)	(3)	(1)
Settlements	(9)	7	(1)	—	—	—
Special termination benefits	—	—	—	—	1	—
Net periodic benefit cost (income)	273	345	281	42	29	26

A positive or negative change of one-percentage-point in the healthcare inflation rate would have the following approximate impact:

(M€)	1% point increase	1% point decrease
Benefit obligation as of December 31, 2011	53	(63)
2011 net periodic benefit cost (income)	5	(5)

19) PROVISIONS AND OTHER NON-CURRENT LIABILITIES

As of December 31, (M€)	2011	2010	2009
Litigations and accrued penalty claims	572	485	423
Provisions for environmental contingencies	600	644	623
Asset retirement obligations	6,884	5,917	5,469
Other non-current provisions	1,099	1,116	1,331
Other non-current liabilities	1,754	936	1,535
Total	10,909	9,098	9,381

In 2011, litigation reserves mainly include a provision covering risks concerning antitrust investigations related to Arkema amounting to €17 million as of December 31, 2011. Other risks and commitments that give rise to contingent liabilities are described in Note 32 to the Consolidated Financial Statements.

In 2011, other non-current provisions mainly include:

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for €21 million as of December 31, 2011;

•	Provisions related to restructuring activities in the Downstream and Chemicals segments for €211 million as of December 31, 2011; and

•	The contingency reserve related to the Buncefield depot explosion (civil liability) for €80 million as of December 31, 2011.

In 2011, other non-current liabilities mainly include debts (whose maturity is more than one year) related to fixed assets acquisitions. This heading is mainly composed of a €991 million debt related to the acquisition of an interest in the liquids-rich area of the Utica shale play (see Note 3 to the Consolidated Financial Statements).

In 2010, litigation reserves mainly included a provision covering risks concerning antitrust investigations related to Arkema amounting to €17 million as of December 31, 2010. Other risks and commitments that give rise to contingent liabilities are described in Note 32 to the Consolidated Financial Statements.

In 2010, other non-current provisions mainly included:

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for €31 million as of December 31, 2010;

•	Provisions related to restructuring activities in the Downstream and Chemicals segments for €261 million as of December 31, 2010; and

•	The contingency reserve related to the Buncefield depot explosion (civil liability) for €194 million as of December 31, 2010.

In 2010, other non-current liabilities mainly included debts (whose maturity is more than one year) related to fixed assets acquisitions.

In 2009, litigation reserves mainly included a provision covering risks concerning antitrust investigations related to Arkema amounting to €43 million as of December 31, 2009. Other risks and commitments that give rise to contingent liabilities are described in Note 32 to the Consolidated Financial Statements.

In 2009, other non-current provisions mainly included:

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for €40 million as of December 31, 2009;

•	Provisions related to restructuring activities in the Downstream and Chemicals segments for €130 million as of December 31, 2009; and

•	The contingency reserve related to the Buncefield depot explosion (civil liability) for €295 million as of December 31, 2009.

In 2009, other non-current liabilities mainly included debts (whose maturity is more than one year) related to fixed assets acquisitions. This heading was mainly composed of a €818 million debt related to Chesapeake acquisition (see Note 3 to the Consolidated Financial Statements).

Changes in provisions and other non-current liabilities

Changes in provisions and other non-current liabilities are as follows:

(M€)	As of January 1,	Allowances	Reversals	Currency translation adjustment	Other	As of December 31,
2011	9,098	921	(798)	227	1,461	10,909
2010	9,381	1,052	(971)	497	(861)	9,098
2009	7,858	1,254	(1,413)	202	1,480	9,381

Allowances

In 2011, allowances of the period (€921 million) mainly include:

•	Asset retirement obligations for €344 million (accretion);

•	Environmental contingencies for €100 million in the Downstream and Chemicals segments ; and

•	Provisions related to restructuring of activities for €79 million.

In 2010, allowances of the period (€1,052 million) mainly included:

•	Asset retirement obligations for €338 million (accretion);

•	Environmental contingencies for €88 million in the Downstream and Chemicals segments ;

•	The contingency reserve related to the Buncefield depot explosion (civil liability) for €79 million ; and

•	Provisions related to restructuring of activities for €226 million.

In 2009, allowances of the period (€1,254 million) mainly included:

•	Asset retirement obligations for €283 million (accretion);

•	Environmental contingencies for €147 million in the Downstream and Chemicals segments;

•	The contingency reserve related to the Buncefield depot explosion (civil liability) for €223 million; and

•	Provisions related to restructuring of activities for €121 million.

Reversals

In 2011, reversals of the period (€798 million) are mainly related to the following incurred expenses:

•	Provisions for asset retirement obligations for €189 million;

•	Environmental contingencies written back for €70 million;

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for €10 million;

•	The contingency reserve related to the Buncefield depot explosion (civil liability), written back for €116 million; and

•	Provisions for restructuring and social plans written back for €164 million.

In 2010, reversals of the period (€971 million) were mainly related to the following incurred expenses:

•	Provisions for asset retirement obligations for €214 million;

•	€26 million for litigation reserves in connection with antitrust investigations;

•	Environmental contingencies written back for €66 million;

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for €9 million;

•	The contingency reserve related to the Buncefield depot explosion (civil liability), written back for €190 million; and

•	Provisions for restructuring and social plans written back for €60 million.

In 2009, reversals of the period (€1,413 million) were mainly related to the following incurred expenses:

•	Provisions for asset retirement obligations for €191 million;

•	€52 million for litigation reserves in connection with antitrust investigations;

•	Environmental contingencies written back for €86 million;

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for €216 million;

•	The contingency reserve related to the Buncefield depot explosion (civil liability), written back for €375 million; and

•	Provisions for restructuring and social plans written back for €28 million.

Changes in the asset retirement obligation

Changes in the asset retirement obligation are as follows:

(M€)	As of January 1,	Accretion	Revision in estimates	New obligations	Spending on existing obligations	Currency translation adjustment	Other	As of December 31,
2011	5,917	344	330	323	(189)	150	9	6,884
2010	5,469	338	79	175	(214)	316	(246)	5,917
2009	4,500	283	447	179	(191)	232	19	5,469

20) FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS

A)	NON-CURRENT FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS

As of December 31, 2011 (M€) (Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	349	22,208	22,557
of which hedging instruments of non-current financial debt (liabilities)	—	146	146
Hedging instruments of non-current financial debt (assets)(a)	—	(1,976)	(1,976)
Non-current financial debt — net of hedging instruments	349	20,232	20,581
Bonds after fair value hedge	—	15,148	15,148
Fixed rate bonds and bonds after cash flow hedge	—	4,424	4,424
Bank and other, floating rate	129	446	575
Bank and other, fixed rate	76	206	282
Financial lease obligations	144	8	152
Non-current financial debt — net of hedging instruments	349	20,232	20,581

(a)	See the description of these hedging instruments in Notes 1 paragraph M(iii) “Long-term financing”, 28 and 29 to the Consolidated Financial Statements.

As of December 31, 2010 (M€) (Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	287	20,496	20,783
of which hedging instruments of non-current financial debt (liabilities)	—	178	178
Hedging instruments of non-current financial debt (assets)(a)	—	(1,870)	(1,870)
Non-current financial debt — net of hedging instruments	287	18,626	18,913
Bonds after fair value hedge	—	15,491	15,491
Fixed rate bonds and bonds after cash flow hedge	—	2,836	2,836
Bank and other, floating rate	47	189	236
Bank and other, fixed rate	65	110	175
Financial lease obligations	175	—	175
Non-current financial debt — net of hedging instruments	287	18,626	18,913

(a)	See the description of these hedging instruments in Notes 1 paragraph M(iii) “Long-term financing”, 28 and 29 to the Consolidated Financial Statements.

As of December 31, 2009 (M€) (Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	312	19,125	19,437
of which hedging instruments of non-current financial debt (liabilities)	—	241	241
Hedging instruments of non-current financial debt (assets)(a)	—	(1,025)	(1,025)
Non-current financial debt — net of hedging instruments	312	18,100	18,412
Bonds after fair value hedge	—	15,884	15,884
Fixed rate bonds and bonds after cash flow hedge	—	1,700	1,700
Bank and other, floating rate	60	379	439
Bank and other, fixed rate	50	79	129
Financial lease obligations	202	58	260
Non-current financial debt — net of hedging instruments	312	18,100	18,412

(a)	See the description of these hedging instruments in Notes 1 paragraph M(iii) “Long-term financing”, 28 and 29 to the Consolidated Financial Statements.

Fair value of bonds, as of December 31, 2011, after taking into account currency and interest rates swaps, is detailed as follows:

Bonds after fair value hedge (M€)	Year of issue	Fair value after hedging as of December 31, 2011	Fair value after hedging as of December 31, 2010	Fair value after hedging as of December 31, 2009	Currency	Maturity	Initial rate before hedging instruments
Parent company
Bond	1998	129	125	116	FRF	2013	5.000%
Bond	2000	—	—	61	EUR	2010	5.650%
Current portion (less than one year)		—	—	(61)
Total parent company		129	125	116

Bonds after fair value hedge (M€)	Year of issue	Fair value after hedging as of December 31, 2011	Fair value after hedging as of December 31, 2010	Fair value after hedging as of December 31, 2009	Currency	Maturity	Initial rate before hedging instruments
TOTAL CAPITAL(a)
Bond	2002	15	15	14	USD	2012	5.890%
Bond	2003	—	—	160	CHF	2010	2.385%
Bond	2003	23	22	21	USD	2013	4.500%
Bond	2004	—	—	53	CAD	2010	4.000%
Bond	2004	—	—	113	CHF	2010	2.385%
Bond	2004	—	—	438	EUR	2010	3.750%
Bond	2004	—	—	322	GBP	2010	4.875%
Bond	2004	—	—	128	GBP	2010	4.875%
Bond	2004	—	—	185	GBP	2010	4.875%
Bond	2004	—	57	53	AUD	2011	5.750%
Bond	2004	—	116	107	CAD	2011	4.875%

Bonds after fair value hedge (M€)	Year of issue	Fair value after hedging as of December 31, 2011	Fair value after hedging as of December 31, 2010	Fair value after hedging as of December 31, 2009	Currency	Maturity	Initial rate before hedging instruments
Bond	2004	—	235	203	USD	2011	4.125%
Bond	2004	—	75	69	USD	2011	4.125%
Bond	2004	129	125	116	CHF	2012	2.375%
Bond	2004	52	51	47	NZD	2014	6.750%
Bond	2005	—	57	53	AUD	2011	5.750%
Bond	2005	—	60	56	CAD	2011	4.000%
Bond	2005	—	120	112	CHF	2011	1.625%
Bond	2005	—	226	226	CHF	2011	1.625%
Bond	2005	—	139	144	USD	2011	4.125%
Bond	2005	63	63	63	AUD	2012	5.750%
Bond	2005	200	194	180	CHF	2012	2.135%
Bond	2005	65	65	65	CHF	2012	2.135%
Bond	2005	97	97	97	CHF	2012	2.375%
Bond	2005	404	391	363	EUR	2012	3.250%
Bond	2005	57	57	57	NZD	2012	6.500%
Bond	2006	—	—	75	GBP	2010	4.875%
Bond	2006	—	—	50	EUR	2010	3.750%
Bond	2006	—	—	50	EUR	2010	3.750%
Bond	2006	—	—	100	EUR	2010	3.750%
Bond	2006	—	42	42	EUR	2011	EURIBOR 3 months +0.040%
Bond	2006	—	300	300	EUR	2011	3.875%
Bond	2006	—	150	150	EUR	2011	3.875%
Bond	2006	—	300	300	EUR	2011	3.875%
Bond	2006	—	120	120	USD	2011	5.000%
Bond	2006	—	300	300	EUR	2011	3.875%
Bond	2006	—	472	472	USD	2011	5.000%
Bond	2006	62	62	62	AUD	2012	5.625%
Bond	2006	72	72	72	CAD	2012	4.125%
Bond	2006	100	100	100	EUR	2012	3.250%
Bond	2006	74	74	74	GBP	2012	4.625%
Bond	2006	100	100	100	EUR	2012	3.250%
Bond	2006	125	125	125	CHF	2013	2.510%
Bond	2006	127	127	127	CHF	2014	2.635%
Bond	2006	130	130	130	CHF	2016	2.385%
Bond	2006	65	65	65	CHF	2016	2.385%
Bond	2006	64	64	64	CHF	2016	2.385%
Bond	2006	63	63	63	CHF	2016	2.385%
Bond	2006	129	129	129	CHF	2018	3.135%
Bond	2007	—	—	60	CHF	2010	2.385%
Bond	2007	—	—	74	GBP	2010	4.875%
Bond	2007	—	77	77	USD	2011	5.000%
Bond	2007	370	370	370	USD	2012	5.000%
Bond	2007	222	222	222	USD	2012	5.000%
Bond	2007	61	61	61	AUD	2012	6.500%
Bond	2007	72	72	72	CAD	2012	4.125%
Bond	2007	71	71	71	GBP	2012	4.625%
Bond	2007	300	300	300	EUR	2013	4.125%
Bond	2007	73	73	73	GBP	2013	5.500%
Bond	2007	306	306	306	GBP	2013	5.500%
Bond	2007	72	72	72	GBP	2013	5.500%
Bond	2007	248	248	248	CHF	2014	2.635%
Bond	2007	31	31	31	JPY	2014	1.505%
Bond	2007	61	61	61	CHF	2014	2.635%
Bond	2007	49	49	49	JPY	2014	1.723%
Bond	2007	121	121	121	CHF	2015	3.125%
Bond	2007	300	300	300	EUR	2017	4.700%
Bond	2007	76	76	76	CHF	2018	3.135%

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Bonds after fair value hedge (M€)	Year of issue	Fair value after hedging as of December 31, 2011	Fair value after hedging as of December 31, 2010	Fair value after hedging as of December 31, 2009	Currency	Maturity	Initial rate before hedging instruments
Bond	2007	60	60	60	CHF	2018	3.135%
Bond	2008	—	—	63	GBP	2010	4.875%
Bond	2008	—	—	66	GBP	2010	4.875%
Bond	2008	—	92	92	AUD	2011	7.500%
Bond	2008	—	100	100	EUR	2011	3.875%
Bond	2008	—	150	150	EUR	2011	3.875%
Bond	2008	—	50	50	EUR	2011	3.875%
Bond	2008	—	50	50	EUR	2011	3.875%
Bond	2008	—	60	60	JPY	2011	EURIBOR 6 months + 0.018%
Bond	2008	—	102	102	USD	2011	3.750%
Bond	2008	62	62	62	CHF	2012	2.135%
Bond	2008	124	124	124	CHF	2012	3.635%
Bond	2008	46	46	46	CHF	2012	2.385%
Bond	2008	92	92	92	CHF	2012	2.385%
Bond	2008	64	64	64	CHF	2012	2.385%
Bond	2008	50	50	50	EUR	2012	3.250%
Bond	2008	63	63	63	GBP	2012	4.625%
Bond	2008	63	63	63	GBP	2012	4.625%
Bond	2008	63	63	63	GBP	2012	4.625%
Bond	2008	62	62	62	NOK	2012	6.000%
Bond	2008	69	69	69	USD	2012	5.000%
Bond	2008	60	60	60	AUD	2013	7.500%
Bond	2008	61	61	61	AUD	2013	7.500%
Bond	2008	128	127	127	CHF	2013	3.135%
Bond	2008	62	62	62	CHF	2013	3.135%
Bond	2008	200	200	200	EUR	2013	4.125%
Bond	2008	100	100	100	EUR	2013	4.125%
Bond	2008	1,000	1,000	1,000	EUR	2013	4.750%
Bond	2008	63	63	63	GBP	2013	5.500%
Bond	2008	149	149	149	JPY	2013	EURIBOR 6 months + 0.008%
Bond	2008	191	191	191	USD	2013	4.000%
Bond	2008	61	61	61	CHF	2015	3.135%
Bond	2008	62	62	62	CHF	2015	3.135%
Bond	2008	61	61	61	CHF	2015	3.135%
Bond	2008	62	62	62	CHF	2018	3.135%
Bond	2009	56	56	56	AUD	2013	5.500%
Bond	2009	54	54	54	AUD	2013	5.500%
Bond	2009	236	236	236	CHF	2013	2.500%
Bond	2009	77	77	77	USD	2013	4.000%
Bond	2009	131	131	131	CHF	2014	2.625%
Bond	2009	998	997	998	EUR	2014	3.500%
Bond	2009	150	150	150	EUR	2014	3.500%
Bond	2009	40	40	40	HKD	2014	3.240%
Bond	2009	107	103	96	AUD	2015	6.000%
Bond	2009	550	550	550	EUR	2015	3.625%
Bond	2009	684	684	684	USD	2015	3.125%
Bond	2009	232	224	208	USD	2015	3.125%
Bond	2009	99	99	99	CHF	2016	2.385%
Bond	2009	115	115	115	GBP	2017	4.250%
Bond	2009	225	225	225	GBP	2017	4.250%
Bond	2009	448	448	448	EUR	2019	4.875%
Bond	2009	69	69	69	HKD	2019	4.180%
Bond	2009	—	374	347	USD	2021	4.250%
Bond	2010	105	102	—	AUD	2014	5.750%

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Bonds after fair value hedge (M€)	Year of issue	Fair value after hedging as of December 31, 2011	Fair value after hedging as of December 31, 2010	Fair value after hedging as of December 31, 2009	Currency	Maturity	Initial rate before hedging instruments
Bond	2010	111	108	—	CAD	2014	2.500%
Bond	2010	54	53	—	NZD	2014	4.750%
Bond	2010	193	187	—	USD	2015	2.875%
Bond	2010	966	935	—	USD	2015	3.000%
Bond	2010	70	68	—	AUD	2015	6.000%
Bond	2010	71	69	—	AUD	2015	6.000%
Bond	2010	64	64	—	AUD	2015	6.000%
Bond	2010	773	748	—	USD	2016	2.300%
Bond	2010	491	476	—	EUR	2022	3.125%
Bond	2011	116	—	—	USD	2016	6.500%
Bond	2011	597	—	—	USD	2018	3.875%
Current portion (less than one year)		(2 992)	(3 450)	(1,937)
Total TOTAL CAPITAL		12,617	15,143	15,615
TOTAL CAPITAL CANADA Ltd. (b)
Bond	2011	565	—	—	CAD	2014	1.625%
Bond	2011	565	—	—	CAD	2014	USLIBOR 3 months + 0.38%
Bond	2011	75	—	—	CAD	2014	5.750%
Bond	2011	738	—	—	CAD	2013	USLIBOR 3 months + 0.09%
Bond	2011	82	—	—	CAD	2016	4.000%
Bond	2011	69	—	—	CAD	2016	3.625%
Current portion (less than one year)		—	—	—
Total TOTAL CAPITAL CANADA Ltd		2,094
TOTAL CAPITAL INTERNATIONAL(c)		—	—	—
Other consolidated subsidiaries		308	223	153
Total bonds after fair value hedge		15,148	15,491	15,884

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Bonds after cash flow hedge and fix rate bonds (€ million)	Year of issue	Amount after hedging as of December 31, 2011	Amount after hedging as of December 31, 2010	Amount after hedging as of December 31, 2009	Currency	Maturity	Initial rate before hedging instruments
TOTAL CAPITAL(a)
Bond	2005	294	293	292	GBP	2012	4.625%
Bond	2009	744	691	602	EUR	2019	4.875%
Bond	2009	386	—	—	USD	2021	4.250%
Bond	2009	1,016	917	806	EUR	2024	5.125%
Bond	2010	966	935	—	USD	2020	4.450%
Bond	2011	386	—	—	USD	2021	4.125%
Current portion (less than one year)		(294)	—	—
Total TOTAL CAPITAL		3,498	2,836	1,700
Other consolidated subsidiaries(d)		926	—	—
Total Bonds after cash flow hedge		4,424	2,836	1,700

(a)	TOTAL CAPITAL is a wholly-owned indirect subsidiary of TOTAL S.A. (with the exception of one share held by each member of its Board of Directors). It acts as a financing vehicle for the Group. Its debt securities are fully and unconditionally guaranteed by TOTAL S.A. as to payment of principal, premium, if any, interest and any other amounts due.
(b)	TOTAL CAPITAL CANADA Ltd. is a wholly-owned direct subsidiary of TOTAL S.A. It acts as a financing vehicle for the activities of the Group in Canada. Its debt securities are fully and unconditionally guaranteed by TOTAL S.A. as to payment of principal, premium, if any, interest and any other amounts due.
(c)	TOTAL CAPITAL INTERNATIONAL is a wholly-owned direct subsidiary of TOTAL S.A. It acts as a financing vehicle for the Group. Its debt securities are fully and unconditionally guaranteed by TOTAL S.A. as to payment of principal, premium, if any, interest and any other amounts due.
(d)	This amount includes SunPower’s convertible bonds for an amount of €355 million.

Loan repayment schedule (excluding current portion)

As of December 31, 2011 (M€)	Non-current financial debt	of which hedging instruments of non-current financial debt (liabilities)	Hedging instruments of non-current financial debt (assets)	Non-current financial debt - net of hedging instruments	%
2013	5,021	80	(529)	4,492	22%
2014	4,020	3	(390)	3,630	18%
2015	4,070	6	(456)	3,614	18%
2016	1,712	9	(193)	1,519	7%
2017 and beyond	7,734	48	(408)	7,326	35%
Total	22,557	146	(1,976)	20,581	100%

As of December 31, 2010 (M€)	Non-current financial debt	of which hedging instruments of non-current financial debt (liabilities)	Hedging instruments of non-current financial debt (assets)	Non-current financial debt - net of hedging instruments	%
2012	3,756	34	(401)	3,355	18%
2013	4,017	76	(473)	3,544	19%
2014	2,508	1	(290)	2,218	12%
2015	3,706	2	(302)	3,404	18%
2016 and beyond	6,796	65	(404)	6,392	33%
Total	20,783	178	(1,870)	18,913	100%

As of December 31, 2009 (M€)	Non-current financial debt	of which hedging instruments of non-current financial debt (liabilities)	Hedging instruments of non-current financial debt (assets)	Non-current financial debt - net of hedging instruments	%
2011	3,857	42	(199)	3,658	20%
2012	3,468	48	(191)	3,277	18%
2013	3,781	95	(236)	3,545	19%
2014	2,199	6	(90)	2,109	11%
2015 and beyond	6,132	50	(309)	5,823	32%
Total	19,437	241	(1,025)	18,412	100%

Analysis by currency and interest rate

These analyses take into account interest rate and foreign currency swaps to hedge non-current financial debt.

As of December 31, (M€)	2011	%	2010	%	2009	%
U.S. Dollar	8,645	42%	7,248	39%	3,962	21%
Euro	9,582	47%	11,417	60%	14,110	77%
Other currencies	2,354	11%	248	1%	340	2%
Total	20,581	100%	18,913	100%	18,412	100%

As of December 31, (M€)	2011	%	2010	%	2009	%
Fixed rate	4,854	24%	3,177	17%	2,064	11%
Floating rate	15,727	76%	15,736	83%	16,348	89%
Total	20,581	100%	18,913	100%	18,412	100%

B)	CURRENT FINANCIAL ASSETS AND LIABILITIES

Current borrowings consist mainly of commercial papers or treasury bills or draws on bank loans. These instruments bear interest at rates that are close to market rates.

As of December 31, (M€)	2011	2010	2009
(Assets) / Liabilities
Current financial debt(a)	5,819	5,867	4,761
Current portion of non-current financial debt	3,856	3,786	2,233
Current borrowings (note 28)	9,675	9,653	6,994
Current portion of hedging instruments of debt (liabilities)	40	12	97
Other current financial instruments (liabilities)	127	147	26
Other current financial liabilities (note 28)	167	159	123
Current deposits beyond three months	(101)	(869)	(55)
Current portion of hedging instruments of debt (assets)	(383)	(292)	(197)
Other current financial instruments (assets)	(216)	(44)	(59)
Current financial assets (note 28)	(700)	(1,205)	(311)
Current borrowings and related financial assets and liabilities, net	9,142	8,607	6,806

(a)	As of December 31, 2011 and as of December 31, 2010, the current financial debt includes a commercial paper program in Total Capital Canada Ltd. Total Capital Canada Ltd. is a wholly-owned direct subsidiary of TOTAL S.A. It acts as a financing vehicle for the activities of the Group in Canada. Its debt securities are fully and unconditionally guaranteed by TOTAL S.A. as to payment of principal, premium, if any, interest and any other amounts due.

C)	NET-DEBT-TO-EQUITY RATIO

For its internal and external communication needs, the Group calculates a debt ratio by dividing its net financial debt by equity. Adjusted shareholders’ equity for the year ended December 31, 2011 is calculated after payment of a dividend of €2.28 per share, subject to approval by the shareholders’ meeting on May 11, 2012.

The net-debt-to-equity ratio is calculated as follows:

As of December 31, (M€)	2011	2010	2009
(Assets) / Liabilities
Current borrowings	9,675	9,653	6,994
Other current financial liabilities	167	159	123
Current financial assets	(700)	(1,205)	(311)
Non-current financial debt	22,557	20,783	19,437
Hedging instruments on non-current financial debt	(1,976)	(1,870)	(1,025)
Cash and cash equivalents	(14,025)	(14,489)	(11,662)
Net financial debt	15,698	13,031	13,556
Shareholders’ equity — Group share	68,037	60,414	52,552
Distribution of the income based on existing shares at the closing date	(1,255)	(2,553)	(2,546)
Non-controlling interests	1,352	857	987
Adjusted shareholders’ equity	68,134	58,718	50,993
Net-debt-to-equity ratio	23.0%	22.2%	26.6%

21) OTHER CREDITORS AND ACCRUED LIABILITIES

As of December 31, (M€)	2011	2010	2009
Accruals and deferred income	231	184	223
Payable to States (including taxes and duties)	8,040	7,235	6,024
Payroll	1,062	996	955
Other operating liabilities	5,441	3,574	4,706
Total	14,774	11,989	11,908

As of December 31, 2011, the heading “Other operating liabilities” mainly includes the third quarterly interim dividend for the fiscal year 2011 for €1,317 million. This interim dividend will be paid on March 2012.

As of December 31, 2009, the heading “Other operating liabilities” mainly included €744 million related to Chesapeake acquisition (see Note 3 to the Consolidated Financial Statements).

22) LEASE CONTRACTS

The Group leases real estate, retail stations, ships, and other equipments (see Note 11 to the Consolidated Financial Statements).

The future minimum lease payments on operating and finance leases to which the Group is committed are shown as follows:

For the year ended December 31, 2011 (M€)	Operating leases	Finance leases
2012	762	41
2013	552	40
2014	416	37
2015	335	36
2016	316	34
2017 and beyond	940	20
Total minimum payments	3,321	208
Less financial expenses	—	(31)
Nominal value of contracts	—	177
Less current portion of finance lease contracts	—	(25)
Outstanding liability of finance lease contracts	—	152

For the year ended December 31, 2010 (M€)	Operating leases	Finance leases
2011	582	39
2012	422	39
2013	335	39

For the year ended December 31, 2010 (M€)	Operating leases	Finance leases
2014	274	35
2015	230	35
2016 and beyond	1,105	54
Total minimum payments	2,948	241
Less financial expenses	—	(43)
Nominal value of contracts	—	198
Less current portion of finance lease contracts	—	(23)
Outstanding liability of finance lease contracts	—	175

For the year ended December 31, 2009 (M€)	Operating leases	Finance leases
2010	523	42
2011	377	43
2012	299	42
2013	243	41
2014	203	39
2015 and beyond	894	128
Total minimum payments	2,539	335
Less financial expenses	—	(53)
Nominal value of contracts	—	282
Less current portion of finance lease contracts	—	(22)
Outstanding liability of finance lease contracts	—	260

Net rental expense incurred under operating leases for the year ended December 31, 2011 is €645 million (against €605 million in 2010 and €613 million in 2009).

23) COMMITMENTS AND CONTINGENCIES

	Maturity and installments
As of December 31, 2011 (M€)	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non-current debt obligations net of hedging instruments (Note 20)	20,429	—	13,121	7,308
Current portion of non-current debt obligations net of hedging instruments (Note 20)	3,488	3,488	—	—
Finance lease obligations (Note 22)	177	25	134	18
Asset retirement obligations (Note 19)	6,884	272	804	5,808
Contractual obligations recorded in the balance sheet	30,978	3,785	14,059	13,134
Operating lease obligations (Note 22)	3,321	762	1,619	940
Purchase obligations	77,353	11,049	20,534	45,770
Contractual obligations not recorded in the balance sheet	80,674	11,811	22,153	46,710
Total of contractual obligations	111,652	15,596	36,212	59,844
Guarantees given for excise taxes	1,765	1,594	73	98
Guarantees given against borrowings	4,778	3,501	323	954
Indemnities related to sales of businesses	39	—	34	5
Guarantees of current liabilities	376	262	35	79
Guarantees to customers / suppliers	3,265	1,634	57	1,574
Letters of credit	2,408	1,898	301	209
Other operating commitments	2,477	433	697	1,347
Total of other commitments given	15,108	9,322	1,520	4,266
Mortgages and liens received	408	7	119	282
Goods and services sale obligations(a)	62,216	4,221	17,161	40,834
Other commitments received	6,740	4,415	757	1,568
Total of commitments received	69,364	8,643	18,037	42,684

(a)	As from December 31, 2011, the Group discloses its goods and services sale obligations.

	Maturity and installments
As of December 31, 2010 (M€)	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non-current debt obligations net of hedging instruments (Note 20)	18,738	—	12,392	6,346
Current portion of non-current debt obligations net of hedging instruments (Note 20)	3,483	3,483	—	—
Finance lease obligations (Note 22)	198	23	129	46
Asset retirement obligations (Note 19)	5,917	177	872	4,868
Contractual obligations recorded in the balance sheet	28,336	3,683	13,393	11,260
Operating lease obligations (Note 22)	2,948	582	1,261	1,105
Purchase obligations	61,293	6,347	14,427	40,519
Contractual obligations not recorded in the balance sheet	64,241	6,929	15,688	41,624
Total of contractual obligations	92,577	10,612	29,081	52,884
Guarantees given for excise taxes	1,753	1,594	71	88
Guarantees given against borrowings	5,005	1,333	493	3,179
Indemnities related to sales of businesses	37	—	31	6
Guarantees of current liabilities	171	147	19	5
Guarantees to customers / suppliers	3,020	1,621	96	1,303
Letters of credit	1,250	1,247	—	3
Other operating commitments	2,057	467	220	1,370
Total of other commitments given	13,293	6,409	930	5,954
Mortgages and liens received	429	2	114	313
Other commitments received	6,387	3,878	679	1,830
Total of commitments received	6,816	3,880	793	2,143

	Maturity and installments
As of December 31, 2009 (M€)	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non-current debt obligations net of hedging instruments (Note 20)	18,152	—	12,443	5,709
Current portion of non-current debt obligations net of hedging instruments (Note 20)	2,111	2,111	—	—
Finance lease obligations (Note 22)	282	22	146	114
Asset retirement obligations (Note 19)	5,469	235	972	4,262
Contractual obligations recorded in the balance sheet	26,014	2,368	13,561	10,085
Operating lease obligations (Note 22)	2,539	523	1,122	894
Purchase obligations	49,808	4,542	9,919	35,347
Contractual obligations not recorded in the balance sheet	52,347	5,065	11,041	36,241
Total of contractual obligations	78,361	7,433	24,602	46,326
Guarantees given for excise taxes	1,765	1,617	69	79
Guarantees given against borrowings	2,882	1,383	709	790
Indemnities related to sales of businesses	36	—	1	35
Guarantees of current liabilities	203	160	38	5
Guarantees to customers / suppliers	2,770	1,917	70	783
Letters of credit	1,499	1,485	2	12
Other operating commitments	765	582	103	80
Total of other commitments given	9,920	7,144	992	1,784
Mortgages and liens received	330	5	106	219
Other commitments received	5,637	3,187	481	1,969
Total of commitments received	5,967	3,192	587	2,188

A.	CONTRACTUAL OBLIGATIONS

Debt obligations

“Non-current debt obligations” are included in the items “Non-current financial debt” and “Hedging instruments of non-current financial debt” of the Consolidated Balance Sheet. It includes the non-current portion of swaps hedging bonds, and excludes non-current finance lease obligations of €152 million.

The current portion of non-current debt is included in the items “Current borrowings”, “Current financial assets” and “Other current financial liabilities” of the Consolidated Balance Sheet. It includes the current portion of swaps hedging bonds, and excludes the current portion of finance lease obligations of €25 million.

The information regarding contractual obligations linked to indebtedness is presented in Note 20 to the Consolidated Financial Statements.

Lease contracts

The information regarding operating and finance leases is presented in Note 22 to the Consolidated Financial Statements.

Asset retirement obligations

This item represents the discounted present value of Upstream asset retirement obligations, primarily asset removal costs at the completion date. The information regarding contractual obligations linked to asset retirement obligations is presented in Notes 1Q and 19 to the Consolidated Financial Statements.

Purchase obligations

Purchase obligations are obligations under contractual agreements to purchase goods or services, including capital projects. These obligations are enforceable and legally binding on the company and specify all significant terms, including the amount and the timing of the payments.

These obligations mainly include: hydrocarbon unconditional purchase contracts (except where an active, highly-liquid market exists and when the hydrocarbons are expected to be re-sold shortly after purchase), reservation of transport capacities in pipelines, unconditional exploration works and development works in the Upstream segment, and contracts for capital investment projects in the Downstream segment.

B.	OTHER COMMITMENTS GIVEN

Guarantees given for excise taxes

They consist of guarantees given to other oil and gas companies in order to comply with French tax authorities’ requirements for oil and gas imports in France. A payment would be triggered by a failure of the guaranteed party with respect to the French tax authorities. The default of the guaranteed parties is however considered to be highly remote by the Group.

Guarantees given against borrowings

The Group guarantees bank debt and finance lease obligations of certain non-consolidated subsidiaries and equity affiliates. Maturity dates vary, and guarantees will terminate on payment and/or cancellation of the obligation. A payment would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee, and no assets are held as collateral for these guarantees. As of December 31, 2011, the maturities of these guarantees are up to 2023.

Guarantees given against borrowings include the guarantee given in 2008 by TOTAL S.A. in connection with the financing of the Yemen LNG project for an amount of €1,208 million. In turn, certain partners involved in this project have given commitments that could, in the case of Total S.A.’s guarantees being called for the maximum amount, reduce the Group’s exposure by up to €404 million, recorded under “Other commitments received”.

In 2010, TOTAL S.A. provided guarantees in connection with the financing of the Jubail project (operated by SAUDI ARAMCO TOTAL Refining and Petrochemical Company (SATORP)) of up to €2,463 million, proportional to TOTAL’s share in the project (37.5%). In addition, TOTAL S.A. provided in 2010 a guarantee in favor of its partner in the Jubail project (Saudi Arabian Oil Company) with respect to Total Refining Saudi Arabia SAS’s obligations under the shareholders agreement with respect to SATORP. As of December 31, 2011, this guarantee is of up to €1,095 million and has been recorded under “Other operating commitments”.

Indemnities related to sales of businesses

In the ordinary course of business, the Group executes contracts involving standard indemnities in oil industry and indemnities specific to transactions such as sales of businesses. These indemnities might include claims against any of the following: environmental, tax and shareholder matters, intellectual property rights, governmental regulations and employment-related matters, dealer, supplier, and other commercial contractual relationships. Performance under these indemnities would generally be triggered by a breach of terms of the contract or by a third party claim. The Group regularly evaluates the probability of having to incur costs associated with these indemnities.

The guarantees related to antitrust investigations granted as part of the agreement relating to the spin-off of Arkema are described in Note 32 to the Consolidated Financial Statements.

Other guarantees given

Non-consolidated subsidiaries

The Group also guarantees the current liabilities of certain non-consolidated subsidiaries. Performance under these guarantees would be triggered by a financial default of the entity.

Operating agreements

As part of normal ongoing business operations and consistent with generally and accepted recognized industry practices, the Group enters into numerous agreements with other parties. These commitments are often entered into for commercial purposes, for regulatory purposes or for other operating agreements.

C.	COMMITMENTS RECEIVED

Goods and services sale obligations

These amounts represent binding obligations under contractual agreements to sell goods or services, including in particular hydrocarbon unconditional sale contracts (except when an active, highly-liquid market exists and volumes are re-sold shortly after purchase).

24) RELATED PARTIES

The main transactions and balances with related parties (principally non-consolidated subsidiaries and equity affiliates) are detailed as follows:

As of December 31, (M€)	2011	2010	2009
Balance sheet
Receivables
Debtors and other debtors	585	432	293
Loans (excl. loans to equity affiliates)	331	315	438
Payables
Creditors and other creditors	724	497	386
Debts	31	28	42

For the year ended December 31, (M€)	2011	2010	2009
Statement of income
Sales	4,400	3,194	2,183
Purchases	5,508	5,576	2,958
Financial expense	—	69	1
Financial income	79	74	68

Compensation for the administration and management bodies

The aggregate amount of direct and indirect compensation accounted for by the French and foreign affiliates of the Company for the executive officers of TOTAL (the members of the Management Committee and the Treasurer) and for the members of the Board of Directors who are employees of the Group, is detailed as follows:

For the year ended December 31, (M€)	2011	2010	2009
Number of people	30	26	27
Direct or indirect compensation received	20.4	20.8	19.4
Pension expenses(a)	9.4	12.2	10.6
Other long-term benefits expenses	—	—	—
Termination benefits expenses	4.8	—	—
Share-based payments expense (IFRS 2)(b)	10.2	10.0	11.2

(a)	The benefits provided for executive officers and certain members of the Board of Directors, employees and former employees of the Group, include severance to be paid on retirement, supplementary pension schemes and insurance plans, which represent €139.7 million provisioned as of December 31, 2011 (against €113.8 million as of December 31, 2010 and €96.6 million as of December 31, 2009).
(b)	Share-based payments expense computed for the executive officers and the members of the Board of Directors who are employees of the Group as described in Note 25 paragraph E to the Consolidated Financial Statements and based on the principles of IFRS 2 “Share-based payments” described in Note 1 paragraph E to the Consolidated Financial Statements.

The compensation allocated to members of the Board of Directors for directors’ fees totaled €1.07 million in 2011 (€0.96 million in 2010 and €0.97 million in 2009).

25) SHARE-BASED PAYMENTS

A.	TOTAL SHARE SUBSCRIPTION OPTION PLANS

	2003 Plan	2004 Plan	2005 Plan	2006 Plan	2007 Plan	2008 Plan	2009 Plan	2010 Plan	2011 Plan	Total	Weighted average exercise price
Date of the shareholders’ meeting	05/17/2001	05/14/2004	05/14/2004	05/14/2004	05/11/2007	05/11/2007	05/11/2007	05/21/2010	05/21/2010
Date of the award(a)	07/16/2003	07/20/2004	07/19/2005	07/18/2006	07/17/2007	10/09/2008	09/15/2009	09/14/2010	09/14/2011
Exercise price until May 23, 2006 included(b)	33.30	39.85	49.73	—	—	—	—	—	—
Exercise price since May 24, 2006(b)	32.84	39.30	49.04	50.60	60.10	42.90	39.90	38.20	33.00
Expiry date	07/16/2011	07/20/2012	07/19/2013	07/18/2014	07/17/2015	10/09/2016	09/15/2017	09/14/2018	09/14/2019
Number of options(c)
Existing options as of January 1, 2008	8,368,378	13,197,236	6,243,438	5,711,060	5,920,105	—	—	—	—	39,440,217	44.23
Granted	—	—	—	—	—	4,449,810	—	—	—	4,449,810	42.90
Cancelled	(25,184)	(118,140)	(34,032)	(53,304)	(34,660)	(6,000)	—	—	—	(271,320)	44.88
Exercised	(841,846)	(311,919)	(17,702)	(6,700)	—	—	—	—	—	(1,178,167)	34.89
Existing options as of January 1, 2009	7,501,348	12,767,177	6,191,704	5,651,056	5,885,445	4,443,810	—	—	—	42,440,540	44.35
Granted	—	—	—	—	—	—	4,387,620	—	—	4,387,620	39.90
Cancelled	(8,020)	(18,387)	(6,264)	(5,370)	(13,780)	(2,180)	(10,610)	—	—	(64,611)	45.04
Exercised	(681,699)	(253,081)	—	—	—	—	—	—	—	(934,780)	34.59
Existing options as of January 1, 2010	6,811,629	12,495,709	6,185,440	5,645,686	5,871,665	4,441,630	4,377,010	—	—	45,828,769	44.12
Granted	—	—	—	—	—	—	—	4,788,420	—	4,788,420	38.20
Cancelled(d)	(1,420)	(15,660)	(6,584)	(4,800)	(5,220)	(92,472)	(4,040)	(1,120)	—	(131,316)	43.50
Exercised	(1,075,765)	(141,202)	—	—	—	—	(1,080)	—	—	(1,218,047)	33.60
Existing options as of January 1, 2011	5,734,444	12,338,847	6,178,856	5,640,886	5,866,445	4,349,158	4,371,890	4,787,300	—	49,267,826	43.80
Granted	—	—	—	—	—	—	—	—	1,518,840	1,518,840	33.00
Cancelled(e)	(738,534)	(28,208)	(16,320)	(17,380)	(16,080)	(13,260)	(14,090)	(85,217)	(1,000)	(930,089)	34.86
Exercised	(4,995,910)	(216,115)	—	—	—	(200)	—	(2,040)	(9,400)	(5,223,665)	33.11
Existing options as of December 31, 2011	—	12,094,524	6,162,536	5,623,506	5,850,365	4,335,698	4,357,800	4,700,043	1,508,440	44,632,912	44.87

(a)	The grant date is the date of the Board meeting awarding the share subscription options, except for the grant of October 9, 2008, decided by the Board on September 9, 2008.
(b)	Exercise price in euro. The exercise prices of TOTAL subscription shares of the plans in force at that date were multiplied by 0.25 to take into account the four-for-one stock split on May 18, 2006. Moreover, following the spin-off of Arkema, the exercise prices of TOTAL subscription shares of these plans were multiplied by an adjustment factor equal to 0.986147 effective as of May 24, 2006.
(c)	The number of options awarded, outstanding, canceled or exercised before May 23, 2006 included, was multiplied by four to take into account the four-for-one stock split approved by the shareholders’ meeting on May 12, 2006.
(d)	Out of 92,472 options awarded under the 2008 Plan that were canceled, 88,532 options were canceled due to the performance condition. The acquisition rate applicable to the subscription options that were subject to the performance condition of the 2008 Plan was 60%.
(e)	Out of the 930,089 options canceled in 2011, 738,534 options that were not exercised expired due to the expiry of the 2003 subscription option Plan on July 16, 2011.

Options are exercisable, subject to a continuous employment condition, after a 2-year period from the date of the Board meeting awarding the options and expire eight years after this date. The underlying shares may not be transferred during four years from the date of grant. For the 2007 to 2011 Plans, the 4-year transfer restriction period does not apply to employees of non-French subsidiaries as of the date of the grant, who may transfer the underlying shares after a 2-year period from the date of the grant.

2011 Plan

For the 2011 Plan, the Board of Directors decided that for each grantee other than the Chairman and Chief Executive Officer, the options will be finally granted to their beneficiary provided that the performance condition is fulfilled.

The performance condition states that the number of options finally granted is based on the average of the Return On Equity (ROE) of the Group. The average ROE is calculated by the Group from the consolidated balance sheet and statement of income of the Group for fiscal years 2011 and 2012.

The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;

•	varies on straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and

•	is equal to 100% if the average ROE is more than or equal to 18%.

In addition, as part of the 2011 Plan, the Board of Directors decided that the number of share subscription options finally awarded to the Chairman and Chief Executive Officer will be subject to two performance conditions:

•

For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average ROE of the Group. The average ROE is calculated by the Group from the consolidated balance sheet and statement of income of the Group for fiscal years 2011 and 2012. The acquisition rate is equal to zero if the average ROE is less than or equal to 7%; varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and is equal to 100% if the average ROE is more than or equal to 18%.

•	For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average of the Return On Average Capital Employed (ROACE) of the Group. The average ROACE is calculated by the Group from the consolidated balance sheet and statement of income of the Group for fiscal years 2011 and 2012. The acquisition rate is equal to zero if the average ROACE is less than or equal to 6%; varies on a straight-line basis between 0% and 100% if the average ROACE is more than 6% and less than 15%; and is equal to 100% if the average ROACE is more than or equal to 15%.

2010 Plan

For the 2010 Plan, the Board of Directors decided that:

•	For each grantee of up to 3,000 options, other than the Chairman and Chief Executive Officer, the options will be finally granted to their beneficiary.

•	For each grantee of more than 3,000 options and less or equal to 50,000 options (other than the Chairman and Chief Executive Officer):

•	The first 3,000 options and two-thirds above the first 3,000 options will be finally granted to their beneficiary;

•	The outstanding options, that is one-third of the options above the first 3,000 options, will be finally granted provided that the performance condition described below is fulfilled.

•	For each grantee of more than 50,000 options (other than the Chairman and Chief Executive Officer):

•

The first 3,000 options, two-thirds of the options above the first 3,000 options and below the first 50,000 options, and one-third of the options above the first 50,000 options, will be finally granted to their beneficiary;

•

The outstanding options, that is one-third of the options above the first 3,000 options and below the first 50,000 options and two-thirds of the options above the first 50,000 options, will be finally granted provided that the performance condition is fulfilled.

The performance condition states that the number of options finally granted is based on the average ROE of the Group. The average ROE is calculated by the Group based on TOTAL’s consolidated balance sheet and statement of income for fiscal years 2010 and 2011. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;

•	varies on straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and

•	is equal to 100% if the average ROE is more than or equal to 18%.

In addition, as part of the 2010 Plan, the Board of Directors decided that the number of share subscription options finally awarded to the Chairman and Chief Executive Officer will be subject to two performance conditions:

•

For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average ROE of the Group. The average ROE is calculated by the Group based on TOTAL’s consolidated balance sheet and statement of income for fiscal years 2010 and 2011. The acquisition rate is equal to zero if the average ROE is less than or equal to 7%; varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and is equal to 100% if the average ROE is more than or equal to 18%.

•

For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average ROACE of the Group. The average ROACE is calculated by the Group based on TOTAL’s consolidated balance sheet and statement of income for fiscal years 2010 and 2011. The acquisition rate is equal to zero if the average ROACE is less than or equal to 6%; varies on a straight-line basis between 0% and 100% if the average ROACE is more than 6% and less than 15%; and is equal to 100% if the average ROACE is more than or equal to 15%.

2009 Plan

For the 2009 Plan, the Board of Directors decided that for each beneficiary, other than the Chief Executive Officer, of more than 25,000 options, one third of the options granted in excess of this number will be finally granted subject to a performance condition. This condition states that the final number of options finally granted is based on the average

ROE of the Group as published by TOTAL. The average ROE is calculated based on the Group’s consolidated balance sheet and statement of income for fiscal years 2009 and 2010. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;

•	varies on straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and

•	is equal to 100% if the average ROE is more than or equal to 18%.

In addition, the Board of Directors decided that, for the Chief Executive Officer, the number of share subscription options finally granted will be subject to two performance conditions:

•

For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average ROE of the Group as published by TOTAL. The average ROE is calculated based on the Group’s consolidated balance sheet and statement of income for fiscal years 2009 and 2010. The acquisition rate is equal to zero if the average ROE is less than or equal to 7%; varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and is equal to 100% if the average ROE is more than or equal to 18%.

•

For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average ROACE of the Group as published by TOTAL. The average ROACE is calculated based on the Group’s consolidated balance sheet and statement of income for fiscal years 2009 and 2010. The acquisition rate is equal to zero if the average ROACE is less than or equal to 6%; varies on a straight-line basis between 0% and 100% if the average ROACE is more than 6% and less than 15%; and is equal to 100% if the average ROACE is more than or equal to 15%.

Due to the application of the performance condition, the acquisition rates were 100% for the 2009 Plan.

B.	TOTAL SHARE PURCHASE OPTION PLANS

	2001 Plan(a)	2002 Plan(b)	Total	Weighted average exercise price
Date of the shareholders’ meeting	05/17/2001	05/17/2001
Grant date(c)	07/10/2001	07/09/2002
Exercise price until May 23, 2006 included(d)	42.05	39.58
Exercise price since May 24, 2006(d)	41.47	39.03
Expiry date	07/10/2009	07/09/2010
Number of options(e)

Outstanding as of January 1, 2009	4,691,426	6,450,857	11,142,283	40.06
Awarded	—	—	—	—
Cancelled	(4,650,446)	(7,920)	(4,658,366)	41.47
Exercised	(40,980)	(507,676)	(548,656)	39.21
Outstanding as of January 1, 2010	—	5,935,261	5,935,261	39.03
Awarded	—	—	—	—
Cancelled(f)	—	(4,671,989)	(4,671,989)	39.03
Exercised	—	(1,263,272)	(1,263,272)	39.03
Outstanding as of January 1, 2011	—	—	—	—
Awarded	—	—	—	—
Cancelled	—	—	—	—
Exercised	—	—	—	—
Outstanding as of December 31, 2011	—	—	—	—

(a)	Options were exercisable, subject to a continued employment condition, after a 3.5-year vesting period from the date of the Board meeting awarding the options and expired 8 years after this date. The underlying shares may not be transferred during the 4-year period from the date of the grant. This plan expired on July 10, 2009.
(b)	Options were exercisable, subject to a continued employment condition, after a 2-year vesting period from the date of the Board meeting awarding the options and expired 8 years after this date. The underlying shares may not be transferred during the 4-year period from the date of the grant. This plan expired on July 9, 2010.
(c)	The grant date is the date of the Board meeting awarding the options.
(d)	Exercise price in euro. The exercise prices of TOTAL share purchase options of the plans at that date were multiplied by 0.25 to take into account the four-for-one stock split on May 18, 2006. Moreover, following the spin-off of Arkema, the exercise prices of TOTAL share purchase options of these plans were multiplied by an adjustment factor equal to 0.986147 effective as of May 24, 2006.
(e)	The number of options awarded, outstanding, canceled or exercised before May 23, 2006 included, was multiplied by four to take into account the four-for-one stock split approved by the shareholders’ meeting on May 12, 2006.
(f)	Out of the 4,671,989 options canceled in 2010, 4,671,145 options that were not exercised expired due to the expiry of the 2002 purchase option Plan on July 9, 2010.

C.	EXCHANGE GUARANTEE GRANTED TO THE HOLDERS OF ELF AQUITAINE SHARE SUBSCRIPTION OPTIONS

Pursuant to the public exchange offer for Elf Aquitaine shares which was made in 1999, the Group made a commitment to guarantee the holders of Elf Aquitaine share subscription options, at the end of the period referred to in Article 163 bis C of the French Tax Code (CGI), and until the end of the period for the exercise of the options, the possibility to exchange their future Elf Aquitaine shares for TOTAL shares, on the basis of the exchange ratio of the offer (nineteen TOTAL shares for thirteen Elf Aquitaine shares).

In order to take into account the spin-off of S.D.A. (Société de Développement Arkema) by Elf Aquitaine, the spin-off of Arkema by TOTAL S.A. and the four-for-one TOTAL stock split, the Board of Directors of TOTAL S.A., in accordance with the terms of the share exchange undertaking, approved on March 14, 2006 to adjust the exchange ratio described above (see pages 24 and 25 of the “Prospectus for the purpose of listing Arkema shares on Euronext Paris in connection with the allocation of Arkema shares to TOTAL S.A. shareholders”). Following the approval by Elf Aquitaine shareholders’ meeting on May 10, 2006 of the spin-off of S.D.A. by Elf Aquitaine, the approval by TOTAL S.A. shareholders’ meeting on May 12, 2006 of the spin-off of Arkema by TOTAL S.A. and the four-for-one TOTAL stock split, the exchange ratio was adjusted to six TOTAL shares for one Elf Aquitaine share on May 22, 2006.

This exchange guarantee expired on September 12, 2009, due to the expiry of the Elf Aquitaine share subscription option plan No. 2 of 1999. Subsequently, no Elf Aquitaine shares are covered by the exchange guarantee.

D.	TOTAL PERFORMANCE SHARE GRANTS

	2005 Plan	2006 Plan	2007 Plan	2008 Plan	2009 Plan	2010 Plan	2011 Plan	Total
Date of the shareholders’ meeting	05/17/2005	05/17/2005	05/17/2005	05/16/2008	05/16/2008	05/16/2008	05/13/2011
Grant date(a)	07/19/2005	07/18/2006	07/17/2007	10/09/2008	09/15/2009	09/14/2010	09/14/2011
Final grant date (end of the vesting period)	07/20/2007	07/19/2008	07/18/2009	10/10/2010	09/16/2011	09/15/2012	09/15/2013
Transfer possible from	07/20/2009	07/19/2010	07/18/2011	10/10/2012	09/16/2013	09/15/2014	09/15/2015
Number of performance shares

Outstanding as of January 1, 2009	—	—	2,333,217	2,772,748				5,105,965
Awarded	—	—	—	—	2,972,018			2,972,018
Canceled	1,928	2,922	(12,418)	(9,672)	(5,982)			(23,222)
Finally granted(b)(c)	(1,928)	(2,922)	(2,320,799)	(600)	—			(2,326,249)
Outstanding as of January 1, 2010	—	—	—	2,762,476	2,966,036			5,728,512
Awarded	—	—	—	—	—	3,010,011		3,010,011
Canceled(d)	1,024	3,034	552	(1,113,462)	(9,796)	(8,738)		(1,127,386)
Finally granted(b)(c)	(1,024)	(3,034)	(552)	(1,649,014)	(1,904)	(636)		(1,656,164)
Outstanding as of January 1, 2011	—	—	—	—	2,954,336	3,000,637		5,954,973
Awarded	—	—	—	—	—	—	3,649,770	3,649,770
Canceled	800	700	792	356	(26,214)	(10,750)	(19,579)	(53,895)
Finally granted(b)(c)(e)	(800)	(700)	(792)	(356)	(2,928,122)	(1,836)	—	(2,932,606)
Outstanding as of December 31, 2011	—	—	—	—	—	2,988,051	3,630,191	6,618,242

(a)	The grant date is the date of the Board of Directors meeting that awarded the shares, except for the shares awarded by the Board of Directors at their meeting of September 9, 2008, and granted on October 9, 2008.
(b)	Performance shares finally granted following the death of their beneficiaries.
(c)	Including performance shares finally granted for which the entitlement right had been canceled erroneously.
(d)	Out of the 1,113,462 canceled rights to the grant share under the 2008 Plan, 1,094,914 entitlement rights were canceled due to the performance condition. The acquisition rate for the 2008 Plan was 60%.
(e)	The acquisition rate for the 2009 Plan was 100%.

The performance shares, which are bought back by the Company on the market, are finally granted to their beneficiaries after a 2-year vesting period from the date of the grant. The final grant is subject to a continued employment condition and a performance condition. Moreover, the transfer of the performance shares finally granted will not be permitted until the end of a 2-year mandatory holding period from the date of the final grant.

2011 Plan

For the 2011 Plan, the Board of Directors decided that, for each senior executive (other than the Chairman and Chief Executive Officer), the shares will be finally granted subject to a performance condition. This condition is based on the average ROE as published by the Group and calculated based on the Group’s consolidated balance sheet and statement of income for fiscal years 2011 and 2012. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;

•	varies on a straight-line basis between 0% and 100% if the average ROE is greater than 7% and less than 18%; and
•	is equal to 100% if the average ROE is greater than or equal to 18%.

The Board of Directors decided also that, for each for each beneficiary (other than the Chairman and Chief Executive Officer and the senior executives) of more than 100 shares, the shares in excess of this number will be finally granted subject to the performance condition mentioned before.

In addition, as part of the 2011 plan, the Board of Directors decided that the number of performance share finally granted to the Chairman and Chief Executive Officer will be subject to two performance conditions:

•

For 50% of the share granted, the performance condition states that the number of shares finally granted is based on the average ROE of the Group. The average ROE is calculated by the Group from the consolidated balance sheet and statement of income of the Group for fiscal years 2011 and 2012. The acquisition rate is equal to zero if the average ROE is less than or equal to 7%; varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and is equal to 100% if the average ROE is more than or equal to 18%.

•	For 50% of the share granted, the performance condition states that the number of shares finally granted is based on the average ROACE of the Group. The average ROACE is calculated by the Group from the consolidated balance sheet and statement of income of the Group for fiscal years 2011 and 2012. The acquisition rate is equal to zero if the average ROACE is less than or equal to 6%; varies on a straight-line basis between 0% and 100% if the average ROACE is more than 6% and less than 15%; and is equal to 100% if the average ROACE is more than or equal to 15%.

2010 Plan

For the 2010 Plan, the Board of Directors decided that, for each beneficiary of more than 100 shares, half of the shares in excess of this number will be finally granted subject to a performance condition. This condition is based on the average ROE calculated by the Group based on TOTAL’s consolidated balance sheet and statement of income for fiscal years 2010 and 2011. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;

•	varies on a straight-line basis between 0% and 100% if the average ROE is greater than 7% and less than 18%; and
•	is equal to 100% if the average ROE is greater than or equal to 18%.

2009 Plan

For the 2009 Plan, the Board of Directors decided that, for each beneficiary of more than 100 shares, half of the shares in excess of this number will be finally granted subject to a performance condition. This condition states that the number of shares finally granted is based on the average ROE as published by the Group and calculated based on the Group’s consolidated balance sheet and statement of income for fiscal years 2009 and 2010. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;

•	varies on a straight-line basis between 0% and 100% if the average ROE is greater than 7% and less than 18%; and

•	is equal to 100% if the average ROE is greater than or equal to 18%.

Due to the application of the performance condition, the acquisition rate was 100% for the 2009 Plan.

E.	GLOBAL FREE TOTAL SHARE PLAN

The Board of Directors approved at its meeting on May 21, 2010 the implementation and conditions of a global free share plan intended for the Group employees. On June 30, 2010, entitlement rights to 25 free shares were granted to every employee. The final grant is subject to a continued employment condition during the plan’s vesting period. The shares are not subject to any performance condition. Following the vesting period, the shares awarded will be new shares.

	2010 Plan (2+2)	2010 Plan (4+0)	Total
Date of the shareholders’ meeting	05/16/2008	05/16/2008
Date of the award(a)	06/30/2010	06/30/2010
Date of the final award	07/01/2012	07/01/2014
Transfer authorized as from	07/01/2014	07/01/2014
Number of free shares

Outstanding as of January 1, 2010
Notified	1,508,850	1,070,650	2,579,500
Cancelled	(125)	(75)	(200)
Finally granted(b)	(75)	—	(75)
Outstanding as of January 1, 2011	1,508,650	1,070,575	2,579,225
Notified	—	—	—
Cancelled	(29,175)	(54,625)	(83,800)
Finally granted(b)	(475)	(425)	(900)
Outstanding as of December 31, 2011	1,479,000	1,015,525	2,494,525

(a)	The June 30, 2010, grant was decided by the Board of Directors on May 21, 2010.
(b)	Final grant following the death or disability of the beneficiary of the shares.

F.	SUNPOWER PLANS

SunPower has three stock incentive plans: the 1996 Stock Plan (“1996 Plan”), the Second Amended and Restated 2005 SunPower Corporation Stock Incentive Plan (“2005 Plan”) and the PowerLight Corporation Common Stock Option and Common Stock Purchase Plan (“PowerLight Plan”). The PowerLight Plan was assumed by SunPower by way of the acquisition of PowerLight in fiscal 2007. Under the terms of all three plans, SunPower may issue incentive or non-statutory stock options or stock purchase rights to directors, employees and consultants to purchase common stock. The 2005 Plan was adopted by SunPower’s Board of Directors in August 2005, and was approved by shareholders in November 2005. The 2005 Plan replaced the 1996 Plan and allows not only for the grant of options, but also for the grant of stock appreciation rights, restricted stock grants, restricted stock units and other equity rights. The 2005 Plan also allows for tax withholding obligations related to stock option exercises or restricted stock awards to be satisfied through the retention of shares otherwise released upon vesting. The PowerLight Plan was adopted by PowerLight’s Board of Directors in October 2000.

In May 2008, SunPower’s stockholders approved an automatic annual increase available for grant under the 2005 Plan, beginning in fiscal 2009. The automatic annual increase is equal to the lower of three percent of the outstanding shares of all classes of SunPower’s common stock measured on the last day of the immediately preceding fiscal quarter, 6.0 million shares, or such other number of shares as determined by SunPower’s Board of Directors. As of January 1, 2012, approximately 3.3 million shares were available for grant under the 2005 Plan. No new awards are being granted under the 1996 Plan or the PowerLight Plan.

Incentive stock options may be granted at no less than the fair value of the common stock on the date of grant. Non-statutory stock options and stock purchase rights may be granted at no less than 85% of the fair value of the common stock at the date of grant. The options and rights become exercisable when and as determined by SunPower’s Board of Directors, although these terms generally do not exceed ten years for stock options. Under the 1996 and 2005 Plans, the options typically vest over five years with a one-year cliff and monthly vesting thereafter. Under the PowerLight Plan, the options typically vest over five years with yearly cliff vesting. Under the 2005 Plan, the restricted stock grants and restricted stock units typically vest in three equal installments annually over three years.

The majority of shares issued are net of the minimum statutory withholding requirements that SunPower pays on behalf of its employees. During the six months ended January 1, 2012 SunPower withheld 221,262 shares to satisfy the employees’ tax obligations. SunPower pays such withholding requirements in cash to the appropriate taxing authorities. Shares withheld are treated as common stock repurchases for accounting and disclosure purposes and reduce the number of shares outstanding upon vesting.

The following table summarizes SunPower’s stock option activities:

	Outstanding Stock Options
	Shares (in thousands)	Weighted-Average Exercise Price Per Share (in dollars)	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands dollars)
Outstanding as of July 3, 2011	519	25.39
Exercised	(29)	3.93
Forfeited	(6)	31.29

Outstanding as of January 1, 2012	484	26.62	4.71	480

Exercisable as of January 1, 2012	441	24.52	4.53	480
Expected to vest after January 1, 2012	40	48.08	6.64	—

The intrinsic value of options exercised in the six months ended January 1, 2012 was $0.3 million. There were no stock options granted in the six months ended January 1, 2012.

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on

SunPower’s closing stock price of $6.23 at December 30, 2011, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable was 0.1 million shares as of January 1, 2012.

The following table summarizes SunPower’s non-vested stock options and restricted stock activities thereafter:

	Stock Options		Restricted Stock Awards and Units
	Shares (in thousands)	Weighted-Average Exercise Price Per Share (in dollars)	Shares (in thousands)	Weighted-Average Grant Date Fair Value Per Share (in dollars)(1)
Outstanding as of July 3, 2011	67	41.34	7,198	16.03
Granted	—	—	2,336	6.91
Vested(2)	(19)	28.73	(691)	18.96
Forfeited	(5)	31.29	(1,473)	14.10
Outstanding as of December 31, 2011	43	48.33	7,370	13.25

(1)	The Company estimates the fair value of the restricted stock unit awards as the stock price on the grant date.
(2)	Restricted stock awards and units vested include shares withheld on behalf of employees to satisfy the minimum statutory tax withholding requirements.

G.	SHARE-BASED PAYMENT EXPENSE

Share-based payment expense before tax for the year 2011 amounts to €178 million and is broken down as follows:

•	€27 million for TOTAL share subscription plans;

•	€134 million for TOTAL restricted shares plans; and

•	€17 million for SunPower plans.

Share-based payment expense before tax for the year 2010 amounted to €140 million and was broken down as follows:

•	€31 million for TOTAL share subscription plans; and

•	€109 million for TOTAL restricted shares plans.

Share-based payment expense before tax for the year 2009 amounted to €106 million and was broken down as follows:

•	€38 million for TOTAL share subscription plans; and

•	€68 million for TOTAL restricted shares plans.

The fair value of the options granted in 2011, 2010 and 2009 has been measured according to the Black-Scholes method and based on the following assumptions:

For the year ended December 31,	2011	2010	2009
Risk free interest rate (%)(a)	2.0	2.1	2.9
Expected dividends (%)(b)	5.6	5.9	4.8
Expected volatility (%)(c)	27.5	25.0	31.0
Vesting period (years)	2	2	2
Exercice period (years)	8	8	8
Fair value of the granted options (€ per option)	4.4	5.8	8.4

(a)	Zero coupon Euro swap rate at 6 years.
(b)	The expected dividends are based on the price of TOTAL share derivatives traded on the markets.
(c)	The expected volatility is based on the implied volatility of TOTAL share options and of share indices options traded on the markets.

At the shareholders’ meeting held on May 21, 2010, the shareholders delegated to the Board of Directors the authority to increase the share capital of the Company in one or more transactions and within a maximum period of 26 months from the date of the meeting, by an amount not exceeding 1.5% of the share capital outstanding on the date of the meeting of the Board of Directors at which a decision to proceed with an issuance is made reserving subscriptions for such issuance to the Group employees participating in a company savings plan. It is being specified that the amount of any such capital increase reserved for Group employees was counted against the aggregate maximum nominal amount of share capital increases authorized by the shareholders’ meeting held on May 21, 2010 for issuing new ordinary shares or other securities granting immediate or future access to the Company’s share capital with preferential subscription rights (€2.5 billion in nominal value).

Pursuant to this delegation of authorization, the Board of Directors, during its October 28, 2010 meeting, implemented a capital increase reserved for employees within the limit of 12 million shares, with dividend rights as of the January 1, 2010 and delegated all power to the Chairman and Chief Executive Officer to determine the opening and closing of subscription period and the subscription price.

On March 14, 2011, the Chairman and Chief Executive Officer decided that the subscription period would be set from March 16, 2011 to April 1, 2011 and acknowledged that the subscription price per ordinary share would be set at €34.80. During this capital increase, 8,902,717 TOTAL shares were subscribed and created on April 28, 2011.

The cost of capital increases reserved for employees is reduced to take into account the non-transferability of the shares that could be subscribed by the employees over a period of five years. The valuation method of non-transferability of the shares is based on a strategy cost in two steps consisting, first, in a five years forward sale of the non-transferable shares, and second, in purchasing the same number of shares in cash with a loan financing reimbursable “in fine”. During the year 2011, the main assumptions used for the valuation of the cost of capital increase reserved for employees were the following:

For the year ended December 31,	2011
Date of the Board of Directors meeting that decided the issue	October 28, 2010
Subscription price (€)	34.80
Share price at the reference date (€)(a)	41.60
Number of shares (in millions)	8.90
Risk free interest rate (%)(b)	2.82
Employees loan financing rate (%)(c)	7.23
Non transferability cost (% of the reference’s share price)	17.6

(a)	Share price at the date which the Chairman and Chief Executive Officer decided the subscription period.
(b)	Zero coupon Euro swap rate at 5 years.
(c)	The employees loan financing rate is based on a 5-year consumer’s credit rate.

Due to the fact that the non-transferability cost is higher than the discount, no cost has been accounted to the fiscal year 2011.

26) PAYROLL AND STAFF

For the year ended December 31,	2011	2010	2009
Personnel expenses (M€)
Wages and salaries (including social charges)	6,579	6,246	6,177
Group employees
France
• Management	11,123	10,852	10,906
• Other	23,914	24,317	25,501
International
• Management	15,713	15,146	15,243
• Other	45,354	42,540	44,737
Total	96,104	92,855	96,387

The number of employees includes only employees of fully consolidated subsidiaries.

The increase in the number of employees between December 31, 2011 and December 31, 2010 is mainly explained by the acquisition of SunPower, partially compensated by the sale of the photocure and coatings resins businesses (see Note 3 to the Consolidated Financial Statements).

27) STATEMENT OF CASH FLOWS

A)	CASH FLOW FROM OPERATING ACTIVITIES

The following table gives additional information on cash paid or received in the cash flow from operating activities:

For the year ended December 31, (M€)	2011	2010	2009
Interests paid	(679)	(470)	(678)
Interests received	277	132	148
Income tax paid(a)	(12,061)	(8,848)	(7,027)
Dividends received	2,133	1,722	1,456

(a)	These amounts include taxes paid in kind under production-sharing contracts in the exploration-production.

Changes in working capital are detailed as follows:

For the year ended December 31, (M€)	2011	2010	2009
Inventories	(1,845)	(1,896)	(4,217)
Accounts receivable	(1,287)	(2,712)	(344)
Other current assets	(2,409)	911	1,505
Accounts payable	2,646	2,482	571
Other creditors and accrued liabilities	1,156	719	(831)
Net amount	(1,739)	(496)	(3,316)

B)	Cash flow used in financing activities

Changes in non-current financial debt are detailed in the following table under a net value due to the high number of multiple drawings:

For the year ended December 31, (M€)	2011	2010	2009
Issuance of non-current debt	4,234	3,995	6,309
Repayment of non-current debt	(165)	(206)	(787)
Net amount	4,069	3,789	5,522

C)	Cash and cash equivalents

Cash and cash equivalents are detailed as follows:

For the year ended December 31, (M€)	2011	2010	2009
Cash	4,715	4,679	2,448
Cash equivalents	9,310	9,810	9,214
Total	14,025	14,489	11,662

Cash equivalents are mainly composed of deposits less than three months deposited in government institutions or deposit banks selected in accordance with strict criteria.

28) FINANCIAL ASSETS AND LIABILITIES ANALYSIS PER INSTRUMENTS CLASS AND STRATEGY

The financial assets and liabilities disclosed in the balance sheet are detailed as follows:

	Financial instruments related to financing and trading activities							Other financial instruments	Total	Fair value
	Amortized cost	Fair value
As of December 31, 2011 (M€) Assets / (Liabilities)		Available for sale(a)	Held for trading	Financial debt(b)	Hedging of financial debt	Cash flow hedge	Net investment hedge and other
Equity affiliates: loans	2,246								2,246	2,246
Other investments		3,674							3,674	3,674
Hedging instruments of non-current financial debt					1,971	5			1,976	1,976
Other non-current assets	2,055								2,055	2,055
Accounts receivable, net								20,049	20,049	20,049
Other operating receivables			1,074					6,393	7,467	7,467
Current financial assets	146		159		383	12	—		700	700
Cash and cash equivalents								14,025	14,025	14,025
Total financial assets	4,447	3,674	1,233	—	2,354	17	—	40,467	52,192	52,192
Total non-financial assets									111,857
Total assets									164,049
Non-current financial debt	(4,858)			(17,551)	(97)	(49)		(2)	(22,557)	(23,247)
Accounts payable								(22,086)	(22,086)	(22,086)
Other operating liabilities			(606)					(4,835)	(5,441)	(5,441)
Current borrowings	(6,158)			(3,517)					(9,675)	(9,675)
Other current financial liabilities			(87)		(40)	(14)	(26)		(167)	(167)
Total financial liabilities	(11,016)	—	(693)	(21,068)	(137)	(63)	(26)	(26,923)	(59,926)	(60,616)
Total non-financial liabilities									(104,123)
Total liabilities									(164,049)

(a)	Financial assets available for sale are measured at their fair value except for unlisted securities (see Note 1 paragraph M(ii) and Note 13 to the Consolidated Financial Statements).
(b)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 1 paragraph M(iii) to the Consolidated Financial Statements).

	Financial instruments related to financing and trading activities							Other financial instruments	Total	Fair value
	Amortized cost				Fair value
As of December 31, 2010 (M€) Assets / (Liabilities)		Available for sale(a)	Held for trading	Financial debt(b)	Hedging of financial debt	Cash flow hedge	Net investment hedge and other
Equity affiliates: loans	2,383								2,383	2,383
Other investments		4,590							4,590	4,590
Hedging instruments of non-current financial debt					1,814	56			1,870	1,870
Other non-current assets	1,596								1,596	1,596
Accounts receivable, net								18,159	18,159	18,159
Other operating receivables			499					3,908	4,407	4,407
Current financial assets	869		38		292		6		1,205	1,205
Cash and cash equivalents								14,489	14,489	14,489
Total financial assets	4,848	4,590	537	—	2,106	56	6	36,556	48,699	48,699
Total non-financial assets									95,019
Total assets									143,718
Non-current financial debt	(3,186)			(17,419)	(178)				(20,783)	(21,172)
Accounts payable								(18,450)	(18,450)	(18,450)
Other operating liabilities			(559)					(3,015)	(3,574)	(3,574)
Current borrowings	(5,916)			(3,737)					(9,653)	(9,653)
Other current financial liabilities			(147)		(12)		—		(159)	(159)
Total financial liabilities	(9,102)		(706)	(21,156)	(190)	—	—	(21,465)	(52,619)	(53,008)
Total non-financial liabilities									(91,099)
Total liabilities									(143,718)

(a)	Financial assets available for sale are measured at their fair value except for unlisted securities (see Note 1 paragraph M(ii) and Note 13 to the Consolidated Financial Statements).
(b)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 1 paragraph M(iii) to the Consolidated Financial Statements).

	Financial instruments related to financing and trading activities							Other financial instruments	Total	Fair value
	Amortized cost				Fair value
As of December 31, 2009 (M€) Assets / (Liabilities)		Available for sale(a)	Held for trading	Financial debt(b)	Hedging of financial debt	Cash flow hedge	Net investment hedge and other
Equity affiliates: loans	2,367								2,367	2,367
Other investments		1,162							1,162	1,162
Hedging instruments of non-current financial debt					889	136			1,025	1,025
Other non-current assets	1,284								1,284	1,284
Accounts receivable, net								15,719	15,719	15,719
Other operating receivables			1,029					4,116	5,145	5,145
Current financial assets	55		53		197		6		311	311
Cash and cash equivalents								11,662	11,662	11,662
Total financial assets	3,706	1,162	1,082	—	1,086	136	6	31,497	38,675	38,675
Total non-financial assets									89,078
Total assets									127,753
Non-current financial debt	(2,089)			(17,107)	(241)				(19,437)	(19,905)
Accounts payable								(15,383)	(15,383)	(15,383)
Other operating liabilities			(923)					(3,783)	(4,706)	(4,706)
Current borrowings	(4,849)			(2,145)					(6,994)	(6,994)
Other current financial liabilities			(25)		(97)		(1)		(123)	(123)
Total financial liabilities	(6,938)		(948)	(19,252)	(338)	—	(1)	(19,166)	(46,643)	(47,111)
Total non-financial liabilities									(81,110)
Total liabilities									(127,753)

(a)	Financial assets available for sale are measured at their fair value except for unlisted securities (see Note 1 paragraph M(ii) and Note 13 to the Consolidated Financial Statements).
(b)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 1 paragraph M(iii) to the Consolidated Financial Statements).

29) FAIR VALUE OF FINANCIAL INSTRUMENTS (EXCLUDING COMMODITY CONTRACTS)

A)	IMPACT ON THE STATEMENT OF INCOME PER NATURE OF FINANCIAL INSTRUMENTS

Operating assets and liabilities

The impact on the statement of income is detailed as follows:

For the year ended December 31, (M€)	2011	2010	2009
Assets available for sale (investments):
— dividend income on non-consolidated subsidiaries	330	255	210
— gains (losses) on disposal of assets	103	60	6
— other	(29)	(17)	(18)
Loans and receivables	(34)	90	41
Impact on net operating income	370	388	239

The impact in the statement of income mainly includes:

•	Dividends and gains or losses on disposal of other investments classified as “Other investments”;

•	Financial gains and depreciation on loans related to equity affiliates, non-consolidated companies and on receivables reported in “Loans and receivables”.

Assets and liabilities from financing activities

The impact on the statement of income of financing assets and liabilities is detailed as follows:

For the year ended December 31, (M€)	2011	2010	2009
Loans and receivables	271	133	158
Financing liabilities and associated hedging instruments	(730)	(469)	(563)
Fair value hedge (ineffective portion)	17	4	33
Assets and liabilities held for trading	2	(2)	(26)
Impact on the cost of net debt	(440)	(334)	(398)

The impact on the statement of income mainly includes:

•	Financial income on cash, cash equivalents, and current financial assets (notably current deposits beyond three months) classified as “Loans and receivables”;

•

Financial expense of long term subsidiaries financing, associated hedging instruments (excluding ineffective portion of the hedge detailed below) and financial expense of short term financing classified as “Financing liabilities and associated hedging instruments”;

•	Ineffective portion of bond hedging; and

•	Financial income, financial expense and fair value of derivative instruments used for cash management purposes classified as “Assets and liabilities held for trading”.

Financial derivative instruments used for cash management purposes (interest rate and foreign exchange) are considered to be held for trading. Based on practical documentation issues, the Group did not elect to set up hedge accounting for such instruments. The impact on income of the derivatives is offset by the impact of loans and current liabilities they are related to. Therefore these transactions taken as a whole do not have a significant impact on the Consolidated Financial Statements.

B)	IMPACT OF THE HEDGING STRATEGIES

Fair value hedge

The impact on the statement of income of the bond hedging instruments which is recorded in the item “Financial interest on debt” in the Consolidated Statement of Income is detailed as follows:

For the year ended December 31, (M€)	2011	2010	2009
Revaluation at market value of bonds	(301)	(1,164)	(183)
Swap hedging of bonds	318	1,168	216
Ineffective portion of the fair value hedge	17	4	33

The ineffective portion is not representative of the Group’s performance considering the Group’s objective to hold swaps to maturity. The current portion of the swaps valuation is not subject to active management.

Net investment hedge

These instruments are recorded directly in shareholders’ equity under “Currency translation adjustments”. The variations of the period are detailed in the table below:

For the year ended December 31, (M€)	As of January 1,	Variations	Disposals	As of December 31,
2011	(243)	139	—	(104)
2010	25	(268)	—	(243)
2009	124	(99)	—	25

As of December 31, 2011, the fair value of the open instruments amounts to €(26) million compared to €6 million in 2010 and €5 million in 2009.

Cash flow hedge

The impact on the statement of income and on equity of the hedging instruments qualified as cash flow hedges is detailed as follows:

For the year ended December 31, (M€)	2011	2010	2009
Profit (Loss) recorded in equity during the period	(84)	(80)	128
Recycled amount from equity to the income statement during the period	(47)	(115)	221

As of December 31, 2011, 2010 and 2009, the ineffective portion of these financial instruments is equal to zero.

C)	MATURITY OF DERIVATIVE INSTRUMENTS

The maturity of the notional amounts of derivative instruments, excluding the commodity contracts, is detailed in the following table:

As of December 31, 2011 (M€) Assets / (Liabilities)	Fair value	Notional value(a)
		Total	2012	2013	2014	2015	2016	2017 and after
Fair value hedge
Swaps hedging fixed-rates bonds (liabilities)	(97)	1,478
Swaps hedging fixed-rates bonds (assets)	1,971	15,653
Total swaps hedging fixed-rates bonds (assets and liabilities)	1,874	17,131		4,204	4,215	3,380	1,661	3,671
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(40)	642
Swaps hedging fixed-rates bonds (current portion) (assets)	383	2,349
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	343	2,991	2,991
Cash flow hedge
Swaps hedging fixed-rates bonds (liabilities)	(49)	967
Swaps hedging fixed-rates bonds (assets)	5	749
Total swaps hedging fixed-rates bonds (assets and liabilities)	(44)	1,716		—	—	—	—	1,716
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(14)	582
Swaps hedging fixed-rates bonds (current portion) (assets)	12	908
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	(2)	1,490	1,490
Net investment hedge
Currency swaps and forward exchange contracts (assets)	—	—
Currency swaps and forward exchange contracts (liabilities)	(26)	881
Total swaps hedging net investments	(26)	881	881
Held for trading
Other interest rate swaps (assets)	1	3,605
Other interest rate swaps (liabilities)	(2)	14,679
Total other interest rate swaps (assets and liabilities)	(1)	18,284	18,284	—	—	—	—	—
Currency swaps and forward exchange contracts (assets)	158	6,984
Currency swaps and forward exchange contracts (liabilities)	(85)	4,453
Total currency swaps and forward exchange contracts (assets and liabilities)	73	11,437	11,176	80	58	36	31	56

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

As of December 31, 2010 (M€) Assets / (Liabilities)		Notional value(a)
	Fair value	Total	2011	2012	2013	2014	2015	2016 and after
Fair value hedge
Swaps hedging fixed-rates bonds (liabilities)	(178)	2,244
Swaps hedging fixed-rates bonds (assets)	1,814	13,939
Total swaps hedging fixed-rates bonds (assets and liabilities)	1,636	16,183		2,967	3,461	2,421	3,328	4,006
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(12)	592
Swaps hedging fixed-rates bonds (current portion) (assets)	292	2,815
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	280	3,407	3,407
Cash flow hedge
Swaps hedging fixed-rates bonds (liabilities)	—	—
Swaps hedging fixed-rates bonds (assets)	56	1,957
Total swaps hedging fixed-rates bonds (assets and liabilities)	56	1,957		295				1,662
Swaps hedging fixed-rates bonds (current portion) (liabilities)
Swaps hedging fixed-rates bonds (current portion) (assets)
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	—	—	—
Net investment hedge
Currency swaps and forward exchange contracts (assets)	6	381
Currency swaps and forward exchange contracts (liabilities)	—	—
Total swaps hedging net investments	6	381	381
Held for trading
Other interest rate swaps (assets)	1	6,463
Other interest rate swaps (liabilities)	(3)	11,395
Total other interest rate swaps (assets and liabilities)	(2)	17,858	17,667	189	—	—	2	—
Currency swaps and forward exchange contracts (assets)	37	1,532
Currency swaps and forward exchange contracts (liabilities)	(144)	6,757
Total currency swaps and forward exchange contracts (assets and liabilities)	(107)	8,289	8,102	—	25	49	31	82

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

As of December 31, 2009 (M€) Assets / (Liabilities)		Notional value(a)
	Fair value	Total	2010	2011	2012	2013	2014	2015 and after
Fair value hedge
Swaps hedging fixed-rates bonds (liabilities)	(241)	4,615
Swaps hedging fixed-rates bonds (assets)	889	11,076
Total swaps hedging fixed-rates bonds (assets and liabilities)	648	15,691	—	3,345	2,914	3,450	1,884	4,098
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(97)	912
Swaps hedging fixed-rates bonds (current portion) (assets)	197	1,084
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	100	1,996	1,996
Cash flow hedge
Swaps hedging fixed-rates bonds (liabilities)
Swaps hedging fixed-rates bonds (assets)	136	1,837			295			1,542
Total swaps hedging fixed-rates bonds (assets and liabilities)	136	1,837			295			1,542
Swaps hedging fixed-rates bonds (current portion) (liabilities)
Swaps hedging fixed-rates bonds (current portion) (assets)
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)
Net investment hedge
Currency swaps and forward exchange contracts (assets)	6	701
Currency swaps and forward exchange contracts (liabilities)	(1)	224
Total swaps hedging net investments	5	925	925
Held for trading
Other interest rate swaps (assets)		1,459
Other interest rate swaps (liabilities)	(1)	10,865
Total other interest rate swaps (assets and liabilities)	(1)	12,324	12,208	114				2
Currency swaps and forward exchange contracts (assets)	53	4,017
Currency swaps and forward exchange contracts (liabilities)	(24)	3,456
Total currency swaps and forward exchange contracts (assets and liabilities)	29	7,473	7,224		52	50	47	100

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

D)	FAIR VALUE HIERARCHY

The fair value hierarchy for financial instruments excluding commodity contracts is as follows:

As of December 31, 2011 (M€)	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non- observable data (level 3)	Total
Fair value hedge instruments	—	2,217	—	2,217
Cash flow hedge instruments	—	(46)	—	(46)
Net investment hedge instruments	—	(26)	—	(26)
Assets and liabilities held for trading	—	72	—	72
Assets available for sale	2,575	—	—	2,575
Total	2,575	2,217	—	4,792

As of December 31, 2010 (M€)	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non-observable data (level 3)	Total
Fair value hedge instruments	—	1,916	—	1,916
Cash flow hedge instruments	—	56	—	56
Net investment hedge instruments	—	6	—	6
Assets and liabilities held for trading	—	(109)	—	(109)
Assets available for sale	3,631	—	—	3,631
Total	3,631	1,869	—	5,500

As of December 31, 2009 (M€)	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non-observable data (level 3)	Total
Fair value hedge instruments	—	748	—	748
Cash flow hedge instruments	—	136	—	136
Net investment hedge instruments	—	5	—	5
Assets and liabilities held for trading	—	28	—	28
Assets available for sale	232	—	—	232
Total	232	917	—	1,149

The description of each fair value level is presented in Note 1 paragraph M(v) to the Consolidated Financial Statements.

30) FINANCIAL INSTRUMENTS RELATED TO COMMODITY CONTRACTS

Financial instruments related to oil, gas and power activities as well as related currency derivatives are recorded at fair value under “Other current assets” or “Other creditors and accrued liabilities” depending on whether they are assets or liabilities.

As of December 31, 2011 (M€)
Assets / (Liabilities)	Carrying amount	Fair value(b)
Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps	3	3
Freight rate swaps	—	—
Forwards(a)	(16)	(16)
Options	(4)	(4)
Futures	(14)	(14)
Options on futures	(6)	(6)
Total crude oil, petroleum products and freight rates	(37)	(37)
Gas & Power activities
Swaps	57	57
Forwards(a)	452	452
Options	(3)	(3)
Futures	—	—
Total Gas & Power	506	506
Total	469	469
Total of fair value non-recognized in the balance sheet		—

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)	When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.

As of December 31, 2010 (M€) Assets / (Liabilities)	Carrying amount	Fair value(b)
Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps	(2)	(2)
Freight rate swaps	—	—
Forwards(a)	5	5
Options	51	51
Futures	(12)	(12)
Options on futures	(4)	(4)
Total crude oil, petroleum products and freight rates	38	38
Gas & Power activities
Swaps	(1)	(1)
Forwards(a)	(102)	(102)
Options	5	5
Futures	—	—
Total Gas & Power	(98)	(98)
Total	(60)	(60)
Total of fair value non-recognized in the balance sheet		—

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)	When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.

As of December 31, 2009 (M€) Assets / (Liabilities)	Carrying amount	Fair value(b)
Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps	(29)	(29)
Freight rate swaps	—	—
Forwards(a)	(9)	(9)
Options	21	21
Futures	(17)	(17)
Options on futures	6	6
Total crude oil, petroleum products and freight rates	(28)	(28)
Gas & Power activities
Swaps	52	52
Forwards(a)	78	78
Options	4	4
Futures	—	—
Total Gas & Power	134	134
Total	106	106
Total of fair value non-recognized in the balance sheet		—

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)	When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.

Most commitments on crude oil and refined products have a short term maturity (less than one year). The maturity of most Gas & Power energy derivatives is less than three years forward.

The changes in fair value of financial instruments related to commodity contracts are detailed as follows:

For the year ended December 31, (M€)	Fair value as of January 1,	Impact on income	Settled contracts	Other	Fair value as of December 31,
Crude oil, petroleum products and freight rates activities
2011	38	1,572	(1,648)	1	(37)
2010	(28)	1,556	(1,488)	(2)	38
2009	39	1,713	(1,779)	(1)	(28)
Gas & Power activities
2011	(98)	899	(295)	0	506
2010	134	410	(648)	6	(98)
2009	592	327	(824)	39	134

The fair value hierarchy for financial instruments related to commodity contracts is as follows:

As of December 31, 2011 (M€)	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non-observable data (level 3)	Total
Crude oil, petroleum products and freight rates activities	(38)	1	—	(37)
Gas & Power activities	(44)	550	—	506
Total	(82)	551	—	469

As of December 31, 2010 (M€)	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non-observable data (level 3)	Total
Crude oil, petroleum products and freight rates activities	(10)	48	—	38
Gas & Power activities	50	(148)	—	(98)
Total	40	(100)	—	(60)

As of December 31, 2009 (M€)	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non-observable data (level 3)	Total
Crude oil, petroleum products and freight rates activities	(45)	17	—	(28)
Gas & Power activities	140	(6)	—	134
Total	95	11	—	106

The description of each fair value level is presented in Note 1 paragraph M(v) to the Consolidated Financial Statements.

31) FINANCIAL RISKS MANAGEMENT

Oil and gas market related risks

Due to the nature of its business, the Group has significant oil and gas trading activities as part of its day-to-day operations in order to optimize revenues from its oil and gas production and to obtain favorable pricing to supply its refineries.

In its international oil trading business, the Group follows a policy of not selling its future production. However, in connection with this trading business, the Group, like most other oil companies, uses energy derivative instruments to adjust its exposure to price fluctuations of crude oil, refined products, natural gas, power and coal. The Group also uses freight rate derivative contracts in its shipping business to adjust its exposure to freight-rate fluctuations. To hedge against this risk, the Group uses various instruments such as futures, forwards, swaps and options on organised markets or over-the-counter markets. The list of the different derivatives held by the Group in these markets is detailed in Note 30 to the Consolidated Financial Statements.

The Trading & Shipping division measures its market risk exposure, i.e. potential loss in fair values, on its crude oil, refined products and freight rates trading activities using a value-at-risk technique. This technique is based on an historical model and makes an assessment of the market risk arising from possible future changes in market values over a 24-hour period. The calculation of the range of potential changes in fair values takes into account a snapshot of the end-of-day exposures and the set of historical price movements for the last 400 business days for all instruments and maturities in the global trading activities. Options are systematically reevaluated using appropriate models.

The potential movement in fair values corresponds to a 97.5% value-at-risk type confidence level. This means that the Group’s portfolio result is likely to exceed the value-at-risk loss measure once over 40 business days if the portfolio exposures were left unchanged.

Trading & Shipping : value-at-risk with a 97.5% probability

As of December 31, (M€)	High	Low	Average	Year end
2011	10.6	3.7	6.1	6.3
2010	23.1	3.4	8.9	3.8
2009	18.8	5.8	10.2	7.6

As part of its gas, power and coal trading activity, the Group also uses derivative instruments such as futures, forwards, swaps and options in both organised and over-the-counter markets. In general, the transactions are settled at maturity date through physical delivery. The Gas & Power division measures its market risk exposure, i.e. potential loss in fair values, on its trading business using a value-at-risk technique. This technique is based on an historical model and makes an assessment of the market risk arising from possible future changes in market values over a one-day period. The calculation of the range of potential changes in fair values takes into account a snapshot of the end-of-day exposures and the set of historical price movements for the past two years for all instruments and maturities in the global trading business.

Gas & Power trading : value-at-risk with a 97.5% probability

As of December 31, (M€)	High	Low	Average	Year end
2011	21.0	12.7	16.0	17.6
2010	13.9	2.7	6.8	10.0
2009	9.8	1.9	5.0	4.8

The Group has implemented strict policies and procedures to manage and monitor these market risks. These are based on the separation of control and front-office functions and on an integrated information system that enables real-time monitoring of trading activities.

Limits on trading positions are approved by the Group’s Executive Committee and are monitored daily. To increase flexibility and encourage liquidity, hedging operations are performed with numerous independent operators, including other oil companies, major energy producers or consumers and financial institutions. The Group has established counterparty limits and monitors outstanding amounts with each counterparty on an ongoing basis.

Financial markets related risks

As part of its financing and cash management activities, the Group uses derivative instruments to manage its exposure to changes in interest rates and foreign exchange rates. These instruments are principally interest rate and currency swaps. The Group may also use, on a less frequent basis, futures and options contracts. These operations and their accounting treatment are detailed in Notes 1 paragraph M, 20, 28 and 29 to the Consolidated Financial Statements.

Risks relative to cash management operations and to interest rate and foreign exchange financial instruments are managed according to rules set by the Group’s senior management, which provide for regular pooling of available cash balances, open positions and management of the financial instruments by the Treasury Department. Excess cash of the Group is deposited mainly in government institutions, deposit banks, or major companies through deposits, reverse repurchase agreements and purchase of commercial paper. Liquidity positions and the management of financial instruments are centralized by the Treasury Department, where they are managed by a team specialized in foreign exchange and interest rate market transactions.

The Cash Monitoring-Management Unit within the Treasury Department monitors limits and positions per bank on a daily basis and results of the Front Office. This unit also prepares marked-to-market valuations of used financial instruments and, when necessary, performs sensitivity analysis.

Counterparty risk

The Group has established standards for market transactions under which bank counterparties must be approved in advance, based on an assessment of the counterparty’s financial soundness (multi-criteria analysis including a review of market prices and of the Credit Default Swap (CDS), its ratings with Standard & Poor’s and Moody’s, which must be of high quality, and its overall financial condition).

An overall authorized credit limit is set for each bank and is allotted among the subsidiaries and the Group’s central treasury entities according to their needs.

To reduce the market values risk on its commitments, in particular for swaps set as part of bonds issuance, the Treasury Department also developed a system of margin call that is gradually implemented with significant counterparties.

Currency exposure

The Group seeks to minimize the currency exposure of each entity to its functional currency (primarily the euro, the dollar, the Canadian dollar, the pound sterling and the Norwegian krone).

For currency exposure generated by commercial activity, the hedging of revenues and costs in foreign currencies is typically performed using currency operations on the spot market and, in some cases, on the forward market. The Group rarely hedges future cash flows, although it may use options to do so.

With respect to currency exposure linked to non-current assets booked in a currency other than the euro, the Group has a policy of reducing the related currency exposure by financing these assets in the same currency.

Net short-term currency exposure is periodically monitored against limits set by the Group’s senior management.

The non-current debt described in Note 20 to the Consolidated Financial Statements is generally raised by the corporate treasury entities either directly in dollars, in euros or in Canadian dollars, or in other currencies which are then exchanged for dollars or euros through swaps issues to appropriately match general corporate needs. The proceeds from these debt issuances are loaned to affiliates whose accounts are kept in dollars, in Canadian dollars or in euros. Thus, the net sensitivity of these positions to currency exposure is not significant.

The Group’s short-term currency swaps, the notional value of which appears in Note 29 to the Consolidated Financial Statements, are used to attempt to optimize the centralized cash management of the Group. Thus, the sensitivity to currency fluctuations which may be induced is likewise considered negligible.

Short-term interest rate exposure and cash

Cash balances, which are primarily composed of euros and dollars, are managed according to the guidelines established by the Group’s senior management (maintain an adequate level of liquidity, optimize revenue from investments considering existing interest rate yield curves, and minimize the cost of borrowing) over a less than twelve-month horizon and on the basis of a daily interest rate benchmark, primarily through short-term interest rate swaps and short-term currency swaps, without modifying currency exposure.

Interest rate risk on non-current debt

The Group’s policy consists of incurring non-current debt primarily at a floating rate, or, if the opportunity arises at the time of an issuance, at a fixed rate. Debt is incurred in dollars, in euros or in Canadian dollars according to general corporate needs. Long-term interest rate and currency swaps may be used to hedge bonds at their issuance in order to create a variable or fixed rate synthetic debt. In order to partially modify the interest rate structure of the long-term debt, TOTAL may also enter into long-term interest rate swaps.

Sensitivity analysis on interest rate and foreign exchange risk

The tables below present the potential impact of an increase or decrease of 10 basis points on the interest rate yield curves for each of the currencies on the fair value of the current financial instruments as of December 31, 2011, 2010 and 2009.

			Change in fair value due to a change in interest rate by
Assets / (Liabilities) (M€)	Carrying amount	Estimated fair value	+ 10 basis points	- 10 basis points
As of December 31, 2011
Bonds (non-current portion, before swaps)	(21,402)	(22,092)	83	(83)
Swaps hedging fixed-rates bonds (liabilities)	(146)	(146)
Swaps hedging fixed-rates bonds (assets)	1,976	1,976
Total swaps hedging fixed-rates bonds (assets and liabilities)	1,830	1,830	(49)	49
Current portion of non-current debt after swap (excluding capital lease obligations)	3,488	3,488	3	(3)
Other interest rates swaps	(1)	(1)	3	(3)
Currency swaps and forward exchange contracts	47	47	—	—
As of December 31, 2010
Bonds (non-current portion, before swaps)	(20,019)	(20,408)	86	(84)
Swaps hedging fixed-rates bonds (liabilities)	(178)	(178)
Swaps hedging fixed-rates bonds (assets)	1,870	1,870
Total swaps hedging fixed-rates bonds (assets and liabilities)	1,692	1,692	(59)	59
Current portion of non-current debt after swap (excluding capital lease obligations)	3,483	3,483	4	(4)
Other interest rates swaps	(2)	(2)	3	(3)
Currency swaps and forward exchange contracts	(101)	(101)	—	—
As of December 31, 2009
Bonds (non-current portion, before swaps)	(18,368)	(18,836)	75	(75)
Swaps hedging fixed-rates bonds (liabilities)	(241)	(241)
Swaps hedging fixed-rates bonds (assets)	1,025	1,025
Total swaps hedging fixed-rates bonds (assets and liabilities)	784	784	(57)	57
Current portion of non-current debt after swap (excluding capital lease obligations)	(2,111)	(2,111)	3	(3)
Other interest rates swaps	(1)	(1)	1	(1)
Currency swaps and forward exchange contracts	34	34	—	—

The impact of changes in interest rates on the cost of net debt before tax is as follows:

For the year ended December 31, (M€)	2011	2010	2009
Cost of net debt	(440)	(334)	(398)
Interest rate translation of :
+ 10 basis points	(10)	(11)	(11)
- 10 basis points	10	11	11
+ 100 basis points	(103)	(107)	(108)
- 100 basis points	103	107	108

As a result of the policy for the management of currency exposure previously described, the Group’s sensitivity to currency exposure is primarily influenced by the net equity of the subsidiaries whose functional currency is the dollar and, to a lesser extent, the pound sterling, the Norwegian krone and the Canadian dollar.

This sensitivity is reflected in the historical evolution of the currency translation adjustment recorded in the statement of changes in shareholders’ equity which, in the course of the last three fiscal years, is essentially related to the fluctuation of dollar and pound sterling and is set forth in the table below:

	Euro / Dollar exchange rates	Euro / Pound sterling exchange rates
As of December 31, 2011	1.29	0.84
As of December 31, 2010	1.34	0.86
As of December 31, 2009	1.44	0.89

As of December 31, 2011 (M€)	Total	Euro	Dollar	Pound sterling	Other currencies and equity affiliates(a)
Shareholders’ equity at historical exchange rate	69,025	41,396	21,728	4,713	1,188
Currency translation adjustment before net investment hedge	(962)		127	(923)	(166)
Net investment hedge — open instruments	(26)		(25)	(1)	—
Shareholders’ equity at exchange rate as of December 31, 2011	68,037	41,396	21,830	3,789	1,022

As of December 31, 2010 (M€)	Total	Euro	Dollar	Pound sterling	Other currencies and equity affiliates(a)
Shareholders’ equity at historical exchange rate	62,909	32,894	22,242	4,997	2,776
Currency translation adjustment before net investment hedge	(2,501)	—	(1,237)	(1,274)	10
Net investment hedge — open instruments	6	—	6	—	—
Shareholders’ equity at exchange rate as of December 31, 2010	60,414	32,894	21,011	3,723	2,786

As of December 31, 2009 (M€)	Total	Euro	Dollar	Pound sterling	Other currencies and equity affiliates
Shareholders’ equity at historical exchange rate	57,621	27,717	18,671	5,201	6,032
Currency translation adjustment before net investment hedge	(5,074)	—	(3,027)	(1,465)	(582)
Net investment hedge — open instruments	5	—	6	(1)	—
Shareholders’ equity at exchange rate as of December 31, 2009	52,552	27,717	15,650	3,735	5,450

(a)	The decrease in the heading “Other currencies and equity affiliates” is mainly explained by the change in the consolidation method of Sanofi (see Note 3 to the Consolidated Financial Statements). The contribution to the shareholders’ equity of this investment is now reclassified into the heading for the Eurozone.

As a result of this policy, the impact of currency exchange rate fluctuations on consolidated income, as illustrated in Note 7 to the Consolidated Financial Statements, has not been significant over the last three years despite the considerable fluctuation of the dollar (gain of €118 million in 2011, nil result in 2010, loss of €32 million in 2009).

Stock market risk

The Group holds interests in a number of publicly-traded companies (see Notes 12 and 13 to the Consolidated Financial Statements). The market value of these holdings fluctuates due to various factors, including stock market trends, valuations of the sectors in which the companies operate, and the economic and financial condition of each individual company.

Liquidity risk

TOTAL S.A. has confirmed lines of credit granted by international banks, which are calculated to allow it to manage its short-term liquidity needs as required.

As of December 31, 2011, these lines of credit amounted to $10,139 million, of which $10,096 million was unused. The agreements for the lines of credit granted to TOTAL S.A. do not contain conditions related to the Company’s financial ratios, to its financial ratings from specialized agencies, or to the occurrence of events that could have a material adverse effect on its financial position. As of December 31, 2011, the aggregate amount of the principal confirmed lines of credit granted by international banks to Group companies, including TOTAL S.A., was $11,447 million, of which $11,154 million was unused. The lines of credit granted to Group companies other than TOTAL S.A. are not intended to finance the Group’s general needs; they are intended to finance either the general needs of the borrowing subsidiary or a specific project.

The following tables show the maturity of the financial assets and liabilities of the Group as of December 31, 2011, 2010 and 2009 (see Note 20 to the Consolidated Financial Statements).

As of December 31, 2011 (M€) Assets/(Liabilities)	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
Non-current financial debt (notional value excluding interests)		(4,492)	(3,630)	(3,614)	(1,519)	(7,326)	(20,581)
Current borrowings	(9,675)						(9,675)
Other current financial liabilities	(167)						(167)
Current financial assets	700						700
Cash and cash equivalents	14,025						14,025
Net amount before financial expense	4,883	(4,492)	(3,630)	(3,614)	(1,519)	(7,326)	(15,698)
Financial expense on non-current financial debt	(785)	(691)	(521)	(417)	(302)	(1,075)	(3,791)
Interest differential on swaps	320	331	221	120	55	44	1,091
Net amount	4,418	(4,852)	(3,930)	(3,911)	(1,766)	(8,357)	(18,398)

As of December 31, 2010 (M€) Assets/(Liabilities)	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
Non-current financial debt (notional value excluding interests)		(3,355)	(3,544)	(2,218)	(3,404)	(6,392)	(18,913)
Current borrowings	(9,653)						(9,653)
Other current financial liabilities	(159)						(159)
Current financial assets	1,205						1,205
Cash and cash equivalents	14,489						14,489
Net amount before financial expense	5,882	(3,355)	(3,544)	(2,218)	(3,404)	(6,392)	(13,031)
Financial expense on non-current financial debt	(843)	(729)	(605)	(450)	(358)	(1,195)	(4,180)
Interest differential on swaps	461	334	153	33	2	(78)	905
Net amount	5,500	(3,750)	(3,996)	(2,635)	(3,760)	(7,665)	(16,306)

As of December 31, 2009 (M€) Assets/(Liabilities)	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
Non-current financial debt (notional value excluding interests)		(3,658)	(3,277)	(3,545)	(2,109)	(5,823)	(18,412)
Current borrowings	(6,994)						(6,994)
Other current financial liabilities	(123)						(123)
Current financial assets	311						311
Cash and cash equivalents	11,662						11,662
Net amount before financial expense	4,856	(3,658)	(3,277)	(3,545)	(2,109)	(5,823)	(13,556)
Financial expense on non-current financial debt	(768)	(697)	(561)	(448)	(301)	(1,112)	(3,887)
Interest differential on swaps	447	233	100	25	(16)	(55)	734
Net amount	4,535	(4,122)	(3,738)	(3,968)	(2,426)	(6,990)	(16,709)

In addition, the Group guarantees bank debt and finance lease obligations of certain non-consolidated companies and equity affiliates. A payment would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee, and no assets are held as collateral for these guarantees. Maturity dates and amounts are set forth in Note 23 to the Consolidated Financial Statements (“Guarantees given against borrowings”).

The Group also guarantees the current liabilities of certain non-consolidated companies. Performance under these guarantees would be triggered by a financial default of these entities. Maturity dates and amounts are set forth in Note 23 to the Consolidated Financial Statements (“Guarantees of current liabilities”).

The following table sets forth financial assets and liabilities related to operating activities as of December 31, 2011, 2010 and 2009 (see Note 28 to the Consolidated Financial Statements).

As of December 31 (M€) Assets/(Liabilities)	2011	2010	2009
Accounts payable	(22,086)	(18,450)	(15,383)
Other operating liabilities	(5,441)	(3,574)	(4,706)
including financial instruments related to commodity contracts	(606)	(559)	(923)
Accounts receivable, net	20,049	18,159	15,719
Other operating receivables	7,467	4,407	5,145
including financial instruments related to commodity contracts	1,074	499	1,029
Total	(11)	542	775

These financial assets and liabilities mainly have a maturity date below one year.

Credit risk

Credit risk is defined as the risk of the counterparty to a contract failing to perform or pay the amounts due.

The Group is exposed to credit risks in its operating and financing activities. The Group’s maximum exposure to credit risk is partially related to financial assets recorded on its balance sheet, including energy derivative instruments that have a positive market value.

The following table presents the Group’s maximum credit risk exposure:

As of December 31, (M€) Assets/ (Liabilities)	2011	2010	2009
Loans to equity affiliates (Note 12)	2,246	2,383	2,367
Loans and advances (Note 14)	2,055	1,596	1,284
Hedging instruments of non-current financial debt (Note 20)	1,976	1,870	1,025
Accounts receivable (Note 16)	20,049	18,159	15,719
Other operating receivables (Note 16)	7,467	4,407	5,145
Current financial assets (Note 20)	700	1,205	311
Cash and cash equivalents (Note 27)	14,025	14,489	11,662
Total	48,518	44,109	37,513

The valuation allowance on loans and advances and on accounts receivable and other operating receivables is detailed respectively in Notes 14 and 16 to the Consolidated Financial Statements.

As part of its credit risk management related to operating and financing activities, the Group has developed margin call contracts with certain counterparties. As of

December 31, 2011, the net amount received as part of these margin calls was €1,682 million (against €1,560 million as of December 31, 2010 and €693 million as of December 31, 2009).

Credit risk is managed by the Group’s business segments as follows:

•	Upstream Segment

•	Exploration & Production

Risks arising under contracts with government authorities or other oil companies or under long-term supply contracts necessary for the development of projects are evaluated during the project approval process. The long-term aspect of these contracts and the high-quality of the other parties lead to a low level of credit risk.

Risks related to commercial operations, other than those described above (which are, in practice, directly monitored by subsidiaries), are subject to procedures for establishing and reviewing credit.

Customer receivables are subject to provisions on a case-by-case basis, based on prior history and management’s assessment of the facts and circumstances.

•	Gas & Power

The Gas & Power division deals with counterparties in the energy, industrial and financial sectors throughout the world. Financial institutions providing credit risk coverage are highly rated international bank and insurance groups.

Potential counterparties are subject to credit assessment and approval before concluding transactions and are thereafter subject to regular review, including re-appraisal and approval of the limits previously granted.

The creditworthiness of counterparties is assessed based on an analysis of quantitative and qualitative data regarding financial standing and business risks, together with the review of any relevant third party and market information, such as data published by rating agencies. On this basis, credit limits are defined for each potential counterparty and, where appropriate, transactions are subject to specific authorisations.

Credit exposure, which is essentially an economic exposure or an expected future physical exposure, is permanently monitored and subject to sensitivity measures.

Credit risk is mitigated by the systematic use of industry standard contractual frameworks that permit netting, enable requiring added security in case of adverse change in the counterparty risk, and allow for termination of the contract upon occurrence of certain events of default.

•	Downstream Segment

•	Refining & Marketing

Internal procedures for the Refining & Marketing division include rules on credit risk that describe the basis of internal control in this domain, including the separation of authority between commercial and financial operations. Credit policies are defined at the local level, complemented by the implementation of procedures to monitor customer risk (credit committees at the subsidiary level, the creation of credit limits for corporate customers, portfolio guarantees, etc.).

Each entity also implements monitoring of its outstanding receivables. Risks related to credit may be mitigated or limited by subscription of credit insurance and/or requiring security or guarantees.

Bad debts are provisioned on a case-by-case basis at a rate determined by management based on an assessment of the risk of credit loss.

•	Trading & Shipping

Trading & Shipping deals with commercial counterparties and financial institutions located throughout the world. Counterparties to physical and derivative transactions are primarily entities involved in the oil and gas industry or in the trading of energy commodities, or financial institutions. Credit risk coverage is concluded with financial institutions, international banks and insurance groups selected in accordance with strict criteria.

The Trading & Shipping division has a strict policy of internal delegation of authority governing establishment of country and counterparty credit limits and approval of specific transactions. Credit exposures contracted under these limits and approvals are monitored on a daily basis.

Potential counterparties are subject to credit assessment and approval prior to any transaction being concluded and all active counterparties are subject to regular reviews, including re-appraisal and approval of granted limits. The creditworthiness of counterparties is assessed based on an analysis of quantitative and qualitative data regarding financial standing and business risks, together with the review of any relevant third party and market information, such as ratings published by Standard & Poor’s, Moody’s Investors Service and other agencies.

Contractual arrangements are structured so as to maximize the risk mitigation benefits of netting between transactions wherever possible and additional protective terms providing for the provision of security in the event of financial deterioration and the termination of transactions on the occurrence of defined default events are used to the greatest permitted extent.

Credit risks in excess of approved levels are secured by means of letters of credit and other guarantees, cash deposits and insurance arrangements. In respect of derivative transactions, risks are secured by margin call contracts wherever possible.

•	Chemicals Segment

Credit risk in the Chemicals segment is primarily related to commercial receivables. Each division implements procedures for managing and provisioning credit risk that differ based on the size of the subsidiary and the market in which it operates. The principal elements of these procedures are:

•	implementation of credit limits with different authorization procedures for possible credit overruns;

•	use of insurance policies or specific guarantees (letters of credit);

•	regular monitoring and assessment of overdue accounts (aging balance), including collection procedures; and

•	provisioning of bad debts on a customer-by-customer basis, according to payment delays and local payment practices (provisions may also be calculated based on statistics).

32)	OTHER RISKS AND CONTINGENT LIABILITIES

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

The contingent commitments and contractual obligations are detailed in note 23 to the consolidated financial statement.

ANTITRUST INVESTIGATIONS

The principal antitrust proceedings in which the Group’s companies are involved are described hereafter.

Chemicals

•

As part of the spin-off of Arkema(1) in 2006, TOTAL S.A. or certain other Group companies agreed to grant Arkema a guarantee for potential monetary consequences related to antitrust proceedings arising from events prior to the spin-off.

This guarantee covers, for a period of ten years from the date of the spin-off, 90% of amounts paid by Arkema related to (i) fines imposed by European authorities or European member-states for competition law violations, (ii) fines imposed by U.S. courts or antitrust authorities for federal antitrust violations or violations of the competition laws of U.S. states, (iii) damages awarded in civil proceedings related to the government proceedings mentioned above, and (iv) certain costs related to these proceedings. The guarantee related to anti-competition violations in Europe applies to amounts above a €176.5 million threshold. On the other hand, the agreements provide that Arkema will indemnify TOTAL S.A. or any Group company for 10% of any amount that TOTAL S.A. or any Group company are required to pay under any of the proceedings covered by this guarantee, in Europe.

If one or more individuals or legal entities, acting alone or together, directly or indirectly holds more than one-third of the voting rights of Arkema, or if Arkema transfers more than 50% of its assets (as calculated under the enterprise valuation method, as of the date of the transfer) to a third party or parties acting together, irrespective of the type or number of transfers, this guarantee will become void.

•	In the United States, civil liability lawsuits, for which TOTAL S.A. has been named as the parent company, are closed without significant impact on the Group’s financial position.

•

In Europe, since 2006, the European Commission has fined companies of the Group in its configuration prior to the spin-off an overall amount of €385.47 million, of which Elf Aquitaine and/or TOTAL S.A. were held jointly liable for €280.17 million, Elf Aquitaine being personally fined €23.6 million for deterrence. These fines are entirely settled as of today.

As a result, since the spin-off, the Group has paid the overall amount of €188.07 million(2), corresponding to 90% of the fines overall amount once the threshold provided for by the guarantee is deducted to which an amount of €31.31 million of interest has been added as explained hereinafter.

The European Commission imposed these fines following investigations between 2000 and 2004 into commercial practices involving eight products sold by Arkema. Five of these investigations resulted in prosecutions from the European Commission for which Elf Aquitaine has been named as the parent company, and two of these investigations named TOTAL S.A. as the ultimate parent company of the Group.

TOTAL S.A. and Elf Aquitaine are contesting their liability based solely on their status as parent companies and appealed for cancellation and reformation of the rulings that are still pending before the relevant EU court of appeals or supreme court of appeals.

During the year 2011, four of the proceedings have evolved and are closed as far as Arkema is concerned:

–

In one of these proceedings, the Court of Justice of the European Union (CJEU) has rejected the action of Arkema while the decisions of the European Commission and of the General Court of the European Union against the parent companies have been squashed. Consequently, this proceeding is definitively closed regarding Arkema as well as the parent companies.

–

In two other proceedings, previous decisions against Arkema and the parent companies have been upheld by the General Court of the European Union. While the parent companies have introduced an appeal before the CJEU, Arkema did not appeal to the CJEU.

–

Finally, in a last proceeding, the General Court has decided to reduce the amount of the fine initially ordered against Arkema while, in parallel, it has rejected the actions of the parent companies that have remained obliged to pay the whole amount of the fine initially ordered by the European Commission. Arkema has accepted this decision while the parent companies have introduced an appeal before the CJEU.

(1)	Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. Arkema became an independent company after being spun-off from TOTAL S.A. in May 2006.
(2)	This amount does not take into account a case that led to Arkema, prior to Arkema’s spin-off from TOTAL, and Elf Aquitaine being fined jointly €45 million and Arkema being fined €13.5 million.

With the exception of the €31.31 million of interest charged by the European Commission to the parent companies, which has been required to pay in accordance with the decision concerning the last proceeding referred hereinabove, the evolution of the proceedings during the year 2011 did not modify the global amount assumed by the Group in execution of the guarantee.

In addition, civil proceedings against Arkema and other groups of companies were initiated in 2009 and 2011, respectively, before German and Dutch courts by third parties for alleged damages pursuant to two of the above mentioned legal proceedings. TOTAL S.A. was summoned to serve notice of the dispute before the German court. At this point, the probability to have a favorable verdict and the financial impacts of these proceedings are uncertain due to the number of legal difficulties they give rise to, the lack of documented claims and evaluations of the alleged damages.

Arkema began implementing compliance procedures in 2001 that are designed to prevent its employees from violating antitrust provisions. However, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema regarding events prior to the spin-off, as well as Elf Aquitaine and/or TOTAL S.A. based on their status as parent company.

Within the framework of all of the legal proceedings described above, a €17 million reserve remains booked in the Group’s consolidated financial statements as of December 31, 2011.

Downstream

•

Pursuant to a statement of objections received by Total Nederland N.V. and TOTAL S.A. (based on its status as parent company) from the European Commission, Total Nederland N.V. was fined €20.25 million in 2006, for which TOTAL S.A. was held jointly liable for €13.5 million. TOTAL S.A. appealed this decision before the relevant court and this appeal is still pending.

•

In addition, pursuant to a statement of objections received by Total Raffinage Marketing (formerly Total France) and TOTAL S.A. from the European Commission regarding another product line of the Refining & Marketing division, Total Raffinage Marketing was fined €128.2 million in 2008, which has been paid, and for which TOTAL S.A. was held jointly liable based on its status as parent company. TOTAL S.A. also appealed this decision before the relevant court and this appeal is still pending.

•

In addition, civil proceedings against TOTAL S.A and Total Raffinage Marketing and other companies were initiated before U.K and Dutch courts by third parties for alleged damages in connection with the prosecutions brought by the European Commission in this case. At this point, the probability to have a favorable verdict and the financial impacts of these procedures are uncertain due to the number of legal difficulties they gave rise to, the lack of documented claims and evaluations of the alleged damages.

Within the framework of the legal proceedings described above, a €30 million reserve is booked in the Group’s consolidated financial statements as of December 31, 2011.

Whatever the evolution of the proceedings described above, the Group believes that their outcome should not have a material adverse effect on the Group’s financial situation or consolidated results.

GRANDE PAROISSE

An explosion occurred at the Grande Paroisse industrial site in the city of Toulouse in France on September 21, 2001. Grande Paroisse, a former subsidiary of Atofina which became a subsidiary of Elf Aquitaine Fertilisants on December 31, 2004, as part of the reorganization of the Chemicals segment, was principally engaged in the production and sale of agricultural fertilizers. The explosion, which involved a stockpile of ammonium nitrate pellets, destroyed a portion of the site and caused the death of thirty-one people, including twenty-one workers at the site, and injured many others. The explosion also caused significant damage to certain property in part of the city of Toulouse.

This plant has been closed and individual assistance packages have been provided for employees. The site has been rehabilitated.

On December 14, 2006, Grande Paroisse signed, under the supervision of the city of Toulouse, the deed whereby it donated the former site of the AZF plant to the greater agglomeration of Toulouse (CAGT) and the Caisse des dépôts et consignations and its subsidiary ICADE. Under this deed, TOTAL S.A. guaranteed the site restoration obligations of Grande Paroisse and granted a €10 million endowment to the InNaBioSanté research foundation as part of the setting up of a cancer research center at the site by the city of Toulouse.

Regarding the cause of the explosion, the hypothesis that the explosion was caused by Grande Paroisse through the accidental mixing of hundreds of kilos of a chlorine compound at a storage site for ammonium nitrate was discredited over the course of the investigation. As a result, proceedings against ten of the eleven Grande Paroisse employees charged during the criminal investigation conducted by the Toulouse Regional Court (Tribunal de grande instance) were dismissed and this dismissal was upheld on appeal. Nevertheless, the final experts’ report filed on May 11, 2006 continued to focus on the hypothesis of a chemical accident, although this hypothesis was not confirmed during the attempt to reconstruct the accident at the site. After having articulated several hypotheses, the experts no longer maintain that the accident was caused by pouring a large quantity of a chlorine compound over ammonium nitrate. Instead, the experts have retained a scenario where a container of chlorine compound sweepings was poured between a layer of wet ammonium nitrate covering the floor and a quantity of dry agricultural nitrate at a location not far from the principal storage site. This is claimed to have caused an explosion which then spread into the main storage site. Grande Paroisse was investigated based on this new hypothesis in 2006; Grande Paroisse is contesting this explanation, which it believes to be based on elements that are not factually accurate.

All the requests for additional investigations that were submitted by Grande Paroisse, the former site manager and various plaintiffs were denied on appeal after the end of the criminal investigation procedure. On July 9, 2007, the investigating judge brought charges against Grande Paroisse and the former plant manager before the criminal chamber of the Court of Appeal of Toulouse. In late 2008, TOTAL S.A. and Mr. Thierry Desmarest were summoned to appear in Court pursuant to a request by a victims association. The trial for this case began on February 23, 2009, and lasted approximately four months.

On November 19, 2009, the Toulouse Criminal Court acquitted both the former Plant Manager, and Grande Paroisse due to the lack of reliable evidence for the explosion. The Court also ruled that the summonses against TOTAL S.A. and Mr. Thierry Desmarest, Chairman and CEO at the time of the disaster, were inadmissible.

Due to the presumption of civil liability that applied to Grande Paroisse, the Court declared Grande Paroisse civilly liable for the damages caused by the explosion to the victims in its capacity as custodian and operator of the plant.

The Prosecutor’s office, together with certain third parties, has appealed the Toulouse Criminal Court verdict. In order to preserve its rights, Grande Paroisse lodged a cross-appeal with respect to civil charges.

The appeal proceedings before the Court of Appeal of Toulouse started on November 3, 2011.

A compensation mechanism for victims was set up immediately following the explosion. €2.3 billion was paid for the compensation of claims and related expenses amounts. As of December 31, 2011, a €21 million reserve was recorded in the Group’s consolidated balance sheet.

BUNCEFIELD

On December 11, 2005, several explosions, followed by a major fire, occurred at an oil storage depot at Buncefield, north of London. This depot was operated by Hertfordshire Oil Storage Limited (HOSL), a company in which TOTAL’s UK subsidiary holds 60% and another oil group holds 40%.

The explosion caused injuries, most of which were minor injuries, to a number of people and caused property damage to the depot and the buildings and homes located nearby. The official Independent Investigation Board has indicated that the explosion was caused by the overflow of a tank at the depot. The Board’s final report was released on December 11, 2008. The civil procedure for claims, which had not yet been settled, took place between October and December 2008. The Court’s decision of March 20, 2009, declared TOTAL’s UK subsidiary liable for the accident and solely liable for indemnifying the victims. The subsidiary appealed the decision. The appeal trial took place in January 2010. The Court of Appeals, by a decision handed down on March 4, 2010, confirmed the prior judgment. The Supreme Court of United Kingdom has partially authorized TOTAL’s UK subsidiary to contest the decision. TOTAL’s UK subsidiary finally decided to withdraw from this recourse due to settlement agreements reached in mid-February 2011.

The Group carries insurance for damage to its interests in these facilities, business interruption and civil liability claims from third parties. The provision for the civil liability that appears in the Group’s consolidated financial statements as of December 31, 2011, stands at €80 million after taking into account the payments previously made.

The Group believes that, based on the information currently available, on a reasonable estimate of its liability and on provisions recognized, this accident should not have a significant impact on the Group’s financial situation or consolidated results.

In addition, on December 1, 2008, the Health and Safety Executive (HSE) and the Environment Agency (EA) issued a Notice of prosecution against five companies, including TOTAL’s UK subsidiary. By a judgment on July 16, 2010, the subsidiary was fined £3.6 million and paid it. The decision takes into account a number of elements that have mitigated the impact of the charges brought against it.

ERIKA

Following the sinking in December 1999 of the Erika, a tanker that was transporting products belonging to one of the Group companies, the Tribunal de grande instance of Paris convicted TOTAL S.A. of marine pollution pursuant to a judgment issued on January 16, 2008, finding that TOTAL S.A. was negligent in its vetting procedure for vessel selection, and ordering TOTAL S.A. to pay a fine of €375,000. The Court also ordered compensation to be paid to those affected by the pollution from the Erika up to an aggregate amount of €192 million, declaring TOTAL S.A. jointly and severally liable for such payments together with the Erika’s inspection and classification firm, the Erika’s owner and the Erika’s manager.

TOTAL has appealed the verdict of January 16, 2008. In the meantime, it nevertheless proposed to pay third parties who so requested definitive compensation as determined by the Court. Forty-two third parties have been compensated for an aggregate amount of €171.5 million.

By a decision dated March 30, 2010, the Court of Appeal of Paris upheld the lower Court verdict pursuant to which TOTAL S.A. was convicted of marine pollution and fined €375,000. TOTAL appealed this decision to the French Supreme Court (Cour de cassation).

However, the Court of Appeal ruled that TOTAL S.A. bears no civil liability according to the applicable international conventions and consequently ruled that TOTAL S.A. be not convicted.

To facilitate the payment of damages awarded by the Court of Appeal in Paris to third parties against Erika’s controlling and classification firm, the ship-owner and the ship-manager, a global settlement agreement was signed late 2011 between these parties and TOTAL S.A. under the auspices of the IOPC Fund. Under this global settlement agreement, each party agreed to the withdrawal of all civil proceedings initiated against all other parties to the agreement.

TOTAL S.A. believes that, based on the information currently available, the case should not have a significant impact on the Group’s financial situation or consolidated results.

BLUE RAPID AND THE RUSSIAN OLYMPIC COMMITTEE — RUSSIAN REGIONS AND INTERNEFT

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine, alleging a so-called non-completion by a former subsidiary of Elf Aquitaine of a contract related to an exploration and production project in Russia negotiated in the early 1990s. Elf Aquitaine believed this claim to be unfounded and opposed it. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim against Elf Aquitaine and found that the Russian Olympic Committee did not have standing in the matter. Blue Rapid and the Russian Olympic Committee appealed this decision. On June 30, 2011, the Court of Appeal of Paris dismissed as inadmissible the claim of Blue Rapid and the Russian Olympic Committee against Elf Aquitaine, notably on the grounds of the contract’s termination. Blue Rapid and the Russian Olympic Committee appealed this decision to the French Supreme Court.

In connection with the same facts, and fifteen years after the termination of the exploration and production contract, a Russian company, which was held not to be the contracting party to the contract, and two regions of the Russian Federation which were not even parties to the contract, have launched an arbitration procedure against the aforementioned former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming alleged damages of U.S.$ 22.4 billion. For the same reasons as those successfully adjudicated by Elf Aquitaine against Blue Rapid and the Russian Olympic Committee, the Group considers this claim to be unfounded as to a matter of law or fact. The Group has lodged a criminal complaint to denounce the fraudulent claim which the Group believes it is a victim of and, has taken and reserved its rights to take other actions and measures to defend its interests.

IRAN

In 2003, the United States Securities and Exchange Commission (SEC) followed by the Department of Justice (DoJ) issued a formal order directing an investigation in connection with the pursuit of business in Iran, by certain oil companies including, among others, TOTAL.

The inquiry concerns an agreement concluded by the Company with a consultant concerning a gas field in Iran and aims to verify whether certain payments made under this agreement would have benefited Iranian officials in violation of the Foreign Corrupt Practices Act (FCPA) and the Company’s accounting obligations.

Investigations are still pending and the Company is cooperating with the SEC and the DoJ. In 2010, the Company opened talks with U.S. authorities, without any acknowledgement of facts, to consider an out-of-court settlement as it is often the case in this kind of proceeding.

Late in 2011, the SEC and the DoJ proposed to TOTAL out-of-court settlements that would close their inquiries, in exchange for TOTAL’s committing to a number of obligations and paying fines. As TOTAL was unable to agree to several substantial elements of the proposal, the Company is continuing discussions with the U.S. authorities. The Company is free not to accept an out-of-court settlement solution, in which case it would be exposed to the risk of prosecution in the United States.

In this same affair, a parallel judicial inquiry related to TOTAL was initiated in France in 2006. In 2007, the Company’s Chief Executive Officer was placed under formal investigation in relation to this inquiry, as the former President of the Middle East department of the Group’s Exploration & Production division. The Company has not been notified of any significant developments in the proceedings since the formal investigation was launched.

At this point, the Company cannot determine when these investigations will terminate, and cannot predict their results, or the outcome of the talks that have been initiated. Resolving these cases is not expected to have a significant impact on the Group’s financial situation or consequences on its future planned operations.

OIL-FOR-FOOD PROGRAM

Several countries have launched investigations concerning possible violations related to the United Nations (UN) Oil-for-Food program in Iraq.

Pursuant to a French criminal investigation, certain current or former Group employees were placed under formal criminal investigation for possible charges as accessories to the misappropriation of corporate assets and as accessories to the corruption of foreign public agents. The Chairman and Chief Executive Officer of the Company, formerly President of the Group’s Exploration & Production division, was also placed under formal investigation in October 2006. In 2007, the criminal investigation was closed and the case was transferred to the Prosecutor’s office. In 2009, the Prosecutor’s office recommended to the investigating judge that the case against the Group’s current and former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued.

In early 2010, despite the recommendation of the Prosecutor’s office, a new investigating judge, having taken over the case, decided to indict TOTAL S.A. on bribery charges as well as complicity and influence peddling. The indictment was brought eight years after the beginning of the investigation without any new evidence being introduced.

In October 2010, the Prosecutor’s office recommended to the investigating judge that the case against TOTAL S.A., the Group’s current and former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued.

However, by ordinance notified in early August 2011, the investigating judge on the matter decided to send the case to trial.

The Company believes that its activities related to the Oil-for-Food program have been in compliance with this program, as organized by the UN in 1996.

The Volcker report released by the independent investigating committee set up by the UN had discarded any bribery grievance within the framework of the Oil-For-Food program with respect to TOTAL.

ITALY

As part of an investigation led by the Prosecutor of the Republic of the Potenza Court, Total Italia and certain Group’s employees are the subject of an investigation related to certain calls for tenders that Total Italia made for the preparation and development of an oil field. On February 16, 2009, as a preliminary measure before the proceedings go before the Court, the preliminary investigation judge of Potenza served notice to Total Italia of a decision that would suspend the concession for this field for one year. Total Italia has appealed the decision by the preliminary investigation judge before the Court of Appeal of Potenza. In a decision dated April 8, 2009, the Court reversed the suspension of the concession and appointed for one year, i.e. until February 16, 2010, a judicial administrator to supervise the operations related to the development of the concession, allowing the Tempa Rossa project to continue.

The criminal investigation was closed in the first half of 2010. The preliminary hearing judge, who will decide whether the case shall be returned to the Criminal Court to be judged on the merits, held the first hearing on December 6, 2010. The proceedings before the Judge of the preliminary hearing are still pending.

In 2010, Total Italia’s exploration and production operations were transferred to Total E&P Italia and refining and marketing operations were merged with those of Erg Petroli.

LIBYA

During the financial year 2011, the Group’s activities were affected by the security context in Libya, and the Group’s production was gradually shut down as from the end of February. The Group’s production started up again at the end of September 2011 on the offshore Al Jurf field located in zones 15, 16 & 32 (ex C137) at the level existing before the events, and has gradually restarted since October 2011 in onshore zones 129, 130 and 131. The restart of the Group’s production on the other onshore zones is expected to occur progressively in 2012.

In June 2011, the United States Securities and Exchange Commission (SEC) issued to certain oil companies — including, among others, TOTAL — a formal request for information related to their operations in Libya. TOTAL is cooperating with this non public investigation.

YEMEN

During the financial year 2011, the Group’s activities were not significantly impacted by the security context in Yemen, but the Group nevertheless reorganized locally to minimize the risks to its personnel. In addition, on October 15, 2011, the gas pipeline supplying Yemen LNG was sabotaged, and then repaired with no delay, enabling LNG production to resume as from October 26, 2011.

SYRIA

In May 2011, the European Union adopted measures with criminal and financial penalties that prohibit the supply of certain equipment to Syria, as well as certain financial and asset transactions with respect to a list of named individuals and entities. These measures apply to European persons and to entities constituted under the laws of a EU Member State. In September 2011, the EU adopted further measures, including, notably, a prohibition on the purchase, import or transportation from Syria of crude oil and petroleum products. Since early September 2011, the Group ceased to purchase hydrocarbons from Syria. On December 1, 2011, the EU extended sanctions against, among others, three state-owned Syrian oil firms, including General Petroleum Corporation, the Group’s co-contracting partner in PSA 1988 (Deir Es Zor license) and the Tabiyeh contract. Since early December 2011, TOTAL has ceased its activities that contribute to oil and gas production in Syria.

33) OTHER INFORMATION

Research and development costs incurred by the Group in 2011 amounted to €776 million (€715 million in 2010 and €650 million in 2009), corresponding to 0.4% of the sales.

The staff dedicated in 2011 to these research and development activities are estimated at 3,946 people (4,087 in 2010 and 4,016 in 2009).

34)	CHANGES IN PROGRESS IN THE GROUP STRUCTURE

•

TOTAL signed in March 2011 agreements for the acquisition in Uganda of a one-third interest in Blocks 1, 2 and 3A held by Tullow Oil plc for $1,467 million (amount as of January 1, 2010, to which will add costs of interim period). Following this acquisition, TOTAL would become an equal partner with Tullow and CNOOC in the blocks, each with a one-third interest and each being an operator of one of the blocks. Subject to the decision of the Authorities, TOTAL would be the operator of Block 1.

•

TOTAL announced in February 2012 the signature of an agreement with Sinochem to sell its interests in the Cusiana field and in OAM and ODC pipelines. This transaction is subject to approval by the relevant authorities.

•

As of December 31, 2010, the sections “Assets classified as held for sale” and “Liabilities directly associated with the assets classified as held for sale” included the assets and liabilities of Total E&P Cameroun, of Joslyn and of photocure and coatings resins businesses.

35) CONSOLIDATION SCOPE

As of December 31, 2011, 870 entities are consolidated of which 783 are fully consolidated, and 87 are accounted for under the equity method (identified with the letter E).

This simplified organizational chart shows the main consolidated entities. For each of them, the Group interest is mentioned between brackets. This chart of legal detentions is not exhaustive and does not reflect neither the operational structure nor the relative economic size of the Group entities and the business segments.

The business segments are identified with the following colors:
Upstream
Downstream
Chemicals
Holding

TOTAL S.A.
Elf Aquitaine (100%)
100%
Elf Exploration Production (100%)
100%
TOTAL subsidiaries 100%
TOTAL E & P Kazakhstan (100%)
TOTAL E & P Nigeria SAS (100%)
Total Upstream Nigeria Ltd (100%)
TOTAL Coal South Africa Ltd (100%)
TOTAL Gasandes S.A. (100%)
CDF Energia (100%)
TOTAL Venezuela (100%)
Petrocedeño (30,3%) E
TOTAL E & P USA, Inc. (100%)
TOTAL E & P Canada Ltd (100%)
Total Trading and Marketing Canada LP (100%)
TOTAL E & P Chine (100%) E & P Chine (100%)
TOTAL E & P Malaysia (100%)
TOTAL E & P Australia (100%)
TOTAL E & P Mauritanie (100%)
TOTAL E & P Madagascar (100%)
TOTAL E & P Iraq (100%)
TOTAL E & P Côte d'Ivoire (100%)
TOTAL E & P Guyane française (100%)
TOTAL E&P Golfe Holdings Ltd (100%)
TOTAL E&P Golfe Ltd (100%)
Qatar Liquefied Gas Co. Ltd II (Train B) (16,7%) E
TOTAL Energie Développement (100%)
Tenesol (50%) E
Photovoltech (50%) E
TOTAL Gaz & Energies Nouvelles Holding (100%)
Géosud (71,1%) E
Gaz Transport et Technigaz (30%) E
TOTAL Energie Solaire Concentrée (100%)
TOTAL Abengoa Solar Emirates Investment Company (50%) E
TOTAL Outre-Mer (100%)
Total Petroleum Puerto Rico Corp. (100%)
TOTAL (China) Investments (100%)
Air Total International (100%)
TOTAL Refining Saudi Arabia SAS (100%)
Saudi Aramco Total Refining & Petrochemical Company (37,5%) E
Chartering & Shipping Services S.A. (100%)
TOTAL International Ltd. (100%)
Atlantic Trading & Marketing (100%)
Total Trading Canada Limited (100%)
Cray Valley S.A. (100%)
TOTAL Chimie (100%)
Hutchinson S.A. (100%)
Total Petrochemicals Iberica (100%)
PetroFina S.A. (100%)
TOTAL Belgium (100%)
Omnium Insurance and Reinsurance Cy (100%)
TOTAL Gestion USA (100%)
TOTAL Holdings USA, Inc. (100%)
TOTAL Petrochemicals USA, Inc. (100%)
TOTAL Gas & Power North America (100%)
Hutchinson Corporation (100%)
TOTAL Capital (100%)
TOTAL Treasury (100%)
TOTAL Finance (100%)
TOTAL Finance Exploitation (100%)
TOTAL other subsidiaries
TOTAL South Africa (50,0%)
TOTAL Raffinaderij Nederland (55,0%)
Total Tractebel Emirates Power Cy (50 %) E
TOTAL RAFFINAGE MARKETING (100%)
AS24 (100%)
Totalgaz SNC (100%)
TOTAL Lubrifiants S.A. (99,8%)
TOTAL Fluides (100%)
Urbaine des Pétroles (100%)
Total Especialidades Argentina S.A. (100%)
TOTAL (Philippines) Corp. (100%)
TOTAL Oil Asia-Pacific Pte Ltd (100%)
TOTAL E & P HOLDINGS (100%)
TOTAL E & P Russie (100%)
TOTAL (BTC) Ltd (100%)
TOTAL E & P Nigeria Ltd. (100%)
TOTAL E & P Algérie (100%)
TOTAL E & P Angola (100%)
TOTAL E&P Libya (100%)
TOTAL Abu Al Bu Khoosh (100%)
TOTAL South Pars (100%)
Elf Petroleum Iran (100%)
TOTAL E & P Oman (100%)
TOTAL Qatar Oil & Gas (100%)
TOTAL E & P Qatar (100%)
TOTAL E & P Syrie (100%)
TOTAL E & P Yémen (100%)
TOTAL E & P Indonésie (100%)
TOTAL E & P Myanmar (100%)
TOTAL Profils Pétroliers (100%)
TOTAL E & P Thailand (100%)
TOTAL Austral (100%)
TOTAL E & P Bolivie (100%)
TOTAL LNG Angola Ltd (100%)
Angola LNG Ltd (13,6%) E
Brass Holdings Company Ltd (100%)
Brass LNG Ltd (17,0%) E
Qatar Liquefied Gas Company Ltd (10,0%) E
TOTAL Yemen LNG Company Ltd (100%)
Yemen LNG (39,6%) E
TOTAL Holding Dolphin Amont Ltd (100%)
TOTAL E&P Dolphin Upstream Ltd (100%)
TOTAL Dolphin Midstream Ltd (100%)
Dolphin Energy Ltd (2,45%) E
TOTAL HOLDINGS EUROPE (100%)
TOTAL Holdings UK Ltd (100%)
TOTAL Upstream UK Ltd (100%)
TOTAL Midstream UK Ltd (100%)
Elf Petroleum UK Plc (100%)
South Hook LNG Terminal Company Ltd (8,3%) E
TOTAL UK Ltd (100%)
Samsung Total Petrochemicals (50%) E
TOTAL E & P Norge AS (100%)
TOTAL E & P Italia Spa (100%)
TOTAL Holdings Nederland B.V. (100%)
TOTAL E & P Nederland B.V. (100%)
TOTAL E & P Azerbaidjan B.V. (100%)
TOTAL E & P Bornéo B.V. (100%)
Tepma Colombie (100%)
TOTAL Oil & Gas Venezuela B.V. (100%)
TOTAL Shtokman B.V. (100%)
Shtokman Development A.G. (25%) E
TOTAL Termokarstovoye B.V. (100%)
Terneftegaz J.S.C. (25%) E
TOTAL Nederland N.V. (100%)
TOTALErg (49%) E
TOTAL Mineraloel und Chemie GmbH (100%)
TOTAL Deutschland GmbH (100%)
TOTAL Raffinerie Mitteldeutschland (100%)
Atotech BV (100%)
Elf Aquitaine subsidiaries 100%
TOTAL E & P France (100%)
TOTAL E & P Congo (100%)
TOTAL Participations Pétrolières Gabon (100%)
TOTAL Gaz & Electricité Holdings France (100%)
TOTAL LNG Nigeria Ltd (100%)
TOTAL Infrastructures Gaz France (100%)
TOTAL Energie Gaz (100%)
TOTAL Gas & Power Mexico B.V. (100%)
Hazira LNG Private Ltd (26%) E
TOTAL Gas and Power U.S.A. (100%)
Kenerka (24,6 %) E
AE Polysilicon Corporation (29,5 %) E
Ampris (22%) E
TOTAL (Africa) Ltd (100%)
TOTSA Total Oil Trading S.A. (100%)
Socap International Ltd (100%)
Sofax Banque (100%)
Socap SAS (100%)
Elf Aquitaine Fertilisants (100%)
Grande Paroisse S.A. (100%)
G.P.N. S.A. (100%)
Elf Aquitaine other subsidiaries
TOTAL E & P Cameroun (75,8%)
TOTAL Gabon (58,3%)
Rosier (56,9%)
Cepsa (48,8%) E*
TOTAL / Elf Aquitaine other common subsidiaries
TOTAL Nigeria (61,7%)
TOTAL Turkiye (100%)
S.A. de la Raffinerie des Antilles (50,0%) E
TOTAL Kenya (573%)
TOTAL Sénégal (95,1%)
TOTAL Petrochemicals France (100%)
Qatar Petrochemical Company Ltd (20%) E
Qatofin Company Ltd (49,1%) E
Bostik Holding S.A. (100%)
Bostik S.A. (100%)